Form 10-K, Exhibit 13
period 1993-12-31
NORTH STAR UNIVERSAL INC
filed 1994-03-23
CIK 768158

                           NORTH STAR UNIVERSAL, INC.


                               1993 ANNUAL REPORT

                                 COMPANY PROFILE


As a parent company, North Star Universal, Inc. provides management and financial resources for the development and growth of its operating businesses. North Star's direct and indirect wholly owned subsidiaries include Americable, Transition Engineering and C.E. Services. Americable is a provider of voice and data communications networking products, systems and services. Transition Engineering designs and manufactures connectivity devices used in local area network applications. C.E. Services remarkets, reconfigures, refurbishes and warehouses mainframe computers and peripherals and provides related technical and maintenance services. As of December 31, 1993, North Star also owned a 38 percent interest in Michael Foods, Inc. (NASDAQ:MIKL), and a 40 percent interest in CorVel Corporation (NASDAQ:CRVL).

FINANCIAL HIGHLIGHTS

(In thousands, except per share amounts)         1993         1992       1991
- -------------------------------------------------------------------------------
OPERATIONS:
Revenues                                      $107,485       $86,363    $71,575
Operating income (loss)                            651          (585)    (1,356)
Income (loss) from continuing operations       (11,872)       (1,637)    10,899
Discontinued operations                             --            --       (598)
Net income (loss)                              (11,872)       (1,637)    10,301
                                              ---------------------------------
                                              ---------------------------------
Income (loss) per share:
  Continuing operations                       $  (1.26)      $  (.17)   $  1.07
  Discontinued operations                           --            --       (.06)
                                              ---------------------------------
     Net income (loss)                        $  (1.26)      $  (.17)   $  1.01
                                              ---------------------------------
                                              ---------------------------------

FINANCIAL POSITION:
Long-term debt                                 $43,194       $41,849    $41,451
Shareholders' equity                            34,675        61,083     63,246
                                              ---------------------------------
                                              ---------------------------------

North Star believes that a significant portion of its shareholder value will ultimately be derived from the value of its subsidiaries and holdings in Michael Foods and CorVel. The following summarizes the net book value of the Company as of the end of the past three years along with the market value of its investments in Michael Foods and CorVel. The market value of the Company's Michael Foods and CorVel investments is based on the closing market price and share holdings as of the respective dates.


As of December 31,
(In thousands)                                 1993          1992       1991
- -------------------------------------------------------------------------------
BOOK VALUE
Assets -
  Michael Foods                               $ 59,025      $ 66,654   $ 66,629
  CorVel                                        10,083         8,159      7,133
  Computer group                                18,352        17,117     18,179
  Cash and other, net                            7,059         9,657     11,225
                                              ---------------------------------
                                                94,519       101,587    103,166

Liabilities -
  Subordinated debentures                      (39,579)      (38,899)   (37,567)
  Deferred income taxes(1)                     (20,265)       (1,605)    (2,353)
                                              ---------------------------------
     Net book value                           $ 34,675      $ 61,083   $ 63,246
                                              ---------------------------------
                                              ---------------------------------

MARKET VALUE(2)
  Michael Foods                               $ 58,840      $ 74,469   $109,405
  CorVel                                        41,344        21,656     37,013
                                              ---------------------------------
                                              ---------------------------------

(1) At December 31, 1993, the Company recorded an $18.7 million deferred income tax liability relating to temporary differences between the financial and tax reporting of its investment in Michael Foods. (See Note 9 to Consolidated Financial Statements.)
(2) The market value of the Company's holdings in Michael Foods and CorVel does not take into account any income taxes on the gain that may be recognized upon a taxable disposition of such shares.


TO OUR SHAREHOLDERS

          North Star's businesses were characterized by a year of transition. Good overall operating results were overshadowed by Michael Foods decision to discontinue its reduced cholesterol liquid whole egg joint venture. Apart from this one time event, there were many positive developments within our companies that bode well for the future.

          Since 1990, and particularly following the CorVel Corporation public offering in 1991, we have focused on strengthening our financial position and building our three computer businesses -- Americable, C.E. Services and Transition Engineering. Each of these businesses increased their revenue base during a difficult and competitive period for the computer industry. Again in 1993, each of these companies has demonstrated an adaptability to market changes and has found new opportunities amidst the challenges.

          During 1993, C.E. Services contributed the greatest revenue and profit gains within our computer group. These results are due largely to the strong growth in its remarketing business for computer systems, features and parts. Traditionally engaged in providing technical services to large computer leasing customers, C.E. Services is using its technical expertise to carve out a leadership role in the large secondary market for IBM mainframe equipment. This knowledge provides it with a competitive advantage in adapting to the rapidly changing mainframe market. As this market evolves, C.E. Services is well positioned to fulfill the needs of customers who are downsizing their systems or converting to alternative hardware solutions.

          Americable posted improved operating results in its domestic market, but was challenged by an extremely competitive market in Canada. In response, the company scaled back and consolidated its Canadian operations into its Minneapolis region. This consolidation resulted in restructuring charges in the fourth quarter of approximately $1.9 million. Despite this setback, Americable built upon its reputation for superior service across a broad product line with its "One Company, One Call" approach. With an experienced technical staff, the company made progress in extending its core distribution business into more value-added products and services within its U.S. operations. These include custom cable assemblies for the OEM market and value added projects involving the design and implementation of local (LAN) and wide (WAN) area networks. The company continues to work closely with its customers in providing new products and services based upon their changing requirements.

          Our third computer company, Transition Engineering, enjoyed another year of sustained growth in sales and earnings. A good measure of this growth came from international sales. As the year progressed, Transition made significant investments in sales and engineering personnel. These investments have started to yield a stream of new product introductions targeting the hardware market for local area networks. This market is growing and changing technologically at a phenomenal rate. Transition's strategy is to introduce new products in a timely manner, taking advantage of opportunities to improve upon the quality and performance of competing products. This strategy is working as Transition adds more products to broaden its product line.

          Michael Foods, which represents North Star's largest equity holding, experienced a year of mixed results in 1993. On the positive side, the company advanced its strategic thrust to convert from a commodity processor to a value-added producer serving foodservice, retail and industrial ingredient markets. Michael Foods posted strong volume and earnings gains in a number of product lines, including Easy Eggs(TM) and refrigerated potato products. These gains, however, were offset in the fourth quarter by charges of $34 million to write-off its investment in its reduced cholesterol liquid whole egg joint venture and other restructuring charges. Despite this disappointment, Michael Foods remains focused on the innovation and development of value-added food products. Its financial position after the restructuring is sound, with good cash flow. Operationally, we believe its modern processing facilities and direct sales organization provide a solid basis for achieving improved results.

          North Star's other investment interest is CorVel Corporation. During 1993, CorVel made considerable progress integrating its many cost containment and patient management services for the workers compensation marketplace. These efforts culminated with the launch of Advocacy(TM), a program that ties together CorVel's component services into a managed care continuum. An important element in CorVel's strategy is the expansion of its preferred provider organization. Now operating in 20 states, this organization contributed significantly to CorVel's earnings momentum in the past year. As in 1993, the coming years are expected to bring fundamental changes to the health care industry. With national marketing programs and dynamic information systems, CorVel is prepared to aggressively participate in this changing market.

          North Star remains committed to its number one priority -- improving long term shareholder value. We are fortunate to have many enterprising people throughout our companies who look for opportunities and are excited about meeting new challenges. We are confident that we can succeed in guiding our businesses through a competitive era and achieve our goals. As much as ever, we are grateful for your continued support.

Sincerely,



/s/ Jeffrey J. Michael
Jeffrey J. Michael
PRESIDENT AND CHIEF EXECUTIVE OFFICER
MARCH 14, 1994

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                        OPERATION AND FINANCIAL CONDITION


GENERAL

North Star Universal, Inc. ("North Star" or "the Company") is a holding company. The Company's three key holdings consist of Michael Foods, Inc. ("Michael Foods"), CorVel Corporation ("CorVel") and its computer businesses. Michael Foods is a food processing and distribution company founded by North Star in 1987. Following a series of public offerings by Michael Foods and stock sales by North Star, the Company owned a 38 percent interest in Michael Foods at December 31, 1993. CorVel is a provider of managed care services founded by North Star in 1988. Following an initial public offering in 1991, and other equity transactions of CorVel, the Company's ownership interest in CorVel is approximately 40 percent at December 31, 1993. The Company's investments in Michael Foods and CorVel are accounted for as unconsolidated subsidiaries using the equity method of accounting.

The Company's continuing operations consist of Americable, Inc., Transition Engineering, Inc., and C.E. Services, Inc., (including its United Kingdom subsidiary, C.E. Services (Europe) Limited). Americable is a provider of voice and data communications networking products, systems and services. Transition Engineering designs and manufactures connectivity devices used in local area network ("LAN") applications. C.E. Services remarkets, reconfigures, refurbishes and warehouses mainframe computers and peripherals and provides related technical and maintenance services.

The following is unaudited summarized operating results for each of the Company's continuing operations for the three years ended December 31, 1993 (in thousands).


Years ended December 31,                         1993          1992       1991
- -------------------------------------------------------------------------------
Revenues
  C.E. Services                               $ 60,729      $ 44,338   $ 34,568
  Americable                                    38,266        35,885     34,005
  Transition Engineering                        10,025         7,062      3,841
  Eliminations                                  (1,535)         (922)      (839)
                                              ---------------------------------
                                              $107,485      $ 86,363   $ 71,575
                                              ---------------------------------
                                              ---------------------------------

Gross Profit
  C.E. Services                               $ 11,669      $  9,216   $  7,697
  Americable                                    10,254         9,648      9,947
  Transition Engineering                         3,903         2,701      1,599
                                              ---------------------------------
                                              $ 25,826      $ 21,565   $ 19,243
                                              ---------------------------------
                                              ---------------------------------


Operating Income (Loss)
  C.E. Services                               $  2,794      $  1,024   $    118
  Americable                                       179          (466)       331
  Transition Engineering                           918           533        380
  Restructuring charges                         (1,953)           --         --
  Corporate expenses                            (1,287)       (1,676)    (2,185)
                                              ---------------------------------
                                              $    651       $  (585)   $(1,356)
                                              ---------------------------------
                                              ---------------------------------


RESULTS OF OPERATION --

1993 VERSUS 1992

          Consolidated revenues increased $21.1 million or 24.5% to $107.5 million from $86.4 million in 1992. The $16.4 million or 37% net increase in revenues at C.E. Services includes approximately $19.2 million of higher sales resulting from its expanded selling efforts and higher demand of used mainframe systems and features, particularly IBM 4381 and 3090 product lines. Sales from the remarketing of used mainframes and peripherals consisted of 84% and 72% of C.E. Services' revenues in 1993 and 1992, respectively. This increase was offset by decreased sales of approximately $2.8 million in technical service and warehousing revenues due primarily to reduced pricing resulting from maturing product life cycle of certain IBM mainframes. Sales from C.E. Services' European operations increased approximately $5.1 million or 64% to $13.2 million for the
year.   C.E. Services' ability to maintain its historical levels of sales growth is dependent upon its ability to adapt to changing technologies and the availability of products within the secondary mainframe market.

          Revenues at Americable's U.S. operations increased $3.7 million or 12.4% to $33.6 million due primarily to higher demand of networking products and services. This was offset by decreased sales of approximately $1.3 million in its Canadian operations. Sales from Canadian operations consisted of 12% and 17% of Americable's revenues in 1993 and 1992, respectively. During the past three years, Americable's Canadian operations have experienced significant competition which has adversely impacted its sales. In December 1993, Americable implemented a restructuring plan involving the consolidation of its Canadian sales and customer support activities into its U.S. operations. Americable believes that its revenues will be adversely impacted through the loss of a substantial portion of these revenues.

          Revenues at Transition Engineering increased approximately $3 million, or 42%. This includes approximately $1.3 million of sales resulting from new product introductions and approximately $500,000 of sales from new customers. Sales to international customers were approximately $3.1 million in 1993, an increase of $1.3 million or 71% from the previous year. Transition Engineering's ability to maintain its present level of sales and its continued sales growth is highly dependent upon its ability to offer new products that meet customer's demands in a rapidly changing market, particularly in light of the relatively short life cycle of its products.

          Consolidated gross profit, as a percent of revenues, decreased to 24% in 1993 as compared to 25% in 1992. The 1992 amount reflects charges of $490,000 related to inventory writedowns at Americable and Transition Engineering. Margins at Americable, exclusive of these charges, decreased to 26.8% in 1993, from 28% in 1992, due primarily to increased competition particularly within its Canadian operations. In addition, margins at C.E. Services decreased slightly due primarily to reduced pricing of technical services resulting from increased competition and maturing product life cycle of certain IBM mainframes. North Star expects the declining trends in consolidated gross margins to continue in 1994 due to increased competition within each of its computer businesses.

          The Company's selling, general and administrative expenses increased $1.1 million, or 5%, to $23.2 million from $22.1 million in 1993. This includes increased expenses of approximately $800,000 at Transition Engineering due primarily to the addition of sales and engineering personnel and increased research and development expenses related to new product introductions and additional administrative and support personnel needed to support overall growth. In addition, general and administrative expenses at C.E. Services increased approximately $600,000 due primarily to higher selling expenses associated with the expanded remarketing efforts of used mainframe systems and higher facility costs related to its expanded United Kingdom operation. These increases were offset by a decrease in corporate costs of approximately $400,000.

          Selling, general and administrative expenses at Americable's U.S. operations increased approximately $600,000 due primarily to the addition of sales and technical personnel. This was offset by decreased expenses of approximately $650,000 at its Canadian operations which was primarily a result of the downsizing of administrative and support staff and to a lesser extent, savings incurred from the closure of its Canadian facilities during the year. The consolidation of Americable's Canadian operations resulted in a restructuring charge of approximately $1.9 million. This charge includes approximately $600,000 for the write-off of goodwill and other noncurrent assets, $700,000 for the reassessment of carrying values of inventory and receivables and $600,000 for lease and severance obligations and other related expenses.

          During 1992, C.E. Services recorded foreign currency gains of approximately $100,000. Foreign currency transactions were not significant in 1993. The Company does not believe that the reasonable likely future effects of changes in currency exchange rates will have a significant impact on its results of operations or financial position.

          Net interest expense was relatively unchanged between years.

          The Company's effective consolidated income tax rate was (19.6)% in 1993 and (23.4)% in 1992. See Note 9 to the Consolidated Financial Statements.

          Equity in earnings (loss) of unconsolidated subsidiaries was a loss of $8,967,000 in 1993 versus income of $2,055,000 in 1992. Included in the 1993 amount is a loss of $6.2 million for the Company's share of Michael Foods' net loss for the year and a $3.7 million net deferred tax provision. For 1993, Michael Foods recorded a net loss of $16.3 million which included charges for the disposal of its reduced cholesterol liquid whole egg product line and other restructuring charges. This loss was offset by an increase in the Company's equity in earnings of CorVel of approximately $350,000 due to increased profits at that company.

          In the fourth quarter of 1993, the Company recorded a deferred tax liability of approximately $18.7 million related to the accounting for temporary differences between financial and tax reporting of its investment in Michael Foods. Previously, the Company did not record this potential deferred tax liability as it expected any future dispositions of its Michael Foods holdings would be completed in a tax-free manner. While a tax-free disposition of its Michael Foods holdings continues to be the Company's preferred course of action, North Star has recorded the deferred tax liability since it may have taxable dispositions in future periods.

          North Star currently has no plans to sell its Michael Foods holdings. However, depending on market conditions, North Star's strategic objective and other factors, the Company may from time-to-time sell all or a portion of its Michael Foods holdings. Further, the recording of this liability in no way precludes North Star from completing a tax-free transaction and has no cash flow impact on the Company. The portion of this liability related to the Company's share of Michael Foods public offering proceeds and other equity transactions of $15 million, was charged to additional paid-in capital and the portion related to Michael Foods unremitted earnings of $3.7 million, was charged to equity in earnings (loss) of unconsolidated subsidiaries.


1992 VERSUS 1991

          Consolidated revenues increased $14.8 million, or 20.7%, to $86.4 million from $71.6 million in 1991. Revenues at C.E. Services increased $9.7 million, or 28.3%, to $44.3 million from $34.6 million in the previous year. This was primarily a result of C.E. Services' expanded selling efforts in the remarketing of mainframe computer systems, features and parts, particularly IBM 4381 and 3090 product lines. Substantially all of this increase was due to higher sales from its domestic operations. Sales from European operations consisted of 18% and 25% of C.E. Services' revenues in 1992 and 1991, respectively.

          Americable's revenues increased $1.9 million, or 5.5%, to $35.9 million from $34 million in 1991. This includes increased sales of approximately $2.9 million attributed to higher demand for networking products at its U.S. operations. This increase was offset by lower domestic sales of bulk cable and cable assembly products of approximately $500,000 and a $500,000 decrease in sales at its Canadian operations, due primarily to the overall weak economic conditions in Canada. Sales from Canadian operations consisted of 17% and 19% of Americable's sales in 1992 and 1991, respectively. Revenues at Transition Engineering increased $3.2 million, or 84%, to approximately
$7.1 million in 1992. This increase includes approximately $700,000 of sales resulting from new product introductions and approximately $1 million of sales from new customers.

          Consolidated gross profit, as a percent of revenue, decreased to 25% in 1992 as compared to 26.9% in 1991. This decrease reflects charges of $490,000 related to inventory write-downs at Americable and Transition Engineering. Margins at Americable, exclusive of these write-downs, decreased slightly due to increased competition. In addition, margins at C.E. Services decreased because of a higher mix of lower margin computer feature and part sales, reduced pricing of technical services and the maturing product cycle of certain IBM mainframes.

          The Company's selling, general and administrative expenses increased $1.5 million, or 7.5%, to $22.1 million from $20.6 million in 1991. This includes increases of approximately $950,000 at Transition Engineering due to the addition of sales and engineering personnel and expenses related to new product introductions. Selling expenses at Americable's distribution business increased $500,000 due primarily to new sales personnel and costs associated with its new catalog and direct mail programs. In addition, general and administrative expenses at C.E. Services increased approximately $600,000 due to higher facility costs related to its Chicago facility and the addition of support personnel. These increases were offset by a decrease in corporate costs of $500,000 due to the downsizing of the North Star corporate office effected in 1991.

          Net interest expense decreased $205,000 to $4,237,000 from $4,442,000 in 1991, primarily from lower debenture interest rates between years.

          Investment income of $8,564,000 in 1991 was a result of the sale of 1,172,550 shares of Michael Foods stock in January 1991.

          Equity in earnings of unconsolidated subsidiaries decreased $6,888,000 to $2,055,000 from $8,943,000 in the previous year. The Company's equity in earnings of Michael Foods decreased approximately $6.5 million in 1992, due primarily to lower profits at that company in addition to North Star's reduced ownership position between years. Michael Foods' net earnings for 1992 were $3,850,000, a decrease of $15,817,000, or 80%, from the previous year. In addition, the Company's equity in earnings of CorVel decreased approximately $400,000 due primarily to the Company's reduced ownership position between years.

CAPITAL RESOURCES AND LIQUIDITY

          Historically, the Company has experienced cash flow deficits from operations. Cash used in operations was $2.8 million in 1993 and $3.9 million in 1992. The Company expects such operating cash flow deficits to continue. The Company does not have the use of cash flow generated by Michael Foods other than proceeds from quarterly dividends. In each of 1993 and 1992, the Company received dividends of $1,471,000. There can be no assurance that Michael Foods will continue to declare such dividends.

          Likewise, since CorVel's initial public offering in July 1991, the Company has not had the use of cash generated by CorVel and its subsidiaries. Since its initial public offering, CorVel has not declared any dividends, and has indicated that it does not anticipate doing so for the foreseeable future.

          The Company maintains a program whereby it sells subordinated debentures of various maturities to primarily individual investors. The debentures are offered on a continuous basis at interest rates that change from time to time depending on market conditions. Historically, a substantial portion of maturing debentures have been reinvested in new debentures as indicated in the table below. At December 31, 1993 and 1992, the Company had $39.6 million and $38.9 million principal amount of subordinated debentures outstanding. The weighted average interest of 10.4% and 10.8% at December 31, 1993 and 1992, respectively, accrues annually and is payable monthly, quarterly, or at maturity. The Company's experience with its debenture program for the three years ended December 31, 1993, is as follows (dollars in thousands):


                                                                       Net
                                                         New        Debentures
                   Debentures          Debentures     Debentures        Sold
                    Redeemed           Reinvested       Sold        (Redeemed)*
                   ----------          ----------     ----------    ----------
1993              $ 5,758   46%      $ 6,689   54%    $ 6,438       $   680
1992                5,917   48         6,422   52       7,249         1,332
1991                6,397   48         6,796   52       6,084          (313)

*Represents the difference between new debentures sold and debentures redeemed.

          The Company is highly dependent on the continued sales of debentures under its debenture program. In the event that redemptions substantially exceed reinvested and newly sold debentures or the program is interrupted for an extended period, the Company would be required to fund maturities through its existing cash on hand, bank borrowings and asset sales. The Company believes that the balance of outstanding debentures will remain relatively unchanged during 1994. However, there can be no assurance that future reinvested and newly sold debentures will equal or exceed redemptions. Approximately $12.1 million of debentures are scheduled to mature during 1994.

          Long-term debt repayments for the year ended December 31, 1993, include approximately $5.8 million of scheduled maturities of subordinated debentures and $700,000 of other debt repayments of Americable and C.E. Services. Proceeds from long-term debt for the year ended December 31, 1993, include $4.4 million of new debentures sold along with $2 million of compounded interest on debentures.

          In May 1991, Americable established a $2 million revolving line of credit and a $3 million term loan with North Star's principal bank. This facility was used to finance its working capital requirements and reduce North Star's investment. In June 1993, Americable amended its revolving line of credit and term loan facility to provide borrowings up to $5.5 million due in May 1996. Borrowings under the revolving credit facility are based on eligible accounts receivable and inventory with interest at prime plus 1.5% (7.5% at December 31, 1993). At December 31, 1993, $1,893,000 was outstanding under the term loan which bears interest at 10.665%. The term loan is payable in monthly principal installments of $36,000 with a final installment of $893,000 due in May 1996. In addition, at December 31, 1993, there was $1.4 million outstanding under the revolving line of credit.

          C.E. Services maintains revolving credit facilities which provide for borrowings up to $3.5 million with interest at 1/2% and 1% over its bank's reference rate (6.5% and 7% at December 31, 1993). During 1993, C.E. Services used bank borrowings of approximately $4.7 million to finance its working capital requirements, principally the purchase of inventory related to its remarketing of mainframe systems. At December 31, 1993, there were no borrowings outstanding under these facilities.

          North Star maintains a $6.5 million revolving credit facility with its principal bank that bears interest at the bank's reference rate (6% at December 31, 1993). At December 31, 1993 and February 28, 1994, the Company had no borrowings outstanding under this facility. In addition, at December 31, 1993, North Star had approximately $6 million of cash and cash equivalents, excluding cash of its operating subsidiaries.

          During 1994, the Company does not anticipate any significant acquisitions and its operating plans call for approximately $1 million in capital expenditures. The Company believes that its available cash and cash equivalents along with its debenture program and amounts available under its revolving credit facility and the credit facilities of its operating companies, will be adequate to meet expected cash requirements.

Consolidated Statements of Operations
NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES


Years ended December 31,
(In thousands, except per share amounts)              1993       1992       1991
- --------------------------------------------------------------------------------
REVENUES                                         $ 107,485   $ 86,363  $  71,575
OPERATING AND PRODUCT COSTS                         81,659     64,798     52,332
                                                 -------------------------------
Gross profit                                        25,826     21,565     19,243
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES        23,222     22,150     20,599
RESTRUCTURING CHARGES                                1,953         --         --
                                                 -------------------------------
Operating income (loss)                                651       (585)    (1,356)
OTHER INCOME (EXPENSE)
Interest expense                                    (4,472)    (4,738)    (4,946)
Interest income                                        206        501        504
                                                 -------------------------------
                                                    (4,266)    (4,237)    (4,442)
Investment income                                       --         --      8,564
                                                 -------------------------------
  Income (loss) from continuing operations
   before income taxes and equity in
   earnings (loss) of unconsolidated subsidiaries   (3,615)    (4,822)     2,766

INCOME TAX PROVISION (BENEFIT)                        (710)    (1,130)       810
                                                 -------------------------------

Income (loss) from continuing operations
  before equity in earnings (loss) of
  unconsolidated subsidiaries                       (2,905)    (3,692)     1,956
EQUITY IN EARNINGS (LOSS) OF
  UNCONSOLIDATED SUBSIDIARIES                       (8,967)     2,055      8,943
                                                 -------------------------------
Income (loss) from continuing operations           (11,872)    (1,637)    10,899

DISCONTINUED OPERATIONS
Loss from operations                                    --         --       (598)
                                                 -------------------------------

  NET INCOME (LOSS)                              $ (11,872)  $ (1,637) $  10,301
                                                 -------------------------------
                                                 -------------------------------

INCOME (LOSS) PER SHARE
Continuing operations                            $   (1.26)  $   (.17) $    1.07
Discontinued operations                                 --         --       (.06)
                                                 -------------------------------
  NET INCOME (LOSS)                              $   (1.26)  $   (.17) $    1.01
                                                 -------------------------------
                                                 -------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Consolidated Balance Sheets
NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES


December 31,
(Dollars In thousands)                              1993               1992
- ----------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                        $  6,981           $  9,380
Accounts receivable, net of allowances              7,617              8,267
Inventories                                        10,800              8,448
Prepaid expenses and other                            452                482
Net assets of businesses held for sale                857                907
                                                 ---------------------------
     Total current assets                          26,707             27,484


PROPERTY AND EQUIPMENT, NET                         3,429              2,807

OTHER ASSETS
Goodwill                                            7,275              8,222
Investment in unconsolidated subsidiaries          69,108             74,813
Other                                               2,088              2,547
                                                 ---------------------------
                                                 $108,607           $115,873
                                                 ---------------------------
                                                 ---------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to bank                            $     --           $  1,300
Current maturities of long-term debt               12,799             12,871
Accounts payable                                    5,315              5,868
Accrued expenses
     Payroll related                                1,186                754
     Other                                          3,692              3,158
Income taxes payable                                  280                256
                                                 ---------------------------
     Total current liabilities                     23,272             24,207

LONG-TERM DEBT, LESS CURRENT MATURITIES            30,395             28,978

DEFERRED INCOME TAXES                              20,265              1,605

COMMITMENTS                                            --                 --

SHAREHOLDERS' EQUITY
Common stock, authorized 100,000,000 shares of
 $.25 par value; issued and outstanding
 9,438,000 shares in 1993 and 1992                  2,360              2,360
Additional paid-in capital                         30,937             45,593
Foreign currency translation adjustment              (245)              (365)
Retained earnings                                   1,623             13,495
                                                 ---------------------------
     Total shareholders' equity                    34,675             61,083
                                                 ---------------------------
                                                 $108,607           $115,873
                                                 ---------------------------
                                                 ---------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

Consolidated Statements of Shareholders' Equity
NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES


                                                Preferred Stock         Common Stock                        Foreign
                                               ------------------    -------------------      Additional    Currency
Years ended December 31, 1993, 1992 and 1991   Shares                Shares                    Paid-In     Translation    Retained
(Dollars in thousands)                         Issued      Amount    Issued       Amount       Capital      Adjustment    Earnings
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1990                   28,829    $  2,883     9,219,100   $  2,305    $ 28,636       $    206     $  5,193
Exercise of stock options to
  acquire common stock                             --          --       218,900         55       1,460             --           --
Initial public offering of CorVel                  --          --            --         --       3,948             --           --
Effect of equity transactions
  of Michael Foods                                 --          --            --         --      11,484             --           --
Translation adjustment                             --          --            --         --          --             20           --
Redemption of preferred stock                 (28,829)     (2,883)           --         --          --             --           --
Cash dividends paid on preferred
  stock--$14.00 per share                          --          --            --         --          --             --         (362)
Net income                                         --          --            --         --          --             --       10,301
                                              ------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1991                       --          --     9,438,000      2,360      45,528            226       15,132
Effect of equity transactions of
  unconsolidated subsidiaries                      --          --            --         --          65             --           --
Translation adjustment                             --          --            --         --          --           (591)          --
Net loss                                           --          --            --         --          --             --       (1,637)
                                              ------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1992                       --          --     9,438,000      2,360      45,593           (365)      13,495
Effect of equity transactions of
  unconsolidated subsidiaries                      --          --            --         --         344             --           --
Deferred income tax adjustment                     --          --            --         --     (15,000)            --           --
Translation adjustment                             --          --            --         --          --           (198)          --
Effect of restructuring charges                    --          --            --         --          --            318           --
Net loss                                           --          --            --         --          --             --      (11,872)
                                              ------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1993                       --     $    --     9,438,000   $  2,360    $ 30,937       $   (245)    $  1,623
                                              ------------------------------------------------------------------------------------
                                              ------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Consolidated Statements of Cash Flows
NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES


Years ended December 31,
(In thousands)                                                    1993           1992           1991
- ----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                             $(11,872)       $(1,637)       $10,301
Adjustments to reconcile net income (loss) to net
cash used in operating activities:
  Equity in (earnings) loss of unconsolidated subsidiaries       8,967         (2,055)        (8,943)
  Investment income                                                 --             --         (8,564)
  Non-cash restructuring charges                                 1,596             --             --
  Discontinued operations                                           --             --            273
  Depreciation and amortization                                  1,646          1,811          1,559
  Deferred income taxes                                           (730)        (1,150)          (500)
  Foreign currency translation adjustment                         (198)          (591)            20
  Changes in operating assets and liabilities,
   net of effects of restructuring charges
    Accounts receivable                                            482            295          1,049
    Inventories                                                 (2,863)        (1,245)            72
    Accounts payable, accruals and other                           148            711         (1,131)
                                                              --------------------------------------
NET CASH used in operating activities                           (2,824)        (3,861)        (5,864)
                                                              --------------------------------------

CASH FLOWS FOR INVESTING ACTIVITIES
Capital expenditures                                            (1,920)          (617)        (1,496)
Proceeds from divestitures                                          --             --          1,655
Proceeds from sale of Michael Foods stock                           --             --         16,318
Change in control of subsidiaries to
  equity method of accounting                                       --             --         (4,307)
Other                                                              829            186            350
                                                              --------------------------------------
NET CASH provided by (used in) financing activities             (1,091)          (431)        12,520
                                                              --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                    29,704          7,249         10,984
Payments on long-term debt                                     (29,659)        (6,851)        (9,923)
Proceeds from notes payable                                      4,750          5,745          1,820
Payments on notes payable                                       (4,750)        (4,445)       (12,820)
Proceeds from CorVel initial public offering                        --             --          9,900
Proceeds from exercise of stock options                             --             --          1,515
Redemption of preferred stock                                       --             --         (2,883)
Preferred stock investment in CorVel                                --             --         (1,364)
Cash dividends paid on preferred stock                              --             --           (362)
Cash dividends received from Michael Foods                       1,471          1,471          1,471
Other                                                               --             --            (76)
                                                              --------------------------------------
NET CASH provided by (used in) financing activities              1,516          3,169         (1,738)
                                                              --------------------------------------
NET INCREASE (DECREASE) in cash and cash equivalents            (2,399)        (1,123)         4,918
                                                              --------------------------------------
CASH AND CASH EQUIVALENTS at beginning of year                   9,380         10,503          5,585
                                                              --------------------------------------
CASH AND CASH EQUIVALENTS at end of year                      $  6,981        $ 9,380        $10,503
                                                              --------------------------------------
                                                              --------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS
North Star Universal, Inc. ("North Star" or "the Company") is a holding company. The Company's continuing operations consist of Americable, Inc., Transition Engineering, Inc. and C.E. Services, Inc. (including its United Kingdom subsidiary, C.E. Services (Europe) Limited). Americable is a provider of voice and data communications networking products, systems and services. Transition Engineering designs and manufactures connectivity devices used in local area network ("LAN") applications. C.E. Services remarkets, reconfigures, refurbishes and warehouses mainframe computers and peripherals and provides related technical and maintenance services.

The Company maintains a minority ownership position in Michael Foods, Inc. ("Michael Foods"). In March 1987, the Company founded Michael Foods to consolidate and focus development of the Company's food businesses. Michael Foods is engaged principally in the food processing and distribution business. At the time Michael Foods was organized, the Company was issued 9,000,000 shares (after giving retroactive effect to a 3-for-2 stock split in May 1991) of Michael Foods common stock. In September 1990 and January 1991, the Company sold 472,500 and 1,172,550 shares of its Michael Foods stock, respectively. As a result of these transactions and other equity transactions of Michael Foods, the Company's ownership interest in Michael Foods was approximately 38% at December 31, 1993. The Company's investment in Michael Foods is accounted for as an unconsolidated subsidiary using the equity method of accounting.

The Company also owns a 40% minority ownership in CorVel Corporation ("CorVel", formerly FORTIS Corporation) as of December 31, 1993. In January 1988, the Company founded CorVel to integrate and develop the operations of a number of health care service companies previously acquired by North Star. In June 1991, CorVel completed an initial public offering of 1,600,000 shares of its common stock. Net proceeds from the offering were approximately $14.4 million of which $9.9 million was received by North Star. The Company's investment in CorVel is accounted for as an unconsolidated subsidiary using the equity method of accounting.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION The Company consolidates the accounts of its majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain of the 1992 and 1991 amounts have been reclassified to conform with the financial statement presentation used in 1993.

CASH AND CASH EQUIVALENTS The Company considers its highly liquid temporary investments with original maturities of three months or less to be cash equivalents.

INVENTORIES Inventories are stated at the lower of average cost (determined on a first-in, first-out basis) or market. At December 31, inventories consist of the following (in thousands):


                                                      1993           1992
- -------------------------------------------------------------------------
Work in process and finished goods                $  8,741       $  6,513
Purchased parts                                      2,059          1,935
                                                  -----------------------
                                                  $ 10,800       $  8,448
                                                  -----------------------
                                                  -----------------------

PROPERTY AND EQUIPMENT   Property and equipment are stated at cost. Depreciation
and amortization for financial reporting purposes are provided on the straight-line method over the estimated useful lives of the respective assets. Major repairs and improvements are capitalized and depreciated. Maintenance and repairs are charged to expense as incurred.

At December 31, property and equipment consist of the following (in thousands):

                                                        1993           1992
- ---------------------------------------------------------------------------
Buildings and improvements                        $    1,025     $      703
Machinery and equipment                                6,330          5,242
                                                  -------------------------
                                                       7,355          5,945
Less-accumulated depreciation and amortization         3,926          3,138
                                                  -------------------------
                                                  $    3,429     $    2,807
                                                  -------------------------
                                                  -------------------------

GOODWILL The excess of cost over net assets of purchased businesses is being amortized on a straight-line basis over periods not exceeding 40 years. Accumulated amortization was $2,506,000 at December 31, 1993 and $2,033,000 at December 31, 1992. The Company maintains separate financial records for each of its acquired entities and evaluates its goodwill annually to determine potential impairment by comparing the carrying value to the undiscounted future cash flows of the related assets. The Company modifies the life or adjusts the value of a subsidiary's goodwill if an impairment is identified. See Note 3 for an impairment identified during 1993.

INCOME TAXES   The consolidated financial statements reflect the implementation of Statement of Financial Accounting Standards No. 109--Accounting for Income Taxes ("SFAS 109"), as of January 1, 1993. See Note 9.

EARNINGS PER SHARE Earnings per share are based upon the weighted average number of shares outstanding during each period (9,438,000 in 1993, 9,438,000 in 1992, and 9,888,000 in 1991) after giving effect to the assumed exercise of outstanding stock options, except where the effects are antidilutive. Earnings in 1991 have been adjusted for preferred dividends of $362,000 to arrive at earnings attributable to common shareholders.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION The Company increased its investment in unconsolidated subsidiaries by $396,000, $467,000 and $18,285,000 and additional paid-in capital by $344,000, $65,000 and $15,432,000 during 1993, 1992 and 1991, respectively, as a result of equity transactions of Michael Foods and CorVel. During 1991, the Company decreased its net property by $2,386,000 and long-term debt by $2,520,000 through the sale of land and a building with the buyer assuming the related debt obligation of the property.

     Additional disclosures of cash flow information is as follows:

Years ended December 31,                       1993       1992        1991
- --------------------------------------------------------------------------
Cash paid (received) during the year for:
  Interest                                  $ 4,506    $ 4,806     $ 4,937
  Income taxes                                   --       (574)       (248)


NOTE 3 - RESTRUCTURING CHARGES
In December 1993, Americable implemented a restructuring plan involving the closure of its Canadian facilities, operated by Adanac Cable, Ltd., and consolidation of its Canadian sales and customer support activities within its U.S. operations. In connection with this consolidation, Americable recorded a restructuring charge of approximately $1.9 million. This charge includes approximately $600,000 for the write-off of goodwill and other non-current assets, $700,000 for the reassessment of the carrying value of inventory and receivables, and $600,000 for lease and severance obligations and other related expenses. See Note 15.


NOTE 4 - INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES
The Company's unconsolidated subsidiaries consist of its investments in Michael Foods and CorVel. The following is summarized balance sheet information of the Company's unconsolidated subsidiaries as of December 31, 1993. The summarized income statement information for Michael Foods is for the year ended
December 31, 1993. CorVel has a fiscal year end of March 31. The summarized income statement information for CorVel is for the twelve month period ended December 31, 1993 (in thousands):


                                       Michael Foods       CorVel
- -----------------------------------------------------------------
Current assets                          $   83,727     $   21,096
Noncurrent assets                          245,360          9,655
Current liabilities                         61,460          5,365
Noncurrent liabilities                     112,624             --
Revenues                                   474,783         76,432
Gross profit                                59,818         12,096
Net income (loss)                          (16,320)         3,882

     At December 31, 1993, CorVel had stock options outstanding to purchase approximately 968,000 shares of its common stock at various exercise prices. Assuming the exercise of all these options, the Company's ownership would be reduced to approximately 32%. If the exercise of these options had occurred at December 31, 1993, it would have decreased the Company's investment in unconsolidated subsidiaries, deferred income taxes and additional paid-in capital by approximately $1,985,000, $794,000 and $1,191,000, respectively.

     At December 31, 1993, consolidated retained earnings includes approximately $7.5 million of unremitted earnings related to the Company's investment in unconsolidated subsidiaries.

NOTE 5 - DISCONTINUED OPERATIONS
In December 1992, the Company completed the sale of Universal Press & Label. In March 1991, the Company completed the sale of Whirltronics and announced its intention to sell its remaining non-computer related manufacturing company, Eagle Engineering and Manufacturing, Inc. ("Eagle Engineering"). Revenues and operating income of discontinued operations, including Eagle Engineering, were $4.4 million and $92,000 in 1993, $6.2 million and $129,000 in 1992 and $6.5 million and $13,000 in 1991, respectively.

NOTE 6 - NOTES PAYABLE
The Company has a revolving credit agreement with its principal bank which provides for borrowings up to $6.5 million due in January 1995. Borrowings under the revolving line of credit bear interest at the bank's reference rate (6.0% at December 31, 1993), and are collateralized by the Company's shares of Michael Foods common stock. The credit agreement also includes certain restrictive covenants including limitations on senior indebtedness and business acquisitions and prohibits cash dividends to common shareholders. The Company had no borrowings under its it line of credit during the year ended December 31, 1993.

     C.E. Services maintains revolving credit facilities with its principal bank which provide for borrowings up to $3.5 million due May 1994, based on available eligible accounts receivable and inventory. Borrowings under these revolving credit facilities bear interest at 1/2% and 1% over the bank's reference rate (6.5% and 7% at December 31, 1993) and are used to finance the working capital requirements of C.E. Services. At December 31, 1993, there were no borrowings outstanding under these facilities.

NOTE 7 - LONG-TERM DEBT
At December 31, long-term debt consists of (in thousands):

                                              1993           1992
- -----------------------------------------------------------------
Subordinated debentures                  $  39,579      $  38,899
Revolving line of credit                     1,408             --
Term note payable                            1,893          2,321
Notes payable for business acquisitions        173            368
Other                                          141            261
                                         ------------------------
                                            43,194         41,849
Less current maturities                     12,799         12,871
                                         ------------------------
                                         $  30,395      $  28,978
                                         ------------------------
                                         ------------------------


Aggregate minimum annual principal payments of long-term debt at December 31, 1993, are as follows (in thousands):

Years ending December 31,
- --------------------------------------------------
1994                                     $  12,799
1995                                        11,278
1996                                         6,618
1997                                         3,672
1998                                         4,465
1999 and thereafter                          4,362
                                         ---------
                                           $43,194
                                         ---------
                                         ---------

Subordinated debentures are unsecured and due in varying monthly installments through 2002. Weighted average interest of 10.4% and 10.8% at December 31, 1993 and 1992, respectively, is payable monthly, quarterly or at maturity.

     In May 1991, Americable established a $2 million revolving line of credit and a $3 million term loan with North Star's principal bank. This facility was used to finance its working capital requirements and reduce North Star's investment. In June 1993, Americable amended its revolving line of credit and term loan facility to provide borrowings up to $5.5 million due in May 1996. Borrowings under the revolving credit facility are based on eligible accounts receivable and inventory with interest at prime plus 1.5% (7.5% at December 31, 1993). The term loan bears interest at 10.665% and is payable in monthly principal installments of $36,000 with a final installment of $893,000 due in May 1996. The credit agreement includes certain restrictive covenants including minimum net worth requirements, limitations on additional indebtedness and minimum interest coverage.

     Notes payable for business acquisitions are due in varying monthly and annual installments through January 1994 with interest ranging from 8% to 10%.


NOTE 8 - PREFERRED STOCK
In August 1991, the Company completed the redemption for cash of all of its outstanding preferred stock at a redemption price of $100 per share plus accrued but unpaid dividends through the date of redemption.

NOTE 9 - INCOME TAXES
The Company and its consolidated subsidiaries file a consolidated federal income tax return and separate state income tax returns, where legally required. Effective June 28, 1991, CorVel has filed its own consolidated federal and state income tax returns. The provision (benefit) for consolidated income taxes pertaining to continuing operations, consists of the following (in thousands):


                                           1993           1992        1991
- --------------------------------------------------------------------------
Current
     Federal                              $  --       $     --      $  880
     State                                   20             20         430
                                          --------------------------------
                                             20             20       1,310
Deferred
     Federal                               (625)          (912)       (550)
     State                                 (105)          (238)         50
                                          --------------------------------
                                           (730)        (1,150)       (500)
                                          --------------------------------
                                          $(710)       $(1,130)     $  810
                                          --------------------------------
                                          --------------------------------

The following is a reconciliation of income taxes at the federal statutory rate to the effective rate:



Years ended December 31,                      1993           1992         1991
- -------------------------------------------------------------------------------
Federal statutory rate                        (34.0)%        (34.0)%      34.0%
State income taxes,
     net of federal tax benefit                (1.6)          (3.0)       11.5
Gain on sale of Michael Foods stock              --             --        96.1
Effect of net operating loss carryforwards       --             --      (106.8)
Losses producing no current benefit            17.1           10.9          --
Reinstatement of deferred taxes                  --             --         5.6
Prior year overaccruals                        (3.5)            --       (23.2)
Goodwill amortization                           2.0            1.5         3.4
Dividends from unconsolidated subsidiaries       --            2.1         3.6
Other                                            .4            (.9)        5.1
                                            -----------------------------------
                                              (19.6)%        (23.4)%      29.3%
                                            -----------------------------------
                                            -----------------------------------

     Effective January 1, 1993, the Company was required under SFAS 109 to record deferred income taxes related to the current years' unremitted earnings or loss from Michael Foods. Deferred income taxes are not required to be recorded for unremitted earnings and equity transactions which arose prior to 1993 and are expected to be realized in a tax-free manner. In the fourth quarter of 1993, the Company determined that all future dispositions of Michael Foods holdings may not be completed in a tax-free manner. Accordingly, the Company recorded a deferred tax liability of approximately $18.7 million related to the accounting for temporary differences between financial and tax reporting of its investment in Michael Foods. The portion of this liability related to the Company's share of Michael Foods public offering proceeds and other equity transactions of $15 million, was charged to additional paid-in capital and the portion related to Michael Foods unremitted earnings of $3.7 million, was charged to equity in earnings (loss) of unconsolidated subsidiaries. The $3.7 million net deferred tax provision includes a $2.8 million deferred tax benefit related to the current year loss and $6.5 million of deferred tax expense related to prior year earnings.

     In addition, at December 31, 1993, the deferred tax liability includes the initial tax effect of $2.7 million for the difference in the financial reporting and tax basis of the Company's investment in CorVel following its initial public offering along with income taxes recorded on the equity in earnings of CorVel of $690,000 in 1993, $402,000 in 1992 and $153,000 in 1991, respectively.

     The tax effects of the cumulative temporary differences resulting in the net deferred tax liability at December 31, are as follows (in thousands):


                                               1993           1992
- ------------------------------------------------------------------
Investment in Michael Foods                $(18,700)       $    --
Investment in CorVel                         (3,945)        (3,255)
Depreciation                                    (99)          (379)
Accrued expenses not
     deductible until paid                    1,826          1,440
Other                                          (346)          (751)
Net operating loss carryforwards              1,664          1,320
State taxes                                     125             20
                                           -----------------------

                                            (19,475)        (1,605)
Valuation allowance                            (790)            --
                                           -----------------------
                                           $(20,265)       $(1,605)
                                           -----------------------
                                           -----------------------



     At December 31, 1993, the valuation allowance represents a reserve for foreign net operating loss carryforwards which are not expected to be realized in the future. In addition, at December 31, 1993, the Company had federal net operating loss carryforwards for income tax purposes of approximately $2.5 million. This amount has been recognized for financial reporting purposes.


NOTE 10 - STOCK OPTION PLANS
In 1986, the Company established an incentive stock option plan and a non-qualified stock option plan for various executive officers (none of whom are presently officers of the Company). The Company also maintains a non-qualified stock option plan for other officers, directors and key employees.

     Activity under the stock option plans for the years ended December 31, is as follows:

                                               1993           1992        1991
- ------------------------------------------------------------------------------
Outstanding, beginning of year              656,600        615,400     769,000

Granted:
     $4.63/share                                 --         48,700          --
     $10.12 to $10.25/share                      --             --      67,500
Exercised:
     $.94/share                                  --             --    (205,000)
     $8.75/share                                 --             --     (13,900)

Cancelled:
     $8.75/share                                 --             --      (2,200)
     $10.25/share                                --         (7,500)         --
                                           -----------------------------------
Outstanding, end of year                    656,600        656,600     615,400
                                           -----------------------------------
                                           -----------------------------------

Exercisable, end of year:
     Number of shares                       634,140        631,900     497,400
     Exercise price per share                  $.94           $.94        $.94
                                          to $10.12      to $10.12    to $8.75



NOTE 11 - COMMITMENTS
The Company leases certain equipment and facilities under operating leases. Minimum rental payments under such leases which expire at various dates through 2008 are as follows (in thousands):


Years ending December 31,
- ---------------------------------------------------
1994                                      $   2,465
1995                                          2,253
1996                                          1,896
1997                                          1,827
1998                                          1,828
1999 and thereafter                           7,925
                                          ---------
                                          $  18,194
                                          ---------
                                          ---------

     Certain of the leases provide for payment of taxes and other expenses by the Company. Total rent expense on all leases including month-to-month leases was $2,517,000 in 1993, $2,542,000 in 1992, and $2,229,000 in 1991.

NOTE 12 - EMPLOYEE RETIREMENT PLAN
The Company maintains an incentive savings plan for its employees and employees of its wholly owned subsidiaries. Full-time employees that meet certain requirements are eligible to participate in the plan. Contributions are made annually primarily at the discretion of the Company's Board of Directors. Contributions of $267,000, $239,000, and $190,000, were charged to operations in the years ended December 31, 1993, 1992 and 1991, respectively.

NOTE 13 - RELATED PARTY TRANSACTION
The Company has an unsecured note receivable from its majority shareholder and former chairman of the board of $457,872 at December 31, 1993. The note bears interest at the Company's principal bank's reference rate plus 1% (7% at December 31, 1993). A principal payment of $50,000 was made in December 1993.

NOTE 14 - FOURTH QUARTER RESULTS
In the fourth quarter of 1993, the Company recorded losses of approximately $7.7 million along with a net deferred tax provision of approximately $3.1 million related to its investment in Michael Foods and $1.9 million of restructuring charges in connection with the consolidation of Americable's Canadian operations. In the fourth quarter of 1992, the Company recorded non-recurring charges of $490,000 related to inventory write-offs and an income tax benefit adjustment of $570,000 to adjust to the Company's annual effective tax rate. The net effect of these adjustments in the fourth quarter was to increase the net loss in 1993 by $12.8 million, or $1.36 per share, and increase net income in 1992 by $80,000, or $.01 per share.

NOTE 15 - BUSINESS SEGMENT INFORMATION
The Company's foreign operations consist of C.E. Services' United Kingdom subsidiary, C.E. Services (Europe) Limited and Americable's Canadian subsidiary, Adanac Cable, Ltd. As discussed in Note 3, Americable has consolidated its Canadian sales and customer support activities within its U.S. operations. Summary financial information by geographic area is as follows:



Years ended December 31, (in thousands)        1993           1992        1991
- ------------------------------------------------------------------------------
Revenues
     United States                        $  89,662      $  72,334   $  56,361
     Canada                                   4,616          5,957       6,428
     United Kingdom                          13,207          8,072       8,786

Operating income (loss)
     United States                              677            (80)       (947)
     Canada                                    (195)          (219)        174
     United Kingdom                             169           (286)       (583)

Identifiable assets
     United States                          106,612        111,937     112,093
     Canada                                     137          2,409       2,698
     United Kingdom                           1,858          1,527       1,564


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders of  North Star Universal, Inc.

We have audited the accompanying consolidated balance sheets of North Star Universal, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Star Universal, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for income taxes.

Minneapolis, Minnesota                            /s/ Grant Thornton
February 24, 1994



SELECTED CONSOLIDATED FINANCIAL DATA
Year ended December 31,
(In thousands, except per share amounts and ratios)               1993          1992          1991          1990         1989
- -----------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA(1),(2)
Revenues                                                    $  107,485    $   86,363    $   71,575    $  553,022   $  315,074
Operating income (loss)                                            651          (585)       (1,356)       41,038        9,912
Interest expense, net                                           (4,266)       (4,237)       (4,442)      (16,022)      (6,223)
Income (loss) from continuing operations before
     income taxes, minority interest, and equity in
     earnings (loss) of unconsolidated subsidiaries             (3,615)       (4,822)        2,766        27,109        3,689
Income (loss) from continuing operations                       (11,872)       (1,637)       10,899         5,643           94
Income (loss) from discontinued operations                          --            --          (598)       (1,832)      (2,448)
                                                            -----------------------------------------------------------------
Net income (loss)                                           $  (11,872)   $   (1,637)    $  10,301    $    3,811   $   (2,354)
                                                            -----------------------------------------------------------------
                                                            -----------------------------------------------------------------

Income (loss) per common and
     common equivalent share:
Income (loss) from continuing operations                    $    (1.26)   $     (.17)    $    1.07    $      .54   $     (.03)
Discontinued operations                                             --            --          (.06)         (.19)        (.25)
                                                            -----------------------------------------------------------------
Net income (loss)                                           $    (1.26)   $     (.17)    $    1.01    $      .35   $     (.28)
                                                            -----------------------------------------------------------------
                                                            -----------------------------------------------------------------

Ratio of earnings to fixed charges                                 .28x          .02x         1.53x         2.46x        1.50x
BALANCE SHEET DATA (1),(2)
Total assets                                                $  108,607    $  115,873     $ 116,355     $ 354,473   $  247,364
Long-term debt, including current maturities                    43,194        41,849        41,451       149,353      125,399
Shareholders' equity                                            34,675        61,083        63,246        39,223       35,555
                                                            -----------------------------------------------------------------
                                                            -----------------------------------------------------------------

(1) Amounts in 1991, 1990 and 1989 have been reclassified to give effect to discontinued operations in those years.

(2) 1990 and 1989 include the consolidated results and balances of Michael Foods and CorVel. Beginning in 1991, these investments were accounted for under the equity method of accounting as discussed in Note 1 to the Consolidated Financial Statements.


SELECTED QUARTERLY FINANCIAL DATA
(Unaudited, in thousands,
except per share amounts)                                        First        Second         Third        Fourth(1)
- ----------------------------------------------------------------------------------------------------------------
1993
Revenues                                                     $  26,354     $  29,774      $ 24,047     $  27,310
Operating income (loss)                                           (156)          774           662          (629)
Interest expense, net                                           (1,032)       (1,084)       (1,096)       (1,054)
Net income (loss)                                            $    (497)    $     573      $    288     $ (12,236)
                                                             ---------------------------------------------------
                                                             ---------------------------------------------------
Income (loss) per share                                      $    (.05)    $     .06      $    .03     $   (1.30)
                                                             ---------------------------------------------------
                                                             ---------------------------------------------------
1992
Revenues                                                     $  19,001     $  20,319      $ 22,516     $  24,527
Operating income (loss)                                           (173)         (222)          111          (301)
Interest expense, net                                           (1,110)       (1,083)       (1,088)         (956)
Net income (loss)                                            $    (719)    $    (990)     $   (135)    $     207
                                                             ---------------------------------------------------
                                                             ---------------------------------------------------
Income (loss) per share                                      $    (.07)    $    (.10)     $   (.01)    $     .02
                                                             ---------------------------------------------------
                                                             ---------------------------------------------------

(1)See Notes 3 and 14 to the Consolidated Financial Statements.




STOCK INFORMATION

North Star Universal, Inc.'s common stock is traded on the Pacific Stock Exchange under the symbol NSU and on the National Market System of NASDAQ under the symbol NSRU since June 19, 1987. The following stock prices were obtained from NASDAQ reports:


(By Quarter)
1993                                   Low                             High
- ---------------------------------------------------------------------------
First                                 4 1/2                           7 1/8
Second                                3 7/8                           5 1/2
Third                                 4 3/4                           6 1/2
Fourth                                4 1/2                           6 7/8

1992                                   Low                             High
- ---------------------------------------------------------------------------
First                                 9 7/8                          13 3/4
Second                                5 1/8                          11 1/8
Third                                 4 1/4                           6 3/8
Fourth                                4 3/8                           7 5/8


The number of common shareholders of record as of December 31, 1993, was 263. In addition, the Company estimates that an additional 1,000 shareholders own stock held for their accounts at brokerage firms and financial institutions. There were no cash dividends paid in 1993 or 1992 on North Star's common stock. Management does not anticipate that cash dividends will be paid in the foreseeable future.

CORPORATE INFORMATION

CORPORATE ADDRESS
North Star Universal, Inc./610 Park National Bank Building/5353 Wayzata Boulevard/Minneapolis, Minnesota 55416/(612) 546-7500

BOARD OF DIRECTORS
MILES E. EFRON/Chairman of the Board of the Company

PETER E. FLYNN/Executive Vice President, Chief Financial Officer and Secretary of the Company

JAMES H. MICHAEL/Retired Chairman of the Board of the Company

JEFFREY J. MICHAEL/President and Chief Executive Officer of the Company

DAVID Z. JOHNSON/Retired Chairman of the Board of Johnson Printing Company

FRED E. STOUT/Retired Chief Executive Officer Superior Water Light & Power
Company


CORPORATE OFFICERS
JEFFREY J. MICHAEL/President and Chief Executive Officer

PETER E. FLYNN/Executive Vice President, Chief Financial Officer and Secretary

SHAREHOLDER INFORMATION
TRANSFER AGENT AND REGISTRAR/Norwest Bank Minneapolis, N.A./161 North Concord Exchange/P.O. Box 738/South St. Paul, Minnesota 55075

INVESTOR INQUIRIES/Attention:Investor Relations/North Star Universal, Inc./610 Park National Bank Building/5353 Wayzata Boulevard/Minneapolis, Minnesota 55416/(612) 546-7500

FORM 10-K/North Star's Form 10-K report is filed with the Securities and Exchange Commission and is available to shareholders without charge by writing to the Company.