Form 10-K405, Exhibit 13
period 1994-12-31
NORTH STAR UNIVERSAL INC
filed 1995-03-21
CIK 768158

                           NORTH STAR UNIVERSAL, INC.


                               1994 ANNUAL REPORT

                                 COMPANY PROFILE


As a parent company, North Star Universal, Inc. provides management and financial resources for the development and growth of its operating businesses. North Star's direct and indirect wholly owned subsidiaries include Americable, Transition Engineering and C.E. Services. Americable is a provider of connectivity and networking products and services. Transition Engineering designs and manufactures connectivity devices used in local area network applications. C.E. Services is a third-party provider of systems, parts and services for mainframe computers and peripherals. As of December 31, 1994, North Star also owned a 38 percent interest in Michael Foods, Inc. (NASDAQ:MIKL), and a 37 percent interest in CorVel Corporation (NASDAQ:CRVL).

FINANCIAL HIGHLIGHTS


(In thousands, except per share amounts)                 1994           1993           1992
- ---------------------------------------------------------------------------------------------
OPERATIONS:
Revenues                                               $ 92,307       $107,485       $ 86,363
Operating income (loss)                                  (3,410)           651           (585)
Net loss                                                   (674)       (11,872)        (1,637)
                                                       --------------------------------------
                                                       --------------------------------------

Loss per share                                         $   (.07)      $  (1.26)      $   (.17)
                                                       --------------------------------------
                                                       --------------------------------------

FINANCIAL POSITION:
Long-term debt                                         $ 45,061       $ 43,194       $ 41,849
Shareholders' equity                                     34,196         34,675         61,083
                                                       --------------------------------------
                                                       --------------------------------------

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


As of December 31,
(In thousands)                                           1994           1993           1992
- ---------------------------------------------------------------------------------------------
BOOK VALUE
Assets -
  Michael Foods                                        $ 63,274       $ 59,025       $ 66,654
  CorVel                                                 12,389         10,083          8,159
  Computer group                                         16,863         18,352         17,117
  Cash and other, net                                     4,317          7,059          9,657
                                                       --------------------------------------
                                                         96,843         94,519        101,587

Liabilities -
  Subordinated debentures                               (41,422)       (39,579)       (38,899)
  Deferred income taxes(1)                              (21,225)       (20,265)        (1,605)
                                                       --------------------------------------
  Net book value                                       $ 34,196       $ 34,675       $ 61,083
                                                       --------------------------------------
                                                       --------------------------------------

MARKET VALUE(2)
  Michael Foods                                        $ 72,630       $ 58,840       $ 74,469
  CorVel                                                 43,706         41,344         21,656
                                                       --------------------------------------
                                                       --------------------------------------

_________________________
(1) At December 31, 1993, the company recorded an $18.7 million deferred income tax liability relating to temporary differences between the financial and tax reporting of its investment in Michael Foods. (See Note 8 to Consolidated Financial Statements.)

(2) The market value of the Company's holdings in Michael Foods and CorVel does not take into account any income tax consequences that may be realized upon a taxable disposition of such shares.

TO OUR SHAREHOLDERS

          North Star experienced a year of mixed results in 1994. Strong earnings contributions from our equity holdings in Michael Foods and CorVel were offset by operating losses within our computer group. While we enjoyed positive growth within our equity holdings, the losses in the computer group were disappointing.

          Our primary focus at North Star is to achieve growth in the long term value of our holdings. We are working to build value by investing in the development of our computer companies through the expansion of their products and services. Going forward, the computer group will seek to restore profitability by adapting its sales and technical operations to changing customer and technological needs. Our equity holdings and stable financial position support our efforts to further develop these businesses.

          Americable increased its revenues last year by 10 percent following the closure of its Canadian operations in December 1993. This was driven by increased sales of network technology products and services together with the development of new vendor relationships. However, margins decreased during the year due to fierce price competition in its traditional distribution business. The company responded by implementing expense reductions and reorganizing key operating segments, including the creation of its national distribution group. In 1995, Americable is focusing on stabilizing its margins and expanding its offerings of value-added networking products and services. We also expect Americable to fully implement an ISO 9002 program underlining its commitment to quality and customer orientation.

          C.E. Services incurred losses in 1994 due to lower demand for used IBM mainframe systems and a significant decrease in equipment market values. The decline in its remarketing business was in sharp contrast with the previous years strong results, indicative of the high degree of volatility in the secondary market as new systems are introduced. To counter the effect of slowing revenues, C.E. Services cut costs and introduced new services intended to take advantage of its technical capabilities. In addition, Bridging Solutions Corporation was formed to provide businesses with interim solutions for their hardware capacity needs. This service gives customers the flexibility to access short-term computing resources while they test new software or evaluate longer-term hardware alternatives.

          Revenues at Transition Engineering grew by 18 percent in 1994 as the company continued to broaden its product line of local area network (LAN) components. Operating profits were lower due to planned increases in personnel and new product development expenses. Transition's international business outpaced its growth in the domestic market as demand from foreign distributors increased. During 1994, the company introduced switch technology and modular products with high performance/value characteristics. Further expansion of its product line and sales organization are anticipated in the coming year.

          The market value of our largest equity holding, a 38 percent interest in Michael Foods, appreciated 23 percent during 1994. Overall operating results improved following the disposal of the company's reduced cholesterol liquid egg joint venture in 1993. Michael Food's core business units each posted earnings increases, with particularly strong results from value-added egg products including Easy Eggs[REGISTERED TRADEMARK] and refrigerated potatoes. Unit sales gains at both the dairy and refrigerated distribution divisions also contributed to the positive earnings picture. The company continues to reduce its exposure to commodity price swings in the shell egg market and generate greater sales of value-added products through its national distribution sales force.

          North Star's other equity investment is CorVel, which sustained its string of consecutive record earnings reports through 1994. CorVel continues to benefit from the strong demand for managed care solutions to rising healthcare costs. During the year, additional investments were made to expand the company's preferred provider organization (PPO) network and enhance its information processing capabilities. Systems development has led to integration of its service offerings from early intervention in a healthcare episode to the reporting of savings produced. CorVel's national scope of coverage, its PPO network and patient management programs have attracted large employers with multiple service sites. As new legislation is introduced by states to reform healthcare, opportunities for CorVel to expand its presence in the managed care market are being identified. We are pleased with CorVel's progress and expect good things to come.

          Moving forward in 1995, North Star continues to strive to maximize value for our shareholders. This goal requires a continuous assessment of the strategies at each company together with their relative risks and rewards. We continue to encourage innovation by our many valued employees, who are primarily responsible for our past success. It is with their initiatives and your support as shareholders that we look forward to the future.


Sincerely,

/s/ Jeffrey J. Michael
Jeffrey J. Michael
PRESIDENT AND CHIEF EXECUTIVE OFFICER
MARCH 17, 1995

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

GENERAL

North Star Universal, Inc. ("North Star" or "the Company") is a holding company. The Company's three key holdings consist of Michael Foods, Inc. ("Michael Foods"), CorVel Corporation ("CorVel") and its computer businesses. Michael Foods is a food processing and distribution company founded by North Star in 1987. The Company owned a 38 percent interest in Michael Foods at December 31, 1994. CorVel is a provider of managed care services founded by North Star in 1988. The Company's ownership interest in CorVel was approximately 37 percent at December 31, 1994. The Company's investments in Michael Foods and CorVel are accounted for as unconsolidated subsidiaries using the equity method of accounting.

The Company's operations consist of Americable, Inc., Transition Engineering, Inc., and C.E. Services, Inc., (including its United Kingdom subsidiary, C.E. Services (Europe) Limited). Americable is a provider of connectivity and networking products and services. Transition Engineering designs and manufactures connectivity devices used in local area network ("LAN") applications. C.E. Services is a third-party provider of systems, parts and services for mainframe computers and peripherals.

The following are summarized operating results for each of the Company's operations for the three years ended December 31, 1994 (in thousands).


Years ended December 31,                                 1994           1993           1992
- ---------------------------------------------------------------------------------------------
Revenues
  C.E. Services                                        $ 45,114       $ 60,729       $ 44,338
  Americable                                             36,940         38,266         35,885
  Transition Engineering                                 11,779         10,025          7,062
  Eliminations                                           (1,526)        (1,535)          (922)
                                                       --------------------------------------
                                                       $ 92,307       $107,485       $ 86,363
                                                       --------------------------------------
                                                       --------------------------------------

Gross Profit
  C.E. Services                                        $  6,161       $ 12,269       $  9,216
  Americable                                              8,262         10,254          9,648
  Transition Engineering                                  4,603          3,903          2,701
                                                       --------------------------------------
                                                       $ 19,026       $ 26,426       $ 21,565
                                                       --------------------------------------
                                                       --------------------------------------

Operating Income (Loss)
  C.E. Services                                        $ (2,626)      $  2,794       $  1,024
  Americable                                                 42            179           (466)
  Transition Engineering                                    351            918            533
  Restructuring charges                                      --         (1,953)            --
  Corporate expenses                                     (1,177)        (1,287)        (1,676)
                                                       --------------------------------------
                                                       $ (3,410)      $    651       $   (585)
                                                       --------------------------------------
                                                       --------------------------------------

RESULTS OF OPERATIONS --

1994 VERSUS 1993

          Consolidated revenues decreased $15.2 million or 14.1% to $92.3 million from $107.5 million in 1993. The $15.6 million, or 26%, decrease in revenues at C.E. Services includes approximately $14.1 million of decreased revenues from the resale of used mainframe systems and features and approximately $1.7 million of lower technical service and warehousing revenues. Offsetting these decreases was approximately $250,000 of revenue from the startup of a new computer service bureau business which commenced operations in the fourth quarter of 1994. Sales from the remarketing of used mainframes and peripherals consisted of 83% and 84% of C.E. Services' revenues in 1994 and 1993, respectively. Sales from C.E. Services' European operations decreased
approximately $5.2 million, or 40%, to $8.0 million for the year.   The decline
in revenues at C.E. Services is attributable to a dramatic reduction in the domestic and international demand for used mainframe and peripherals along with a significant decline in the market value of certain used equipment. C.E. Services does not expect demand for its products and services to measurably improve in 1995.

          Revenues at Americable, excluding approximately $4.6 million of revenue in 1993 from its Canadian operations, which were closed in December
1993, increased $3.3 million, or 9.8%, to $36.9 million.   This includes
increased revenues of $5 million resulting from higher demand for value-added networking products and services offset by decreased sales of bulk cable and other connectivity products of $1.2 million due primarily to lower volume of sales to contractors and resellers. In addition, sales of cable assemblies decreased by approximately $500,000 as a result of reduced pricing within modular assembly applications due to technological changes.

          Revenues at Transition Engineering increased approximately $1.8 million, or 18% which includes increased sales of approximately $1.1 million, or 33%, to international customers and approximately $700,000, or 10% higher sales to domestic customers. Sales to international customers consisted of 35% and 31% of Transition Engineering's revenues in 1994 and 1993, respectively. Overall, these increases are primarily a result of new product introductions during the end of 1993 and throughout 1994. During 1994, new product introductions and enhancements accounted for approximately $3.3 million, or 28%, of net sales. Transition Engineering's ability to maintain its present level of sales and its continued sales growth is highly dependent upon its ability to offer new products that meet customer's demands in a rapidly changing market, particularly in light of the relatively short life cycle of its products.

          Consolidated gross profit, as a percentage of revenues, decreased to 20.6% in 1994 as compared to 24.6% in 1993. This is primarily a result of lower margins at C.E. Services, which were attributable to a significant price decline in the secondary market of IBM equipment, increased cost of services associated with a new IBM service contract and reduced pricing of technical services due to increased competition and the maturing product life cycle of certain IBM mainframes. Margins at Americable decreased due to overall lower pricing resulting from increased competition. North Star does not expect consolidated gross profit margins to measurably improve in 1995.

          The Company's selling, general and administrative expenses decreased $1.4 million, or 5.8% to $22.4 million from $23.8 million in 1993. C.E. Services had lower selling, general and administrative expenses of approximately $688,000 due primarily to staff reductions implemented during the third quarter of 1994. Operating expenses at Americable decreased approximately $1.9 million, which reflects approximately $1.2 million of expenses eliminated through the closure of its Canadian facilities effected in December 1993, and $700,000 of other savings realized through a reorganization effected within its U.S. operations in the third quarter. These decreases were offset by increased expenses of $1.3 million at Transition Engineering due to the addition of sales and engineering personnel and increased research and development expenses related to new product introductions and additional administrative and support personnel needed to support overall growth.

          In 1994, C.E. Services had an operating loss of $2.6 million versus operating income of $2.8 million in 1993. These amounts include an operating loss of $1.1 million in 1994 and operating income of $169,000 in 1993 from its United Kingdom subsidiary. This significant decline in operating results is attributable to the overall decline in revenues and gross margins discussed above. In addition, 1994 results include approximately $400,000 of losses incurred by C.E. Services in the startup and development of a new computer service bureau business. Despite favorable effects of expense reductions implemented in 1994 and additional revenues anticipated from its new computer service bureau business and other new business developments, C.E. Services expects its operating losses to continue throughout 1995.

          Foreign currency transactions were not significant in 1994 or 1993. The Company does not believe future effects of changes in currency exchange rates will have a significant impact on its results of operations or financial position.

          Net interest expense was relatively unchanged between 1994 and 1993.

          The Company's effective consolidated income tax rate was (29.2)% in 1994 and (19.6)% in 1993. See Note 8 to the Consolidated Financial Statements.

          Equity in earnings (loss) of unconsolidated subsidiaries increased $13.7 million to $4.7 million in 1994 from a loss of $9 million in 1993. This includes an increase of $13.4 million and $300,000 in the equity in earnings of Michael Foods and CorVel, respectively, which is a result of higher earnings at each of these companies. Michael Foods' net earnings for 1994 were approximately $15.2 million, an increase of approximately $31.5 million from the previous year. CorVel's net earnings for 1994 were approximately $5.5 million, an increase of approximately $1.7 million or 43% from the previous year.

          At December 31, 1994, the Company has recorded a deferred tax liability of approximately $21 million related to the accounting for temporary differences between financial and tax reporting of its investment in Michael Foods. While a tax-free disposition of its Michael Foods holdings continues to be the Company's preferred course of action, North Star has recorded the deferred tax liability since it may have taxable dispositions of its Michael Foods holdings in future periods. Depending on market conditions, North Star's strategic objectives and other factors, the Company may from time-to-time sell all or a portion of its Michael Foods holdings.

RESULTS OF OPERATIONS --

1993 VERSUS 1992

          Consolidated revenues increased $21.1 million or 24.5% to $107.5 million from $86.4 million in 1992. The $16.4 million, or 37%, net increase in revenues at C.E. Services includes approximately $19.2 million of higher sales resulting from its expanded selling efforts and higher demand for used mainframe systems and features, particularly IBM 4381 and 3090 product lines. Sales from the remarketing of used mainframes and peripherals consisted of 84% and 72% of C.E. Services' revenues in 1993 and 1992, respectively. This increase was offset by decreased sales of approximately $2.8 million in technical service and warehousing revenues due primarily to reduced pricing resulting from the maturing product life cycle of certain

IBM mainframes. Sales from C.E. Services' European operations increased approximately $5.1 million or 64% to $13.2 million for the year.

          Revenues at Americable's U.S. operations increased $3.7 million, or 12.4%, to $33.6 million due primarily to higher demand for networking products and services. This was offset by decreased sales of approximately $1.3 million in its Canadian operations. Sales from Canadian operations consisted of 12% and 17% of Americable's revenues in 1993 and 1992, respectively.

          Revenues at Transition Engineering increased approximately $3 million, or 42%. This includes approximately $1.3 million of sales resulting from new product introductions and approximately $500,000 of sales from new customers. Sales to international customers were approximately $3.1 million in 1993, an increase of $1.3 million, or 71%, from the previous year.

          Consolidated gross profit, as a percent of revenues, decreased to 24.6% in 1993 as compared to 25% in 1992. The 1992 amount reflects charges of $490,000 related to inventory writedowns at Americable and Transition Engineering. Margins at Americable, exclusive of these charges, decreased to 26.8% in 1993, from 28% in 1992, due primarily to increased competition particularly within its Canadian operations. In addition, margins at C.E. Services decreased slightly due primarily to reduced pricing of technical services resulting from increased competition and maturing product life cycle of certain IBM mainframes.

          The Company's selling, general and administrative expenses increased $1.7 million, or 8%, to $23.8 million from $22.1 million in 1992. This includes increased expenses of approximately $800,000 at Transition Engineering due primarily to the addition of sales and engineering personnel and increased research and development expenses related to new product introductions and additional administrative and support personnel needed to support overall growth. In addition, general and administrative expenses at C.E. Services increased approximately $1.3 million due primarily to higher selling expenses associated with the expanded remarketing efforts of used mainframe systems and higher facility costs related to its expanded United Kingdom operation. These increases were offset by a decrease in corporate costs of approximately $400,000.

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

          Net interest expense was relatively unchanged between 1993 and 1992.

          The Company's effective consolidated income tax rate was (19.6)% in 1993 and (23.4)% in 1992. See Note 8 to the Consolidated Financial Statements.

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

CAPITAL RESOURCES AND LIQUIDITY

          Historically, the Company has experienced cash flow deficits from operations. Cash used in operations was $4.6 million in 1994 and $3.1 million in 1993. The Company expects such operating cash flow deficits to continue. The Company does not have the use of cash flow generated by Michael Foods other than proceeds from quarterly dividends. In each of 1994 and 1993, the Company received dividends of $1,471,000. There can be no assurance that Michael Foods will continue to declare such dividends.

          Likewise, since CorVel's initial public offering in July 1991, the Company has not had the use of cash generated by CorVel and its subsidiaries. Since its initial public offering, CorVel has not declared any dividends, and has indicated that it does not anticipate doing so for the foreseeable future.

          The Company maintains a program whereby it sells subordinated debentures of various maturities to primarily individual investors. The debentures are offered on a continuous basis at interest rates that change from time to time depending on market conditions. Historically, a substantial portion of maturing debentures have been reinvested in new debentures as indicated in the table below. At December 31, 1994 and 1993, the Company had $41.4 million and $39.6 million principal amount of subordinated debentures outstanding. The weighted average interest of 10.0% and 10.4% at December 31, 1994 and 1993, respectively, accrues annually and is payable monthly, quarterly, or at maturity. The Company's experience with its debenture program for the three years ended December 31, 1994, is as follows (dollars in thousands):

                                                 New            Net
               Debentures     Debentures     Debentures     Debentures
               Redeemed       Reinvested        Sold           Sold*
- ----------------------------------------------------------------------
1994         $ 4,653   37%  $ 7,914   63%     $ 6,496        $ 1,843
1993           5,758   46     6,689   54        6,438            680
1992           5,917   48     6,422   52        7,249          1,332

*Represents the difference between new debentures sold and debentures redeemed.

          The Company is highly dependent on the continued sales of debentures under its debenture program. In the event that redemptions substantially exceed reinvested and newly sold debentures or the program is interrupted for an extended period, the Company would be required to fund maturities through its existing cash on hand, bank borrowings and asset sales. The Company believes that the balance of outstanding debentures will remain relatively unchanged during 1995. However, there can be no assurance that future reinvested and newly sold debentures will equal or exceed redemptions. Approximately $12 million of debentures are scheduled to mature during 1995.

          Long-term debt repayments for the year ended December 31, 1994, include approximately $4.7 million of redemptions of subordinated debentures and $569,000 of other debt repayments of Americable and C.E. Services. Proceeds from long-term debt for the year ended December 31, 1994, include
$ 4.4 million of new debentures sold along with $2.1 million of compounded interest on debentures.

          During 1994, North Star provided $1 million in cash to C.E. Services of which $700,000 was used for capital expenditures in connection with its new computer service bureau business and $300,000 was used to fund a portion of its operating losses and working capital requirements. Additional cash investments from North Star may be required in 1995 to fund anticipated operating losses.

          North Star maintains a $6.5 million revolving credit facility with its principal bank that bears interest at the bank's reference rate (8.5% at December 31, 1994). At December 31, 1994 and 1993, the Company had no borrowings outstanding under this facility. In addition, at December 31, 1994, North Star had approximately $4 million of cash and cash equivalents, excluding cash of its operating subsidiaries.

          The Company believes that its available cash and cash equivalents along with its debenture program and amounts available under its revolving credit facility and the credit facilities of its operating companies, will be adequate to meet expected cash requirements, including capital expenditures and potential acquisitions. During 1995, the Company's operating plans call for approximately $1 million in capital expenditures.

Consolidated Statements of Operations
NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES


Years ended December 31,
(In thousands, except per share amounts)                 1994           1993           1992
- ---------------------------------------------------------------------------------------------
Revenues                                               $ 92,307       $107,485       $ 86,363
Operating and Product Costs                              73,281         81,059         64,798
                                                       --------------------------------------
  Gross profit                                           19,026         26,426         21,565
Selling, General and Administrative Expenses             22,436         23,822         22,150
Restructuring Charges                                        --          1,953             --
                                                       --------------------------------------
  Operating income (loss)                                (3,410)           651           (585)
Other Income (Expense)
Interest expense                                         (4,477)        (4,472)        (4,738)
Interest income                                             245            206            501
                                                       --------------------------------------
                                                         (4,232)        (4,266)        (4,237)
                                                       --------------------------------------
Loss before taxes and equity in earnings (loss)
  of unconsolidated subsidiaries                         (7,642)        (3,615)        (4,822)

Income Tax Benefit                                       (2,230)          (710)        (1,130)
                                                       --------------------------------------

Loss before equity in earnings (loss) of
  unconsolidated subsidiaries                            (5,412)        (2,905)        (3,692)
Equity in Earnings (Loss) of
  Unconsolidated Subsidiaries                             4,738         (8,967)         2,055
                                                       --------------------------------------
  Net Loss                                             $   (674)      $(11,872)      $ (1,637)
                                                       --------------------------------------
                                                       --------------------------------------

Net Loss Per Share                                     $   (.07)      $  (1.26)      $   (.17)
                                                       --------------------------------------
                                                       --------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Consolidated Balance Sheets
NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES


December 31,
(Dollars in thousands)                                            1994                1993
- ------------------------------------------------------------------------------------------
ASSETS
Current Assets
Cash and cash equivalents                                   $    5,102          $    6,981
Accounts receivable, net of allowances                           8,980               7,617
Inventories                                                      7,994              10,800
Prepaid expenses and other                                         579                 452
Net assets held for sale                                           714                 857
                                                            ----------          ----------
   Total current assets                                         23,369              26,707

Property and Equipment, net                                      3,747               3,150

Other Assets
Goodwill                                                         6,816               7,275
Investment in unconsolidated subsidiaries                       75,663              69,108
Other                                                            1,498               1,967
                                                            ----------          ----------
                                                            $  111,093          $  108,207
                                                            ----------          ----------
                                                            ----------          ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Notes payable to bank                                       $      600          $       --
Current maturities of long-term debt                            12,547              12,799
Accounts payable                                                 5,116               5,315
Accrued expenses
   Payroll related                                                 762               1,186
   Other                                                         3,800               3,292
Income taxes payable                                               333                 280
                                                            ----------          ----------
   Total current liabilities                                    23,158              22,872

Long-Term Debt, less current maturities                         32,514              30,395
Deferred Income Taxes                                           21,225              20,265
Commitments                                                         --                  --

Shareholders' Equity
Common stock, authorized 100,000,000 shares of $.25
   par value; issued and outstanding 9,438,000 shares in
   1994 and 1993                                                 2,360               2,360
Additional paid-in capital                                      31,015              30,937
Foreign currency translation adjustment                           (128)               (245)
Retained earnings                                                  949               1,623
                                                            ----------          ----------
   Total shareholders' equity                                   34,196              34,675
                                                            ----------          ----------
                                                            $  111,093          $  108,207
                                                            ----------          ----------
                                                            ----------          ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE BALANCE SHEETS.

Consolidated Statements of Shareholders' Equity
NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES



                                                         Common Stock                           Foreign
                                                   ------------------------      Additional     Currency
Years ended December 31, 1994, 1993 and 1992          Shares                     Paid-In        Translation     Retained
(Dollars in thousands)                                Issued         Amount      Capital        Adjustment      Earnings
- ------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                       9,438,000       $  2,360       $ 45,528       $    226       $ 15,132
Effect of equity transactions of
  unconsolidated subsidiaries                             --             --             65             --             --
Translation adjustment                                    --             --             --           (591)            --
Net loss                                                  --             --             --             --         (1,637)
                                                ------------------------------------------------------------------------
Balance at December 31, 1992                       9,438,000          2,360         45,593           (365)        13,495
Effect of equity transactions of
  unconsolidated subsidiaries                             --             --            344             --             --
Deferred income tax adjustment                            --             --        (15,000)            --             --
Translation adjustment                                    --             --             --           (198)            --
Effect of restructuring charges                           --             --             --            318             --
Net loss                                                  --             --             --             --        (11,872)
                                                ------------------------------------------------------------------------

Balance at December 31, 1993                       9,438,000          2,360         30,937           (245)         1,623
Effect of equity transactions of
  unconsolidated subsidiaries                             --             --             78             --             --
Translation adjustment                                    --             --             --            117             --
Net loss                                                  --             --             --             --           (674)
                                                ------------------------------------------------------------------------

Balance at December 31, 1994                       9,438,000       $  2,360       $ 31,015       $   (128)      $    949
                                                ------------------------------------------------------------------------
                                                ------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Consolidated Statements of Cash Flows
NORTH STAR UNIVERSAL, INC. AND SUBSIDIARIES


Years ended December 31,
(In thousands)                                                      1994           1993           1992
- --------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net loss                                                         $    (674)     $ (11,872)     $  (1,637)
Adjustments to reconcile net loss to net
cash used in operating activities:
  Equity in (earnings) loss of unconsolidated subsidiaries          (4,738)         8,967         (2,055)
  Non-cash restructuring charges                                        --          1,596             --
  Depreciation and amortization                                      1,707          1,646          1,811
  Deferred income taxes                                             (2,250)          (730)        (1,150)
  Foreign currency translation adjustment                              117           (198)          (591)
  Changes in operating assets and liabilities,
     net of effects of restructuring charges
     Accounts receivable                                            (1,363)           482            295
  Inventories                                                        2,806         (2,863)        (1,245)
  Accounts payable, accruals and other                                (193)          (131)           711
                                                                 ---------------------------------------
Net Cash used in operating activities                               (4,588)        (3,103)        (3,861)
                                                                 ---------------------------------------

Cash Flows From Investing Activities
Capital expenditures                                                (1,841)        (1,641)          (617)
Other                                                                  612            829            186
                                                                 ---------------------------------------
Net Cash used in financing activities                               (1,229)          (812)          (431)
                                                                 ---------------------------------------

Cash Flows From Financing Activities
Proceeds from long-term debt                                        55,365         29,704          7,249
Payments on long-term debt                                         (53,498)       (29,659)        (6,851)
Proceeds from notes payable                                          4,553          4,750          5,745
Payments on notes payable                                           (3,953)        (4,750)        (4,445)
Cash dividends received from Michael Foods                           1,471          1,471          1,471
                                                                 ---------------------------------------
Net Cash provided by financing activities                            3,938          1,516          3,169
                                                                 ---------------------------------------

Net Decrease in cash and cash equivalents                           (1,879)        (2,399)        (1,123)
                                                                 ---------------------------------------

Cash and Cash Equivalents at beginning of year                       6,981          9,380         10,503
                                                                 ---------------------------------------

Cash and Cash Equivalents at end of year                         $   5,102      $   6,981      $   9,380
                                                                 ---------------------------------------
                                                                 ---------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

Notes to Consolidated Financial Statements


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS
North Star Universal, Inc. ("North Star" or "the Company") is a holding company. The Company's operations consist of Americable, Inc., Transition Engineering, Inc. and C.E. Services, Inc. (including its United Kingdom subsidiary, C.E. Services (Europe) Limited). Americable is a provider of connectivity and networking products and services. Transition Engineering designs and manufactures connectivity devices used in local area network ("LAN") applications. C.E. Services is a third-party provider of systems, parts and services for mainframe computers and peripherals. In 1994, C.E. Services established a new computer services business to provide mainframe computer access and processing services to its customers. This business consists of Bridging Solutions Corporation ("Bridging"), an entity formed in 1994, and Commercial Computer Services, Inc. ("CCS"), an entity acquired by C.E. Services in 1994. In connection with the organizaiton of this new business, Dalworth Holdings, Inc., was formed as a holding company which is now the parent of C.E. Services, Bridging and CCS.

In March 1987, the Company founded Michael Foods to consolidate and focus development of the Company's food businesses. Michael Foods is engaged principally in the food processing and distribution business. At the time Michael Foods was organized, the Company was issued 9,000,000 shares of Michael Foods common stock. In September 1990 and January 1991, the Company sold 472,500 and 1,172,550 shares of its Michael Foods stock, respectively. As a result of these transactions and other equity transactions of Michael Foods, the Company's ownership interest in Michael Foods was approximately 38% at December 31, 1994. The Company's investment in Michael Foods is accounted for as an unconsolidated subsidiary using the equity method of accounting.

In January 1988, the Company founded CorVel to integrate and develop the operations of a number of healthcare service companies previously acquired by North Star. In June 1991, CorVel completed an initial public offering of 1,600,000 shares of its common stock. The Company owned a 37% minority ownership in CorVel Corporation ("CorVel", formerly FORTIS Corporation) as of December 31, 1994. The Company's investment in CorVel is accounted for as an unconsolidated subsidiary using the equity method of accounting.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION   The Company consolidates the accounts of its
majority-owned subsidiaries. All significant intercompany transactions have been eliminated. Certain of the 1993 and 1992 amounts have been reclassified to conform with the financial statement presentation used in 1994.

CASH AND CASH EQUIVALENTS     The Company considers its highly liquid temporary
investments with original maturities of three months or less to be cash equivalents.

INVENTORIES    Inventories are stated at the lower of average cost (determined on a first-in, first-out basis) or market. At December 31, inventories consist of the following (in thousands):

                                            1994           1993
- ---------------------------------------------------------------
Work in process and finished goods      $  4,775       $  8,741
Purchased parts                            3,219          2,059
                                        -----------------------
                                        $  7,994       $ 10,800
                                        -----------------------
                                        -----------------------

PROPERTY AND EQUIPMENT   Property and equipment are stated at cost.
Depreciation and amortization for financial reporting purposes are provided on the straight-line method over the estimated useful lives of the respective assets which are generally three to five years. Major repairs and improvements are capitalized and depreciated. Maintenance and repairs are charged to expense as incurred.

     At December 31, property and equipment consist of the following (in thousands):

                                                          1994        1993
                                                       -------     -------
Leasehold improvements                                 $ 1,201     $ 1,025
Machinery and equipment                                  7,033       6,051
                                                       -------     -------
                                                         8,234       7,076
Less-accumulated depreciation and amortization           4,487       3,926
                                                       -------     -------

                                                       $ 3,747     $ 3,150
                                                       -------     -------
                                                       -------     -------


GOODWILL   Goodwill is amortized on a straight-line basis over periods not exceeding 40 years. Accumulated amortization was $2,969,000 at December 31, 1994 and $2,506,000 at December 31, 1993. The Company maintains separate financial records for each of its acquired entities and evaluates its goodwill annually to determine potential impairment by comparing the carrying value to the undiscounted future cash flows of the related assets. The Company modifies the life or adjusts the value of a subsidiary's goodwill if an impairment is identified. See Note 3 for an impairment identified during 1993.

INCOME TAXES   The consolidated financial statements reflect the implementation of Statement of Financial Accounting Standards No. 109--Accounting for Income Taxes ("SFAS 109"), as of January 1, 1993. See Note 8.

EARNINGS (LOSS) PER SHARE   Earnings (loss) per share are based upon the
weighted average number of shares outstanding during each period (9,438,000 in 1994, 1993 and 1992) after giving effect to the assumed exercise of outstanding stock options, except where the effects are antidilutive.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION       The Company increased its
investment in unconsolidated subsidiaries by $129,000, $396,000 and $467,000 and additional paid-in capital by $78,000, $344,000 and $65,000 during 1994, 1993 and 1992, respectively, as a result of equity transactions of Michael Foods and CorVel.

     Additional disclosures of cash flow information is as follows:


Years ended December 31,                                  1994           1993           1992
- --------------------------------------------------------------------------------------------
     Cash paid (received) during the year for:
     Interest                                          $ 4,591        $ 4,506        $ 4,806
     Income taxes                                          (32)            --           (574)

NOTE 3 - RESTRUCTURING CHARGES
In December 1993, Americable implemented a restructuring plan involving the closure of its Canadian facilities, operated by Adanac Cable, Ltd., and consolidation of its Canadian sales and customer support activities within its U.S. operations. This plan was completed in 1994. In connection with this consolidation, Americable recorded a restructuring charge of approximately $1.9 million in 1993. This charge includes approximately $600,000 for the write-off of goodwill and other non-current assets, $700,000 for the reassessment of the carrying value of inventory and receivables, and $600,000 for lease and severance obligations and other related expenses.

NOTE 4 - INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES
The Company's unconsolidated subsidiaries consist of its investments in Michael
Foods and CorVel.   The following is summarized balance sheet information of the
Company's unconsolidated subsidiaries as of December 31, 1994. The summarized income statement information for Michael Foods is for the year ended December 31, 1994. CorVel has a fiscal year end of March 31. The summarized income statement information for CorVel is for the twelve month period ended December 31, 1994 (in thousands):

                                     Michael Foods         CorVel
- -----------------------------------------------------------------
Current assets                          $   93,985     $   27,935
Noncurrent assets                          242,660         12,697
Current liabilities                         60,396          7,209
Noncurrent liabilities                     110,220            340
Revenues                                   505,965         91,262
Gross profit                                75,048         15,862
Net income                                  15,189          5,536


     At December 31, 1994, CorVel had stock options outstanding to purchase approximately 836,000 shares of its common stock at various exercise prices. Assuming the exercise of all these options, the Company's ownership would be reduced to approximately 31%. If the exercise of these options had occurred at December 31, 1994, it would have decreased the Company's investment in unconsolidated subsidiaries, deferred income taxes and additional paid-in capital by approximately $2,054,000, $801,000 and $1,253,000, respectively.

     At December 31, 1994, consolidated retained earnings includes approximately $10.8 million of unremitted earnings related to the Company's investment in unconsolidated subsidiaries.

NOTE 5 - NET ASSETS HELD FOR SALE
In March 1991, the Company announced its intention to sell its remaining non-computer related manufacturing company, Eagle Engineering and Manufacturing, Inc. The Company has recorded the net assets related to this subsidiary in the balance sheet under the caption "Net Assets Held For Sale". Operating results of this subsidiary are not material.

NOTE 6 - NOTES PAYABLE
The Company has a revolving credit agreement with its principal bank which provides for borrowings up to $6.5 million due in January 1996. Borrowings under the revolving line of credit bear interest at the bank's reference rate (8.5% at December 31, 1994), and are collateralized by the Company's shares of Michael Foods common stock. The credit agreement also includes certain restrictive covenants including limitations on senior indebtedness and business acquisitions and prohibits cash dividends to common shareholders. The Company had no borrowings under its line of credit during the year ended December 31, 1994.

C.E. Services maintains revolving credit facilities with its principal bank which provide for borrowings up to $2.7 million, with $700,000 due March 31, 1995 and $2.0 million due July 31, 1995, based on available eligible accounts receivable and inventory. Borrowings under these revolving credit facilities bear interest at 1/2% and 1% over the bank's reference rate (9% and 9.5% at December 31, 1994) and are used to finance the working capital requirements of C.E. Services. At December 31, 1994, there was $600,000 outstanding under these facilities due March 31, 1995. In connection with C.E. Services' noncompliance with certain financial covenants under these facilities, the agreement was amended in December 1994, the effect of which was to make the indebtedness thereunder payable on demand. In addition, the amendment provided for a guarantee of the indebtedness by North Star.

NOTE 7 - LONG-TERM DEBT
At December 31, long-term debt consists of (in thousands):

                                                  1994           1993
- ---------------------------------------------------------------------
Subordinated debentures                      $  41,422      $  39,579
Revolving line of credit                         2,107          1,408
Term note payable                                1,500          1,893
Notes payable for business acquisitions             --            173
Other                                               32            141
                                             -------------------------
                                                45,061         43,194
Less current maturities                         12,547         12,799
                                             -------------------------
                                             $  32,514      $  30,395
                                             -------------------------
                                             -------------------------

Aggregate minimum annual principal payments of long-term debt at December 31, 1994, are as follows (in thousands):


Years ending December 31,
- -------------------------------------------------
1995                                    $  12,547
1996                                       14,406
1997                                        3,916
1998                                        4,688
1999                                        4,879
2000 and thereafter                         4,625
                                        ---------
                                        $  45,061
                                        ---------
                                        ---------

Subordinated debentures are unsecured and due in varying monthly installments through 2004. Weighted average interest of 10% and 10.4% at December 31, 1994 and 1993, respectively, is payable monthly, quarterly or at maturity.

     Americable maintains a revolving line of credit and term loan facility which provides borrowings up to $5.5 million due in May 1996. Borrowings under this facility are based on eligible accounts receivable and inventory with interest at prime plus 1.5% (10% at December 31, 1994). The term loan bears interest at 10.665% and is payable in monthly principal installments of $36,000 with a final installment of $893,000 due in May 1996. The credit agreement includes certain restrictive covenants including minimum net worth requirements, limitations on additional indebtedness and minimum interest coverage. In March 1995, Americable obtained the necessary waivers from its bank to waive its compliance with certain financial covenants.

NOTE 8 - INCOME TAXES
The Company and its consolidated subsidiaries file a consolidated federal income tax return and separate state income tax returns, where legally required. The provision (benefit) for consolidated income taxes consists of the following (in thousands):

                                               1994          1993         1992
- ------------------------------------------------------------------------------
Current
    Federal                                 $    --       $    --      $    --
    State                                        20            20           20
                                            ----------------------------------
                                                 20            20           20
                                            ----------------------------------

Deferred
    Federal                                  (1,870)         (625)        (912)
    State                                      (380)         (105)        (238)
                                            ----------------------------------
                                             (2,250)         (730)      (1,150)
                                            ----------------------------------
                                            $(2,230)      $  (710)     $(1,130)
                                            ----------------------------------
                                            ----------------------------------

The following is a reconciliation of income taxes at the federal statutory rate to the effective rate:


Years ended December 31,                       1994          1993         1992
- ------------------------------------------------------------------------------
Federal statutory rate                        (34.0)%       (34.0)%      (34.0)%
State income taxes,
    net of federal tax benefit                 (4.7)         (1.6)        (3.0)
Losses producing no current benefit             4.8          17.1         10.9
Prior year overaccruals                          --          (3.5)          --
Goodwill amortization                            .9           2.0          1.5
Other                                           3.8            .4          1.2
                                            ----------------------------------
                                              (29.2)%       (19.6)%      (23.4)%
                                            ----------------------------------
                                            ----------------------------------

     Effective January 1, 1993, the Company was required under SFAS 109 to record deferred income taxes related to the current years' unremitted earnings or loss from Michael Foods. Deferred income taxes are not required to be recorded for unremitted earnings and equity transactions which arose prior to 1993 and are expected to be realized in a tax-free manner. In the fourth quarter of 1993, the Company determined that all future dispositions of Michael Foods holdings may not be completed in a tax-free manner. Accordingly, the Company recorded a deferred tax liability of approximately $18.7 million related to the accounting for temporary differences between financial and tax reporting of its investment in Michael Foods. At December 31, 1994, the deferred tax liability includes temporary differences related to the Company's share of Michael Foods public offering proceeds and other equity transactions of $15 million, and income taxes recorded on equity in earnings of Michael Foods of $2.3 million in 1994 and $3.7 million in 1993.

     In addition, at December 31, 1994, the deferred tax liability includes the initial tax effect of $2.7 million for the difference in the financial reporting and tax basis of the Company's investment in CorVel following its initial public offering along with income taxes recorded on the equity in earnings of CorVel of $845,000 in 1994, $690,000 in 1993, $402,000 in 1992, respectively.

     The tax effects of the cumulative temporary differences resulting in the net deferred tax liability at December 31, are as follows (in thousands):

                                             1994            1993
- -----------------------------------------------------------------
Investment in Michael Foods             $ (21,014)      $ (18,700)
Investment in CorVel                       (4,868)         (3,945)
Depreciation                                 (291)            (99)
Accrued expenses not
  deductible until paid                     2,092           1,826
Other                                      (1,175)           (346)
Net operating loss carryforwards            4,651           1,664
State taxes                                  (100)            125
                                        -------------------------
                                          (20,705)        (19,475)
Valuation allowance                          (520)           (790)
                                        -------------------------
                                        $ (21,225)      $ (20,265)
                                        -------------------------
                                        -------------------------

     At December 31, 1994, the valuation allowance represents a reserve for foreign net operating loss carryforwards which are not expected to be realized in the future. In addition, at December 31, 1994, the Company had federal net operating loss carryforwards for income tax purposes of approximately $10.8 million. This amount has been recognized for financial reporting purposes.

NOTE 9 - STOCK OPTION PLANS
In 1986, the Company established an incentive stock option plan and a non-qualified stock option plan for various executive officers (none of whom are presently officers of the Company). The Company also maintains a non-qualified stock option plan for other officers, directors and key employees.

     Activity under the stock option plans for the years ended December 31, is as follows:

                                         1994           1993           1992
- ---------------------------------------------------------------------------
Outstanding, beginning of year        656,600        656,600        615,400
Granted:
    $4.63/share                            --             --         48,700
Cancelled:
    $8.75/share                       (22,400)            --             --
    $10.25/share                           --             --         (7,500)
                                      -------------------------------------
Outstanding, end of year              634,200        656,600        656,600
                                      -------------------------------------
                                      -------------------------------------

Exercisable, end of year:
    Number of shares                  625,880        634,140        631,900
    Exercise price per share             $.94           $.94           $.94
                                    to $10.12      to $10.12      to $10.12

NOTE 10 - COMMITMENTS
The Company and its subsidiaries lease certain equipment and facilities under operating leases. Minimum rental payments under such leases which expire at various dates through 2008 are as follows (in thousands):


Years ending December 31,
- ------------------------------------------------------------
1995                                               $   2,198
1996                                                   1,915
1997                                                   1,841
1998                                                   1,855
1999                                                   2,044
2000 and thereafter                                    4,551
                                                   ---------
                                                   $  14,404
                                                   ---------
                                                   ---------

     Certain of the leases provide for payment of taxes and other expenses. Total rent expense on all leases including month-to-month leases was $2,653,000 in 1994, $2,517,000 in 1993, and $2,542,000 in 1992.

NOTE 11 - EMPLOYEE RETIREMENT PLAN
The Company maintains an incentive savings plan for its employees and employees of its wholly owned subsidiaries. Full-time employees that meet certain requirements are eligible to participate in the plan. Contributions are made annually, primarily at the discretion of the Company's Board of Directors. Contributions of $271,000, $267,000, $239,000, were charged to operations in the years ended December 31, 1994, 1993 and 1992, respectively.

NOTE 12 - RELATED PARTY TRANSACTION
The Company has an unsecured note receivable from its majority shareholder and former chairman of the board of $407,872 at December 31, 1994. The note bears interest at the Company's principal bank's reference rate plus 1% (9.5% at December 31, 1994). A principal payment of $50,000 was made in December 1994.

NOTE 13 - FOURTH QUARTER RESULTS
In the fourth quarter of 1993, the Company recorded losses of approximately
$7.7 million along with a net deferred tax provision of approximately
$3.1 million related to its investment in Michael Foods and $1.9 million of restructuring charges in connection with the consolidation of Americable's Canadian operations. In the fourth quarter of 1992, the Company recorded non-recurring charges of $490,000 related to inventory write-offs and an income tax benefit adjustment of $570,000 to adjust to the Company's annual effective tax rate. The net effect of these adjustments in the fourth quarter was to increase the net loss in 1993 by $12.8 million, or $1.36 per share and increase net income in 1992 by $80,000 or $.01 per share.

NOTE 14 - BUSINESS SEGMENT INFORMATION
The Company's foreign operations consist of C.E. Services' United Kingdom subsidiary, C.E. Services (Europe) Limited . Prior to 1994, the Company's foreign operations also included Americable's Canadian subsidiary, Adanac Cable, Ltd. which was closed in December 1993 as discussed in Note 3. Summary financial information by geographic area is as follows:


Years ended December 31, (in thousands)           1994          1993         1992
- ---------------------------------------------------------------------------------
Revenues
  United States                              $  84,347      $ 89,662     $ 72,334
  Canada                                            --         4,616        5,957
  United Kingdom                                 7,960        13,207        8,072

Operating income (loss)
  United States                                 (2,307)          677          (80)
  Canada                                            --          (195)        (219)
  United Kingdom                                (1,103)          169         (286)

Identifiable assets
  United States                                109,109       106,212      111,937
  Canada                                            --           137        2,409
  United Kingdom                                 1,984         1,858        1,527


Report of Independent Certified Public Accountants

Board of Directors and Shareholders of  North Star Universal, Inc.

     We have audited the accompanying consolidated balance sheets of North Star Universal, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Star Universal, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.
     As discussed in Note 2 to the consolidated financial statements effective January 1, 1993, the Company changed its method of accounting for income taxes.



                                            /s/ GRANT THORTON LLP


Minneapolis, Minnesota
February 21, 1995


SELECTED CONSOLIDATED FINANCIAL DATA

Year ended December 31,
(In thousands, except per share amounts and ratios)             1994         1993         1992         1991         1990
- ------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA(1), (2)
Revenues                                                   $  92,307    $ 107,485    $  86,363    $  71,575    $ 553,022
Operating income (loss)                                       (3,410)         651         (585)      (1,356)      41,038
Interest expense, net                                         (4,232)      (4,266)      (4,237)      (4,442)     (16,022)
Income (loss) from continuing operations before
   income taxes, minority interest, and equity in
   earnings (loss) of unconsolidated subsidiaries             (7,642)      (3,615)      (4,822)       2,766       27,109
Income (loss) from continuing operations                        (674)     (11,872)      (1,637)      10,899        5,643
Loss from discontinued operations                                 --           --           --         (598)      (1,832)
                                                           -------------------------------------------------------------
Net income (loss)                                          $    (674)   $ (11,872)   $  (1,637)   $  10,301    $   3,811
                                                           -------------------------------------------------------------
                                                           -------------------------------------------------------------

Income (loss) per common and
   common equivalent share:
Income (loss) from continuing operations                   $    (.07)   $   (1.26)   $    (.17)   $    1.07    $     .54
Discontinued operations                                           --           --           --         (.06)        (.19)
                                                           -------------------------------------------------------------
Net income (loss)                                          $    (.07)   $   (1.26)   $    (.17)   $    1.01    $     .35
                                                           -------------------------------------------------------------
                                                           -------------------------------------------------------------

Ratio of earnings to fixed charges                              (.51)x        .28x         .02x        1.53x        2.46x
BALANCE SHEET DATA(1), (2)
Total assets                                               $ 111,093    $ 108,207    $ 115,873    $ 116,355    $ 354,473
Long-term debt, including current maturities                  45,061       43,194       41,849       41,451      149,353
Shareholders' equity                                          34,196       34,675       61,083       63,246       39,223
                                                           -------------------------------------------------------------
                                                           -------------------------------------------------------------

_________________________
(1) AMOUNTS IN 1991 AND 1990 HAVE BEEN RECLASSIFIED TO GIVE EFFECT TO DISCONTINUED OPERATIONS IN THOSE YEARS.

(2) 1990 INCLUDES THE CONSOLIDATED RESULTS AND BALANCES OF MICHAEL FOODS AND CORVEL. BEGINNING IN 1991, THESE INVESTMENTS WERE ACCOUNTED FOR UNDER THE EQUITY METHOD OF ACCOUNTING AS DISCUSSED IN NOTE 1.

SELECTED QUARTERLY FINANCIAL DATA


(Unaudited, in thousands,
except per share amounts)                        First       Second        Third     Fourth(1)
- ---------------------------------------------------------------------------------------------
1994
Revenues                                     $  23,989    $  24,001    $  24,147    $  20,170
Operating loss                                    (235)        (852)        (431)      (1,892)
Interest expense, net                           (1,036)      (1,044)      (1,105)      (1,047)
Net income (loss)                            $     146    $     (88)   $      57    $    (789)
                                             ---------    ---------    ---------    ---------
                                             ---------    ---------    ---------    ---------
Income (loss) per share                      $    (.01)   $    (.01)   $     .01    $    (.08)
                                             ---------    ---------    ---------    ---------
                                             ---------    ---------    ---------    ---------

1993
Revenues                                     $  26,354    $  29,774    $  24,047    $  27,310
Operating income (loss)                           (156)         774          662         (629)
Interest expense, net                           (1,032)      (1,084)      (1,096)      (1,054)
Net income (loss)                            $    (497)   $     573    $     288    $ (12,236)
                                             ---------    ---------    ---------    ---------
                                             ---------    ---------    ---------    ---------

Income (loss) per share                      $    (.05)   $     .06    $     .03    $   (1.30)
                                             ---------    ---------    ---------    ---------
                                             ---------    ---------    ---------    ---------

(1)  See Note 13 to the Consolidated Financial Statements.

STOCK INFORMATION

North Star Universal, Inc.'s common stock is traded on the Pacific Stock Exchange under the symbol NSU and on the National Market System of NASDAQ under the symbol NSRU since June 19, 1987. The following stock prices were obtained from NASDAQ reports:


(By Quarter)

1994                                    Low            High
- ------------------------------------------------------------
First                                   4 5/8          5 5/8
Second                                  4 3/8          6
Third                                   4 7/8          6 3/8
Fourth                                  4 3/8          5 3/4


1993                                    Low            High
- ------------------------------------------------------------
First                                   4 1/2          7 1/8
Second                                  3 7/8          5 1/2
Third                                   4 3/4          6 1/2
Fourth                                  4 1/2          6 7/8


The number of common shareholders of record as of December 31, 1994, was 242. In addition, the Company estimates that an additional 1,000 shareholders own stock held for their accounts at brokerage firms and financial institutions. There were no cash dividends paid in 1994 or 1993 on North Star's common stock. Management does not anticipate that cash dividends will be paid in the foreseeable future.

Corporate Information

CORPORATE ADDRESS
North Star Universal, Inc./610 Park National Bank Building/5353 Wayzata Boulevard/Minneapolis, Minnesota 55416/(612) 546-7500

BOARD OF DIRECTORS
MILES E. EFRON/Chairman of the Board of the Company

JAMES H. MICHAEL/Retired Chairman of the Board of the Company

JEFFREY J. MICHAEL/President and Chief Executive Officer of the Company

RICHARD J. BRAUN/Managing Director of Headwaters Capital Management L.L.C.

FRED E. STOUT/Retired Chief Executive Officer Superior Water Light & Power
Company

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