Form 10-K405, Exhibit 13
period 1997-12-31
MICHAEL FOODS INC /MN
filed 1998-03-31
CIK 768158

EXHIBIT 13.1


                               1997 ANNUAL REPORT


                                     [LOGO]
                               MICHAEL FOODS, INC.


                     RECORD YEAR    [GRAPHIC]     MOMENTUM
                                    LIGHTBULB




                                    FRESHER
                                  THINKING(TM)

10 YEAR SALES & NET                 10 YEAR STOCK PRICE HISTORY
EARNINGS HISTORY
(AMOUNTS IN MILLIONS)

[PLOT POINTS GRAPH]                 [PLOT POINTS GRAPH]



FINANCIAL SUMMARY
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


YEARS ENDED DECEMBER 31,                              1997         1996          1995
-------------------------------------------------------------------------------------
Net sales ...................................    $ 956,223    $ 616,395     $ 536,627
Net earnings ................................       32,439       (3,073)       17,591
                                                 ====================================
Net earnings (loss) per share - diluted .....    $    1.51    $    (.16)    $     .90
Cash dividends per share ....................    $     .20    $     .20     $     .20
Weighted average shares outstanding - diluted       21,446       19,386        19,530
                                                 ====================================

AT DECEMBER 31,
-------------------------------------------------------------------------------------
Working capital .............................    $  54,788    $  56,677     $  42,095
Total assets ................................      503,655      364,659       359,227
Long-term debt ..............................      137,519      104,491        89,690
Shareholders' equity ........................      229,246      174,042       180,095
                                                 ====================================

 CERTAIN ITEMS IN THIS ANNUAL REPORT ARE FORWARD-LOOKING STATEMENTS, WHICH ARE
   MADE IN RELIANCE UPON THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT
 TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING THE POSSIBILITY THAT ACQUISITION
   SYNERGIES MAY NOT BE REALIZED AS RAPIDLY AS MANAGEMENT EXPECTS. ADDITIONAL
    RISKS AND UNCERTAINTIES INCLUDE VARIANCES IN THE DEMAND FOR THE COMPANY'S PRODUCTS DUE TO CONSUMER DEVELOPMENTS AND INDUSTRY DEVELOPMENTS, AS WELL AS
  VARIANCES IN THE COSTS TO PRODUCE SUCH PRODUCTS, INCLUDING NORMAL VOLATILITY
    IN EGG COSTS AND FEED COSTS. THE COMPANY'S ACTUAL FINANCIAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ESTIMATED BY, FORECASTED BY, OR IMPLIED
               BY THE COMPANY IN SUCH FORWARD-LOOKING STATEMENTS.

[PHOTO]                                                                  [PHOTO]

      MICHAEL FOODS, INC. IS A DIVERSIFIED FOOD PROCESSOR AND DISTRIBUTOR
        WITH BUSINESSES IN EGG PRODUCTS, REFRIGERATED GROCERY PRODUCTS,
           SPECIALTY DAIRY PRODUCTS AND REFRIGERATED POTATO PRODUCTS.
          OUR STRATEGIC THRUST IS TO FURTHER TRANSITION MICHAEL FOODS
          INTO A VALUE-ADDED FOOD PRODUCTS COMPANY BY BEING A LEADER IN THE FOOD INDUSTRY IN INTRODUCING INNOVATIVE FOOD TECHNOLOGY AND CUSTOMER SOLUTIONS. THE KEY TO THIS STRATEGY IS "VALUE-ADDED",
         WHETHER THAT IS IN THE PRODUCT, THE DISTRIBUTION CHANNEL OR IN
              THE SERVICE WE PROVIDE TO OUR CUSTOMERS. FOR FURTHER
         INFORMATION, PLEASE VISIT MICHAEL FOODS, INC. ON THE INTERNET:
                              WWW.MICHAELFOODS.COM

[PHOTO]                                                                  [PHOTO]

                          MICHAEL FOODS' FIRST 10 YEARS


              IN 1997, MICHAEL FOODS, INC. CELEBRATED ITS TEN YEAR ANNIVERSARY, AS THE COMPANY WAS FORMED IN EARLY 1987 AND WENT PUBLIC IN APRIL, 1987. HIGHLIGHTS OF COMPANY
            DEVELOPMENTS DURING THE PAST TEN YEARS ARE LISTED BELOW.

1987 SPIN-OUT FROM NORTH STAR UNIVERSAL, INC.; INITIAL PUBLIC OFFERING AT $7.11 PER SHARE, NET SALES $170 MILLION

1988 FOUR ACQUISITIONS, INCLUDING FIRST HALF OF M.G. WALDBAUM COMPANY; TECHNOLOGY FOR PRODUCING LONG SHELF-LIFE LIQUID WHOLE EGGS (EASY EGGS(R)) SECURED; 3-FOR-2 STOCK SPLIT; COMMON STOCK OFFERING AT $10.67 PER SHARE

1989 EGG ULTRAPASTEURIZATION FACILITY COMPLETED IN GAYLORD, MN; EASY EGGS(R) INTRODUCED IN FOODSERVICE AND INDUSTRIAL MARKETS; NET SALES SURPASS $250 MILLION

1990 SECOND HALF OF M.G. WALDBAUM COMPANY ACQUIRED; FOCUS ON GROWTH OF REFRIGERATED POTATO PRODUCTS

1991 TWO ACQUISITIONS; CHEESE PACKAGING PLANT OPENED IN LAKE MILLS, WI; 3-FOR-2 STOCK SPLIT; COMMON STOCK OFFERING AT $19.38 PER SHARE

1992 REDUCED CHOLESTEROL LIQUID WHOLE EGGS INTRODUCED; FOODSERVICE SALES FORCE CONSOLIDATED

1993 RESTRUCTURING YEAR; EXITED REDUCED CHOLESTEROL LIQUID WHOLE EGGS BUSINESS

1994 DIVESTED SUNNYSIDE VEGETABLE PACKING, INC.; TEST MARKETED PASTA AND SAUCES IN FOODSERVICE MARKET; NET SALES SURPASS $500 MILLION

1995 MFI 2000 (STRATEGIC PLAN) IMPLEMENTATION STARTS; ACQUISITION OF REFRIGERATED POTATO PRODUCTS LINE FROM INTERSTATE FOOD PROCESSING CORP.

1996 ACQUISITION OF PAPETTI'S HYGRADE EGG PRODUCTS, INC. ANNOUNCED; POTATO PRODUCTS DIVISION RESTRUCTURING

1997 PAPETTI'S ACQUISITION COMPLETED; NORTH STAR MERGER COMPLETED; BANK AND LONG-TERM DEBT FINANCING COMPLETED; EXITED FRENCH FRY BUSINESS; RECORD NET EARNINGS; STOCK HITS ALL-TIME HIGH OF $28.375

[PHOTO]
Caption: SALES APPROACHED $1 BILLION AND NET EARNINGS SET A NEW RECORD.


TO OUR SHAREHOLDERS

I am pleased to report to you about Michael Foods' record setting 1997. Thanks to strong core operations and benefits from our acquisition of Papetti's Hygrade Egg Products, Inc., sales approached $1 billion and net earnings set a new record by over $12 million. Additionally, and most importantly, your stock responded to these strong earnings by nearly doubling last year, adding approximately $250 million to the Company's market value.

   The strong results of last year were largely related to plans initiated and efforts begun in 1996, or earlier. You may recall that during 1995 we agreed to merge with our former parent, North Star Universal, Inc., and in mid-1996 we announced the Papetti's transaction. Both of these transactions closed in February, 1997. As a result of the North Star merger, Michael Foods emerged as the surviving entity with a reduced share base, enhancing both earnings per share and flexibility for pursuing our growth plans. With the Papetti's transaction came the joining of the world's two largest egg products companies and the inherent savings and efficiencies that result from producing a combined egg products volume of roughly ONE BILLION pounds annually.

   The Egg Products Division had an excellent year. Unit sales were strong in several categories, particularly extended shelf-life liquid whole eggs (Easy Eggs(R) and Table Ready(TM)) and precooked frozen patties and omelets. Capacity for frozen specialty items was expanded last year and will be expanded again this year, as we grow to meet customers' needs. On the cost side, feed costs were favorable in 1997 and outside egg sourcing costs were at reasonable levels during most of the year.

   The Refrigerated Distribution Division also had an excellent year. Crystal Farms' unit sales rose impressively, which resulted in distribution efficiencies and improved operations. The upgrading of the Crystal Farms(R) brand in 1996 continued to bear fruit in 1997, with sales also reflecting new grocery store chain accounts and new product introductions.

   Dairy Products Division results were very good last year. Significant unit sales gains for ultrapasteurized dairy mixes resulted in improved operations. The roll-out of shelf-stable coffee creamers and the utilization of new capacity at Kohler's Texas plant also contributed nicely to the Division's results.

   Performance in the Potato Products Division was less than satisfactory, but we see signs that the business is turning around and beginning to gain momentum. Closure of the frozen french fry business and the loss of a major foodservice customer for refrigerated products resulted in a sales decline for the Division. However, losses in 1996, largely due to charges taken in the french fry business, turned into modest profits last year.

   We continue to make good progress against our strategic plan--MFI 2000. The restructuring of the sales force last spring has worked well and we now have a good balance between direct and brokered sales. Our information systems project is rolling forward, with additional phases of the project to be implemented in 1998. We also have made excellent progress in achieving synergistic savings. In particular, substantial dollars have been saved since the Papetti's acquisition and we see ample opportunities to realize additional savings within our Egg Products Division in 1998 and beyond as we further coordinate our egg products operations.

   Our first ten years of corporate life saw strong sales growth and somewhat volatile, but rising, earnings. As we enter Michael Foods' second decade, we are optimistic that we have laid the ground work to allow for more predictable net earnings growth. With this, we trust, will come a satisfying return on your investment. I thank you for your continued support and confidence in Michael Foods and its many dedicated employees.

Sincerely,

/s/ Gregg A. Ostrander

Gregg A. Ostrander
President and Chief Executive Officer

EGG PRODUCTS DIVISION

[LOGO] PAPETTI'S                   [LOGO] M.G. WALDBAUM
HYGRADE EGG PRODUCTS, INC.         INNOVATIVE EGG PRODUCTS


The addition of Papetti's Hygrade Egg Products, Inc. to the Michael Foods family of companies was a major event in 1997. The acquisition brought the world's largest egg products company-- Papetti's--together with the second largest--Waldbaum. It has proven to be an excellent fit, with the Egg Products Division positioning Michael Foods as the world's preeminent egg products company.

   Papetti's reputation for high quality products and award winning service dates back to 1908, when the Papetti family started a store-front fresh poultry business. Sales gradually switched entirely to egg products as business opportunities arose during the 1950's. Papetti's operations have grown dramatically since that time to include breaking and processing facilities in New Jersey, Pennsylvania and Iowa. To this day, third and fourth generation members of the Papetti family are actively involved in management.

   Papetti's currently breaks over 16 million eggs per day, producing an array of products including whole eggs, scramble mixes, reduced-cholesterol products, bakery blends, hardcooked eggs and precooked omelets and patties. These products complement those produced by Waldbaum. Also, the increasing coordination of customer service related activities, from sales to distribution, between Papetti's and Waldbaum is serving to more efficiently and thoroughly provide the high level of service that egg products customers have come to expect from Papetti's and Waldbaum.

THE WORLD'S PREEMINENT EGG PRODUCTS COMPANY

   In most respects, 1997 was a strong come-back year for Waldbaum. Feed costs improved, helping to boost earnings to a record level. Internal operations had performed well in 1996, but a nearly 50% increase in feed costs, due to crop problems, hampered the bottom line that year. While the reduced 1997 feed bill was of much help, there were other factors behind Waldbaum's highly successful year. Chief among them was a strong unit sales performance which resulted in operating efficiencies.

[GRAPHIC] BETTER'N EGGS
   In total, the Division experienced strong volume growth last year, paced by value-added products such as Easy Eggs(R) and Table Ready(TM) extended shelf-life liquid eggs. Volume for these products rose by approximately 10% in 1997. Also showing good growth were reduced-cholesterol products and precooked patties and omelets. The former saw strong unit sales gains aided by the addition of new retail branded and private label customers. Within the retail egg substitute market, Papetti's has seen notable success with its Better `N Eggs(TM) and Chef's Eggs(TM) brands, plus numerous private label brands. Looking at the line of precooked egg patties and omelets shows volume surged in 1997. In 1998 this business should benefit from capital projects aimed at significantly expanding capacity. Another value-added segment, dried products, also saw a notable unit sales increase last year. Overall, these healthy sales volume gains allowed our plants to operate at improved efficiency levels, which, in turn, helped to improve operating results.

                                                             CONTINUED ON PAGE 4

                                    [PHOTO]


       PRECOOKED EGG PATTIES ARE A FAST-GROWING SEGMENT FOR THE DIVISION.

EGG PRODUCTS DIVISION

[LOGO] PAPETTI'S                   [LOGO] M.G. WALDBAUM
HYGRADE EGG PRODUCTS, INC.         INNOVATIVE EGG PRODUCTS


   Certain capital spending projects provided immediate pay-back on the investments last year. Among them were Waldbaum egg laying barn renovations and capacity expansion for the Minnesota precooked egg patty (MicroFresh) facility. For the former, several of the older laying barns were updated in 1997, resulting in the barns becoming more efficient, with improved feeding and waste disposal systems. For the latter, a new tunnel oven line was added at the MicroFresh facility, which greatly expanded egg patty production capacity during a period of burgeoning demand.

   A leading egg industry publication estimated in January, 1998 that Michael Foods' Egg Products Division broke nearly 800 million dozen eggs last year, representing a leading share of the domestic egg products market. With Papetti's and Waldbaum operating in tandem, and with their substantial combined volumes, there are significant areas of synergies to be realized. Cost savings synergies lie in the areas of plant operations, distribution/freight, egg and ingredient sourcing, sales force optimization, and supplies and packaging purchases. Substantial dollar savings were realized in 1997 and work is in process to capture additional synergistic savings in 1998 and beyond. Through these efforts we expect to make the egg products production processes and distribution networks more efficient, allowing us to better serve our egg products customers.

CAPITAL PROJECTS HAVE THE DIVISION POSITIONED FOR CONTINUED GROWTH

   Looking ahead to 1998, recently completed and in-process capital projects have the Division positioned for continued growth. New ovens for precooked egg patty production will allow those operations to meet substantial volume gains which are on the horizon. On the front end of the egg products process, the Division expects to see benefits from greater liquid egg output as a result of investments in state-of-the-art egg breaking machines in several locations. This will improve operating efficiencies, while reducing labor costs.

[GRAPHIC] CHEF'S EGGS
   Approximately 45% of Egg Products Division annual dollar sales now come from true value-added egg products, such as extended shelf-life liquid eggs, egg substitutes and precooked items. Hence, the Division is fulfilling the corporate promise of reducing commodity-sensitive products' impact on earnings, while setting the stage for more consistent divisional sales and earnings growth.

                                    [PHOTO]


        WALDBAUM CONTINUED TO EXPAND ITS PACKAGING CAPABILITIES IN 1997.

REFRIGERATED DISTRIBUTION DIVISION

[LOGO] CRYSTAL FARMS


After having an excellent 1996, Crystal Farms Refrigerated Distribution Company repeated with another strong showing in 1997. Sales growth across a number of product categories continued to provide the foundation for the Division's success.

   Volume growth is critical to the success of a distribution business, as increasing tonnage helps absorb more labor, fuel and utility costs, making each incremental pound more valuable than the preceding pound. Generally, when volume is moving in the right direction, so is profitability. That certainly was the case for Crystal Farms in 1997. Volume for core refrigerated products increased 9%. To put this in context, the wholesale food distribution industry covets unit growth in excess of the 1%-2% increase in the general population base. So, last year's growth was outstanding by any measure.

   Six areas stood out as being the main factors behind this growth:

NEW PACKAGING. In 1996 the Crystal Farms logo and packaging were upgraded. With this came increased consumer support, such as advertising, couponing, and product sampling. As a result, consumer awareness of the Crystal Farms line as a high quality, lower cost alternative to the national brands in the dairy case increased.

VOLUME FOR CORE REFRIGERATED PRODUCTS INCREASED 9%

NEW PRODUCTS. As shown in the accompanying photograph, several new products were introduced last year. They include Italian and Fiesta shredded cheese blends and four varieties of shingled sliced cheeses. These items have shown good momentum early on and are positioned to become core items in the Crystal Farms line.

SUPERSTORE SEGMENT. Superstores-large stores selling general merchandise, pharmaceuticals and, increasingly, groceries-have become a meaningful factor in the U.S. grocery market. Crystal Farms has had success placing select products with leading chains in this segment.

EMERGING DELI BUSINESS. Having entered the deli market in 1996 with specialty cheeses, Crystal Farms saw momentum build in this business in 1997.

NEW CHAIN CUSTOMERS. While growth with core retail grocery customers was notable, 1997 also saw the addition of 12 new grocery chains to the customer base, representing over 500 additional stores carrying Crystal Farms branded products.

ADDITIONAL WAREHOUSES. An agreement with a leading grocery wholesaler led to the introduction of Crystal Farms products into six additional warehouses in 1997, bringing the total served to 10.

   These factors largely defined the Division's success in 1997. With more ahead on all of these fronts, Crystal Farms entered 1998 with good momentum and plans to deliver high quality, reasonably priced products to even more consumers in the coming year.

                                    [PHOTO]


                   NEW PRODUCTS AND LINE EXTENSIONS IN 1997.

DAIRY PRODUCTS DIVISION

[LOGO] KOHLER
       MIX SPECIALTIES


1997 capped the 11th consecutive year of record volume for Kohler Mix Specialties. Gallons sold by Kohler Mix increased by more than 15%, which is outstanding relative to the industry's estimated 2%-3% unit growth. This volume growth helped the Division reach record earnings levels for the fourth year in a row. Further benefits were seen from a new product, increased capacity, and significant growth with core quick service restaurant chain customers.

   The new product which helped both the top line and bottom line for the Division was shelf-stable coffee creamers. These ultra-high temperature ("UHT") pasteurized and asepticly packaged creamers have been well received by foodservice customers. The benefits of the product are convenience, reduced waste and enhanced food safety. To meet rising creamer demand, capacity was added at the main White Bear Lake, Minnesota plant in 1997. Also, more capacity for this product is being added in early 1998 at the Kohler Mix facility in Sulphur Springs, Texas.

   Additional growth was seen last year in cartoned products which Kohler Mix "co-packs" (contract packages) for other companies. These items are packaged for the retail grocery market. Notable growth occurred in the production of whipping cream, half and half (regular and fat-free versions), and holiday cordials. These products represent a good base of business for the Division, particularly the cordials, as significant production of the products occurs late in the year when demand for core products, such as ice milk mix, is down due to seasonal weather factors.

11TH CONSECUTIVE YEAR OF RECORD VOLUME

   Beyond the capacity expansion already noted for coffee creamers, additional capacity was added at the Texas plant in 1997. This included the addition of aseptic carton filling capabilities and was the second major capacity expansion at the plant in the four years it has existed. As a result of the increased capacity and rapidly growing southern-based customer list, the Texas plant saw volume grow by an outstanding 77% last year.

   Also of note last year was the excellent growth in the Division's core product line--UHT ice milk mixes. These mixes are sold largely to quick service restaurant chains and are converted to soft-serve ice cream used in shakes, cones and sundaes. A number of the large quick service chains showed significant growth with Kohler Mix products in 1997. This reflected improved customer counts and chain sales in many cases, but also the addition of incremental stores served by Kohler Mix within the large foodservice networks maintained by these chains. In particular, there was success in penetrating foodservice accounts in the eastern United States.

   Kohler Mix continued to make notable investments in "R & D" last year and has potential new products under development. Testing of certain products in the pipeline should occur this year. Kohler Mix stands ready to provide the customer solutions and the production capacity to help Michael Foods' customers grow their businesses.

                                    [PHOTO]


       CAPACITY FOR SHELF-STABLE COFFEE CREAMERS WAS EXPANDED LAST YEAR.

POTATO PRODUCTS DIVISION

[LOGO] NORTHERN STAR
       POTATO PRODUCTS


1997 was a major transitional year for the Potato Products Division. We decided early in the year to exit the frozen french fry business due to on-going losses and the inherent challenges presented by being a small factor in an industry dominated by large companies.

   The Division is now focused on one overriding goal--to expand its status as the country's leading producer of refrigerated potato products. With dominant market shares of hashbrowns, mashed, diced and sliced refrigerated potato products sold in both the foodservice and retail markets, a strong foundation exists from which to grow. Growth should come as a result of an increased sales focus, improved production capabilities, and new product introductions.

[PHOTO]

A MAJOR TRANSITIONAL YEAR FOR THE POTATO PRODUCTS DIVISION

   On the sales front, we have increased the focus on our foodservice product line. We have increased sales training and customer incentives to stimulate foodservice sales of hashbrowns and mashed potatoes, in particular. Also, we recently promoted one of our regional sales managers to the new position of Vice President-Business Development at Northern Star Co.

FOODSERVICE MASHED POTATOES ARE CONTRIBUTING TO A TURN-AROUND AT NORTHERN STAR.

   Internally, the production difficulties of late 1996, caused largely by the transferring of volume from an acquired foodservice potato products line to the Minneapolis plant, were overcome in early 1997. Significant portions of production lines were reengineered and rebuilt. Further, the removal of the french fry production equipment allowed the main plant to be reconfigured into a more efficient facility that is dedicated solely to the production of refrigerated products. Thanks to several capital projects that were largely completed by late 1997, the production efficiencies of the Minneapolis plant are now at targeted levels. Volume growth, particularly from the foodservice segment, is expected to further improve manufacturing efficiencies.

   Several new products have been, or are about to be, launched in the Division. Within the retail grocery market the Diner's Choice(R) label is being developed as a complimentary brand to the popular Simply Potatoes(R) brand. Diner's Choice, positioned as an upscale brand, has had red skin wedges, hashbrowns and mashed potatoes launched in recent months. New Potato Wedges were also introduced under the Simply Potatoes label in 1997. On the foodservice side, red skin wedges were introduced last year and sales are growing as potatoes, in general, enjoy rising popularity as a side dish. Several "special recipe" mashed potatoes were developed for restaurant operators last year. Under development for introduction in 1998 are red skin mashed and garlic mashed potatoes for the foodservice market.

   With the red ink of frozen french fries gone, the main plant revamped, and the new products pipeline full, the Division is positioned for renewed earnings momentum as we enter 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                      MICHAEL FOODS, INC.
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this report. Readers are also encouraged to read the letter to shareholders and the operating division overviews contained on pages 1-10 of this annual report.

GENERAL
The Company utilizes a fifty-two, fifty-three week fiscal year. The year ended December 31, 1997 consisted of fifty-three weeks. The following table sets forth the percentage of net sales accounted for by each of the Company's operating divisions:

YEAR ENDED DECEMBER 31,      1997           1996          1995
---------------------------------------------------------------
Egg Products ................  63%            43%           42%
Refrigerated Distribution ...  22             34            34
Dairy Products ..............  11             15            14
Potato Products .............   7             14            16
Inter-company Sales .........  (3)            (6)           (6)
                              ---------------------------------
  Total ..................... 100%           100%          100%
                              =================================

The following table sets forth the percentage of operating earnings (before corporate, interest and income tax expenses, and, in 1996, before product line inventory markdown and product line asset impairment charges) accounted for by each of the Company's operating divisions:

YEAR ENDED DECEMBER 31,      1997           1996          1995
---------------------------------------------------------------
Egg Products ................  77%            64%           59%
Refrigerated Distribution ...  12             26            15
Dairy Products ..............  10             21            14
Potato Products .............   1             11            12
                              ---------------------------------
  Total ..................... 100%           100%          100%
                              =================================

RESULTS OF OPERATIONS
The Egg Products Division had higher dollar sales and higher dollar earnings in 1997, as compared to the results for 1996. The February, 1997 acquisition of Papetti's Hygrade Egg Products, Inc. and related companies ("Papetti's") caused divisional annual sales to more than double. Additionally, unit sales increased for egg products, most notably for value-added product lines such as extended shelf-life liquid whole eggs and specialty precooked patties and omelets. Egg prices decreased approximately 8% in 1997, as compared to 1996 levels, as reported by Urner Barry Publications--a widely quoted industry pricing service. This decrease helped reduce the price of purchased eggs, while also reducing selling prices for certain egg products and shell eggs. Feed costs, which typically represent roughly two-thirds of the cost of producing an egg, were significantly lower in 1997 as compared to unusually high levels in 1996. This decrease lowered the cost of eggs from owned flocks. As a result of the Papetti's acquisition, the Division now receives approximately two-thirds of its annual egg supply from external sources, either from contract flocks or open market purchases, with approximately one-third of egg needs coming from flocks owned by the Company. The Division also realized benefits from economies of scale and synergistic savings as a result of the acquisition. The Division had higher dollar sales and lower dollar earnings in 1996, as compared to the results of 1995. Sales increased for egg products, particularly value-added lines, in 1996, and pricing and productivity improved. However, these favorable developments were not enough to offset a sharp rise in feed costs. Approximately three-fourths of the Division's 1996 and 1995 egg needs came from owned flocks, where feed costs are the key determinant of egg costs.

   The Refrigerated Distribution Division had higher dollar sales and higher dollar earnings in 1997, as compared to the results for 1996. Unit sales increased compared to 1996 levels, particularly for core distributed products. The combination of volume growth, lower ingredient costs and effective expense control allowed for divisional profit improvement. The Division had higher dollar sales and higher dollar earnings in 1996, as compared to the results of 1995, due primarily to increased unit sales.

   The Dairy Products Division had higher dollar sales and higher dollar earnings in 1997, as compared to the results for 1996. Unit sales rose significantly due to an increase in core UHT ("ultra-high temperature" pasteurized) dairy mixes and the emergence of shelf-stable coffee creamers as an important product line. Volume gains enhanced plant operations, allowing for modest margin improvement over 1996 levels. The Division had higher dollar sales and higher dollar earnings in 1996, as compared to the results of 1995, due to increased unit sales of UHT dairy mixes. This increase, along with pricing improvements, helped offset higher raw material costs caused by a tight milk supply.

   The Potato Products Division had lower dollar sales in 1997, as compared to the results for 1996, and the division operated at a profit in 1997 compared to a loss in 1996. The unprofitable frozen french fry business was discontinued in 1997. The remaining refrigerated potato products business recorded higher retail sales volumes in 1997 than in 1996, while the larger foodservice segment saw lower unit sales volumes. Starting in late 1996, and continuing into 1997, certain refrigerated potato products production lines were upgraded. Also during 1997, the main potato products plant was reconfigured after removing the french fry production equipment. These efforts have resulted in more efficient production of refrigerated potato products. Resultant production yield improvements and reduced production costs have returned operations to profitability. In 1996, the Potato Products Division had flat dollar sales as compared to the results for 1995. The Division operated at a loss in 1996, due primarily to losses in the frozen french fry business and to the recording of an asset impairment ($9,172,000) and a product line inventory markdown ($12,225,000) related to the frozen french fry business.

   The gross profit margin of the Company was 14.9 percent in 1997, as compared to 9.6 percent in 1996 and 15.3 percent in 1995. The 1997 increase reflected the factors discussed above, particularly the decreased feed and potato processing costs, the synergistic savings, and the discontinuation of the unprofitable french fry business. The 1996 gross profit included the frozen french fry product line inventory markdown, which reduced the gross profit margin. It is management's strategy to increase value-added product sales as a percent of total sales over time, while decreasing commodity-sensitive products' contribution to consolidated sales. These efforts historically have been beneficial to gross profit margins.

   Selling, general and administrative expenses were 8.0 percent of net sales in 1997, as compared to 7.3 percent in 1996 and 8.5 percent in 1995. The increase in 1997 reflected, among other factors, increased spending on foodservice marketing activities, including increased promotional activities for certain products, staffing additions related to the Papetti's acquisition and increased incentive compensation. The french fry production assets were sold in 1997, resulting in a pre-tax gain of approximately $1,300,000. Severance expenses for certain potato products employees and sales personnel affected by a restructuring, connected to the discontinuation of the frozen french fry business, of approximately $2,400,000 (pre-tax) were also recorded in 1997. The decrease in 1996 was due mainly to the significant corporate sales increase, modest incentive compensation and effective expense management.

   Net interest expense in 1997 was nearly 50% higher than 1996 levels, while 1996 levels were lower than 1995 levels. While bank line of credit borrowings declined and were eventually eliminated during 1997, incremental interest expense was recorded on $125 million of senior notes issued in early 1997. In 1996, the effect of increased borrowings under the Company's unsecured revolving line of credit was offset by lower average interest rates on these borrowings compared to 1995 levels.

   Certain of the Company's products are sensitive to changes in commodity prices. Currently, the Company's Egg Products Division derives approximately six percent of net sales from shell eggs, which are sensitive to commodity price changes. The remainder of Egg Products Division sales are derived from the sale of egg products that are value-added to varying degrees. Gross profit from shell eggs is primarily dependent upon the relationship between shell egg prices and feed costs, both of which can fluctuate significantly and at variance to each other. While certain egg products exhibit commodity price sensitivity, gross margins from egg products are generally less sensitive to commodity price fluctuations than are shell eggs. The Company's refrigerated distribution operations derive approximately 70 percent of net sales from refrigerated products, with the balance coming from shell egg sales. As a majority of these eggs are supplied by the Egg Products Division and are, in-turn, sold on a distribution or non-commodity basis by the Refrigerated Distribution Division, this division's sales are generally not sensitive to commodity price fluctuations. The Potato Products Division typically purchases approximately 80 to 90 percent of its estimated annual potato needs under annual grower contracts. The remainder is purchased at market prices to satisfy short-term production requirements or to take advantage of spot prices when they are lower than contract prices. Variances in potato prices or selling prices of end products can significantly effect the earnings of the Potato Products Division. The Dairy Products Division sells its products primarily on a cost-plus basis. Therefore, the earnings of this division are not typically greatly affected by raw ingredient price fluctuations.

   Inflation is not expected to have a significant impact on the Company's business. The Company generally has been able to offset the impact of inflation through a combination of productivity gains and price increases.

   Competitors have infringed the Company's exclusive license for a patented technology to safely extend the shelf-life of liquid eggs and the Company is pursuing its legal rights. The Company has prevailed in U.S. District Court cases in Florida and New Jersey. The judgment in the New Jersey case was appealed in 1994 and the Court of Appeals for the Federal Circuit upheld the summary judgment of the U.S. District Court, which found the patents valid and enforceable. Since then, present and potential extended shelf-life liquid egg competitors have filed protests with the U. S. Patent and Trademark Office ("PTO") challenging the validity of one or more of the claims under the patents. As a result, litigation in two patent infringement lawsuits where the Company is a plaintiff were stayed and another lawsuit was dismissed without prejudice. One of the stayed suits was settled as a result of the Company's acquisition of Papetti's in 1997. During 1995 and 1996, the PTO issued actions in which an examiner rejected claims under the patents licensed by the Company. The Company and patent holder are appealing the rejections to the PTO's Board of Patent Appeals and Interferences and will, if necessary, appeal further to the Court of Appeals for the Federal Circuit. The patents remain valid and in full force and effect during this appeal process.

   While management is resolved to protect the Company's proprietary rights and expects those rights to continue to be upheld, the number of present and potential competitors in this egg product category continues to increase. As a result of such competition, pricing pressure in the category may increase beyond that which has already been experienced. Sales of extended shelf-life liquid eggs represent the largest contributor to operating profits within the Egg Products Division.

CAPITAL RESOURCES AND LIQUIDITY
The Company's investments in acquisitions and capital expenditures have been a significant use of capital. The Company plans to continue to invest in state-of-the-art production facilities to enhance its competitive position. Historically, the Company has financed its growth principally from internally generated funds, bank borrowings, issuance of senior debt and the sale of common stock. The Company believes that these financing alternatives will continue to meet its anticipated needs.

   The Company plans to invest approximately $90 million in capital projects in 1998 and expects to fund such spending from operating cash flow and bank borrowings. The Company invested $38,193,000 in capital expenditures in 1997, $29,334,000 in 1996 and $22,893,000 in 1995. In 1997, the Company acquired
Papetti's for approximately $83.2 million and the assumption of $22.8 million of debt. Also during 1997, a merger with North Star Universal, Inc. ("NSU") was completed, with the Company being the surviving post-merger entity. As a result of the transactions affecting the merger, the Company effectively repurchased approximately 1.8 million shares of its common stock with a discounted value of $21.25 million through the assumption of NSU debt of approximately the same amount. There were no acquisitions in 1996. In 1995, the Company acquired the institutional refrigerated potato products line of Interstate Food Processing Corp.

   During 1997, the Company issued $125 million of unsecured notes. The proceeds were used in the Papetti's acquisition, the NSU merger and for general working capital purposes. The Company has an unsecured line of credit for $80 million with its principal banks. As of December 31, 1997, there were no borrowings outstanding under this line of credit.

   The Company has already installed, or is currently implementing, software which is expected to be century compliant. The Company capitalizes the cost of new software and the costs to configure new software to the Company's business processes, and expenses costs related to reengineering its business processes.

CONSOLIDATED BALANCE SHEETS                                  MICHAEL FOODS, INC.


DECEMBER 31,                                                                         1997              1996
-----------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
        Cash and equivalents ..........................................      $  4,038,000      $  2,585,000
        Accounts receivable, less allowances ..........................        83,495,000        51,394,000
        Inventories ...................................................        68,929,000        58,976,000
        Prepaid expenses and other ....................................         1,676,000         2,976,000
                                                                             ------------------------------
                        Total current assets ..........................       158,138,000       115,931,000
PROPERTY, PLANT AND EQUIPMENT - AT COST
        Land ..........................................................         4,336,000         4,317,000
        Buildings and improvements ....................................        99,023,000        99,133,000
        Machinery and equipment .......................................       274,980,000       230,725,000
                                                                             ------------------------------
                                                                              378,339,000       334,175,000
        Less accumulated depreciation .................................       160,800,000       149,014,000
                                                                             ------------------------------
                                                                              217,539,000       185,161,000
OTHER ASSETS
        Goodwill, net .................................................       123,711,000        53,602,000
        Other .........................................................         4,267,000         9,965,000
                                                                             ------------------------------
                                                                              127,978,000        63,567,000
                                                                             ------------------------------
                                                                             $503,655,000      $364,659,000
                                                                             ==============================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
        Current maturities of long-term debt ..........................      $  8,509,000      $  8,410,000
        Accounts payable ..............................................        46,910,000        28,412,000
        Accrued liabilities
                Compensation ..........................................        10,064,000         4,604,000
                Insurance .............................................         4,782,000         6,471,000
                Discounts and allowances ..............................        15,217,000         5,548,000
                Other .................................................        17,868,000         5,809,000
                                                                             ------------------------------
                        Total current liabilities .....................       103,350,000        59,254,000
LONG-TERM DEBT, less current maturities ...............................       137,519,000       104,491,000
DEFERRED INCOME TAXES .................................................        33,540,000        26,872,000
CONTINGENCIES .........................................................              --                --
SHAREHOLDERS' EQUITY
        Common stock, $.01 par value, 40,000,000 shares authorized,
                shares issued-21,816,098 in 1997 and 19,459,731 in 1996           218,000           195,000
        Additional paid-in capital ....................................       140,188,000       113,268,000
        Retained earnings .............................................        88,840,000        60,579,000
                                                                             ------------------------------
                        Total shareholders' equity ....................       229,246,000       174,042,000
                                                                             ------------------------------
                                                                             $503,655,000      $364,659,000
                                                                             ==============================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                        MICHAEL FOODS, INC.


YEARS ENDED DECEMBER 31,                                          1997               1996                1995
-------------------------------------------------------------------------------------------------------------
Net sales .........................................      $ 956,223,000      $ 616,395,000       $ 536,627,000

Cost of sales .....................................        813,771,000        545,055,000         454,652,000

Product line inventory markdown ...................               --           12,225,000                --
                                                         ----------------------------------------------------

                Gross profit ......................        142,452,000         59,115,000          81,975,000

Selling, general and administrative expenses ......         76,173,000         44,822,000          45,729,000

Product line asset impairment .....................               --           10,472,000                --
                                                         ----------------------------------------------------

                Operating profit ..................         66,279,000          3,821,000          36,246,000

Interest expense, net .............................         10,830,000          7,264,000           7,635,000
                                                         ----------------------------------------------------

                Earnings (loss) before income taxes         55,449,000         (3,443,000)         28,611,000

Income tax expense (benefit) ......................         23,010,000           (370,000)         11,020,000
                                                         ----------------------------------------------------

                NET EARNINGS (LOSS) ...............      $  32,439,000      $  (3,073,000)      $  17,591,000
                                                         ====================================================

NET EARNINGS (LOSS) PER SHARE

                Basic .............................      $        1.53      $        (.16)      $         .91

                Diluted ...........................               1.51               (.16)                .90
                                                         ====================================================

Weighted average shares outstanding

                Basic .............................         21,181,000         19,386,000          19,328,000

                Diluted ...........................         21,446,000         19,386,000          19,530,000
                                                         ====================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY              MICHAEL FOODS, INC.

                                            COMMON STOCK               ADDITIONAL                                             TOTAL
                                    ----------------------------          PAID-IN         RETAINED        TREASURY     SHAREHOLDERS'
                                    SHARES ISSUED         AMOUNT          CAPITAL         EARNINGS           STOCK           EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance at
        January 1, 1995 ............   19,915,489    $   199,000    $ 117,640,000    $  53,801,000    $ (5,611,000)   $ 166,029,000
        Treasury stock retired .....     (613,912)        (6,000)      (5,605,000)            --         5,611,000             --
        Incentive plan stock
                compensation .......       30,424           --            339,000             --              --            339,000
        Net earnings ...............         --             --               --         17,591,000            --         17,591,000
        Cash dividends
                ($.20 per share) ...         --             --               --         (3,864,000)           --         (3,864,000)
                                       --------------------------------------------------------------------------------------------
Balance at
        December 31, 1995 ..........   19,332,001        193,000      112,374,000       67,528,000            --        180,095,000
        Purchase of shares .........      (13,543)          --           (500,000)            --              --           (500,000)
        Incentive plan stock
                compensation .......       47,273          1,000          525,000             --              --            526,000
        Stock options exercised ....       94,000          1,000          869,000             --              --            870,000
        Net loss ...................         --             --               --         (3,073,000)           --         (3,073,000)
        Cash dividends
                ($.20 per share) ...         --             --               --         (3,876,000)           --         (3,876,000)
                                       --------------------------------------------------------------------------------------------
Balance at
        December 31, 1996 ..........   19,459,731        195,000      113,268,000       60,579,000            --        174,042,000
        Papetti's acquisition ......    3,195,455         32,000       38,827,000             --              --         38,859,000
        Merger with
                North Star Universal   (1,783,036)       (18,000)     (23,711,000)            --              --        (23,729,000)
        Stock options exercised ....      943,948          9,000        9,721,000             --              --          9,730,000
        Tax benefit from stock
                options exercised ..         --             --          2,083,000             --              --          2,083,000
        Net earnings ...............         --             --               --         32,439,000            --         32,439,000
        Cash dividends
                ($.20 per share) ...         --             --               --         (4,178,000)           --         (4,178,000)
                                       --------------------------------------------------------------------------------------------
Balance at
        December 31, 1997 ..........   21,816,098    $   218,000    $ 140,188,000    $  88,840,000    $       --      $ 229,246,000
                                       ============================================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                        MICHAEL FOODS, INC.


YEARS ENDED DECEMBER 31,                                                     1997              1996              1995
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
        Net earnings (loss) ....................................    $  32,439,000     $  (3,073,000)    $  17,591,000
        Adjustments to reconcile net earnings (loss) to
                net cash provided by operating activities:
                Depreciation ...................................       31,444,000        24,732,000        22,461,000
                Amortization ...................................        3,171,000         1,944,000         1,575,000
                Deferred income taxes ..........................        8,230,000        (2,894,000)        5,241,000
                Product line impairment and inventory
                        markdowns ..............................             --          22,697,000              --
                Incentive plan stock compensation ..............             --             526,000           339,000
                Changes in operating assets and liabilities,
                        net of effect of product line impairment
                        and inventory markdowns and business
                        acquisitions:
                        Accounts receivable ....................        2,409,000       (10,811,000)       (3,961,000)
                        Inventories ............................        7,733,000       (12,356,000)       (4,214,000)
                        Prepaid expenses and other .............           28,000        (1,354,000)         (531,000)
                        Accounts payable .......................       (6,317,000)        4,784,000         1,002,000
                        Accrued liabilities ....................        9,156,000        (2,385,000)        1,456,000
                                                                    -------------------------------------------------
Net cash provided by operating activities ......................       88,293,000        21,810,000        40,959,000
Cash flows from investing activities:
        Capital expenditures ...................................      (38,193,000)      (29,334,000)      (22,893,000)
        Business acquisitions, net of cash acquired,
                and other assets ...............................      (43,251,000)          214,000       (15,419,000)
                                                                    -------------------------------------------------
Net cash used in investing activities ..........................      (81,444,000)      (29,120,000)      (38,312,000)
Cash flows from financing activities:
        Payments on notes payable and long-term debt ...........     (238,541,000)     (146,934,000)     (100,806,000)
        Proceeds from notes payable and long-term debt .........      227,593,000       158,414,000       102,303,000
        Repurchase of shares ...................................             --            (500,000)             --
        Proceeds from issuance of common stock .................        9,730,000           870,000              --
        Cash dividends .........................................       (4,178,000)       (3,876,000)       (3,864,000)
                                                                    -------------------------------------------------
Net cash provided by (used in) financing activities ............       (5,396,000)        7,974,000        (2,367,000)
                                                                    -------------------------------------------------
Net increase in cash and equivalents ...........................        1,453,000           664,000           280,000
Cash and equivalents at beginning of year ......................        2,585,000         1,921,000         1,641,000
                                                                    -------------------------------------------------
Cash and equivalents at end of year ............................    $   4,038,000     $   2,585,000     $   1,921,000
                                                                    =================================================
Non-cash investing and financing transactions
        Acquisition:
        Cash paid, net of cash acquired ........................    $  42,720,000
        Stock issued ...........................................       38,859,000
        Fair value of assets acquired ..........................      (82,405,000)
        Liabilities assumed ....................................       73,874,000
                                                                    -------------
        Purchase price in excess of fair value of
                assets acquired ................................    $  73,048,000
                                                                    =============
Supplemental disclosures of cash flow information:
        Cash paid during the year for:
                Interest .......................................    $   9,449,000     $   7,810,000     $   8,183,000
                Income taxes ...................................       11,750,000         2,953,000         6,363,000

Tax benefits derived from the exercise of stock options reduced income tax obligations and increased additional paid-in capital in the amount of $2,083,000 during 1997.

In connection with the merger with North Star Universal, Inc., Michael Foods, Inc. assumed $21,250,000 of net indebtedness and effectively repurchased 1,783,036 shares of its common stock (see Note H).

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Michael Foods, Inc. (the "Company") is engaged in food processing and distribution primarily throughout the United States. Principal products for the years ended December 31, as a percent of net sales, are as follows:

                             1997           1996          1995
---------------------------------------------------------------
Egg Products ................  63%            43%           42%
Refrigerated Distribution ...  22             34            34
Dairy Products ..............  11             15            14
Potato Products .............   7             14            16
Inter-company Sales .........  (3)            (6)           (6)
                              ---------------------------------
                              100%           100%          100%
                              =================================

   A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated cfinancial statements follows:

   PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR
   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest to December 31. For clarity of presentation, the Company describes all periods as if the year end is December
31. The year ended December 31, 1997 includes the results of fifty-three weeks of operations and the years ended December 31, 1996 and 1995 each contain fifty-two weeks of operations.

   CASH AND EQUIVALENTS
   The Company considers all highly liquid temporary investments with original maturities of three months or less to be cash equivalents.

   INVENTORIES
   Inventories, other than flocks, are stated at the lower of cost (determined on a first-in, first-out basis) or market. Flock inventory represents the cost of purchasing and raising flocks to laying maturity, at which time their cost is amortized to operations over their expected useful lives of generally one to two years, assuming no residual value.

   Inventories consist of the following:

DECEMBER 31,                                   1997            1996
-------------------------------------------------------------------
Raw materials and supplies .....        $16,047,000     $11,065,000
Work in process and
        finished goods .........         30,374,000      21,235,000
Flocks .........................         22,508,000      26,676,000
                                        ---------------------------
                                        $68,929,000     $58,976,000
                                        ===========================

   PROPERTY, PLANT AND EQUIPMENT
   Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line basis. Estimated service lives range from 10-40 years for buildings and improvements and 3-10 years for machinery and equipment. Accelerated and straight-line methods are used for income tax purposes.

   The Company capitalized approximately $720,000, $743,000 and $172,000 of interest costs during 1997, 1996 and 1995 relating to the construction and installation of property, plant and equipment.

   GOODWILL
   The Company's acquisitions have been accounted for as purchases and the excess of the total acquisition costs over the fair value of the net assets acquired were recorded as goodwill. Currently, goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization was $13,123,000 and $10,184,000 at December 31, 1997 and 1996. The Company evaluates its goodwill annually to determine potential impairment by comparing the carrying value of the goodwill to the undiscounted future cash flows of the related assets. The Company adjusts the value of a subsidiary's goodwill if an impairment is identified (see Note C).

   REVENUE RECOGNITION
   Sales of the Company's products are recognized when the goods are shipped to customers and are recorded net of estimated discounts and allowances.

   STOCK-BASED COMPENSATION
   The Company utilizes the intrinsic value method of accounting for its stock-based employee compensation plans. Pro forma information related to the fair value based method of accounting is contained in Note H.

   NET EARNINGS (LOSS) PER SHARE
   On December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share". All current and prior year earnings (loss) per share data have been restated to conform to the provisions of SFAS 128.

   The Company's basic net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of outstanding common shares. The Company's diluted net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. Options to purchase 141,311, 1,948,721 and 613,341 shares of common stock with weighted average exercise prices of $13.94, $10.91 and $13.87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

were outstanding during 1997, 1996 and 1995, but were excluded from the computation of common share equivalents because they were anti-dilutive.

   NEW ACCOUNTING PRONOUNCEMENTS
   SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" are effective for fiscal years beginning after December 15, 1997. SFAS 130 requires a company to display an amount representing comprehensive income, as defined by the statement, as part of the company's basic financial statements. Comprehensive income will include items such as unrealized gains or losses on certain investment securities and foreign currency items. The adoption of SFAS 130 should not affect the Company's consolidated financial statements.

   SFAS 131 requires a company to disclose financial and other information, as defined by the statement, about its business segments, their products and services, geographic areas, major customers, revenues, profits, assets and other information. The Company will include the required SFAS 131 business segment disclosures in its 1998 annual report.

   USE OF ESTIMATES
   Preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

   RECLASSIFICATIONS
   Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

NOTE B
ACQUISITION OF PAPETTI'S

   On February 26, 1997, the Company completed its acquisition of Papetti's Hygrade Egg Products, Inc. and affiliated companies (collectively "Papetti's"). The acquisition was accounted for as a purchase and the results of Papetti's operations were included in the Company's 1997 consolidated statements of operations from the date of acquisition. Total consideration included the issuance of 3,195,455 of newly issued common shares valued at $38,859,000, $44,315,000 in cash and closing costs, and the assumption of $22,825,000 of notes payable and long-term debt. The total consideration exceeded the fair value of the net assets acquired by $73,048,000, which has been recorded as goodwill and is being amortized on a straight-line basis over forty years.

   In connection with the acquisition, the Company received $6,000,000 as a settlement for existing patent litigation between Papetti's and the Company and the patent licensor (see Note G). The Company also entered into leases with the previous owners of Papetti's for the majority of Papetti's operating facilities. The future minimum rental commitments under these leases is approximately $2,100,000 per year through February, 2007. Additionally, two of the Papetti's shareholders became directors of the Company following the acquisition.

   The following unaudited consolidated pro forma information utilizes the audited information for the Company for 1997 and 1996 and unaudited information for Papetti's for the period from January 1, 1997 through February 26, 1997 and for calendar year 1996. The pro forma data assumes the Papetti's acquisition, the merger with North Star Universal, Inc. (see Note H) and the 1997 long-term debt borrowings (see Note D) had occurred on January 1, 1997 and 1996, respectively (in thousands of dollars except per share amounts).

YEARS ENDED DECEMBER 31,              1997            1996
----------------------------------------------------------
Net sales .................... $ 1,004,818       $ 982,532
Net earnings (loss) ..........      32,992          (1,146)

Net earnings (loss) per share
        Basic ................ $      1.54       $    (.06)
        Diluted ..............        1.52            (.06)

   The unaudited consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition, merger and borrowings occurred on those dates, nor is it indicative of the results that may occur in the future.

NOTE C
PRODUCT LINE AND ASSET IMPAIRMENT

   FROZEN FRENCH FRY PRODUCT LINE
   The Company's frozen french fry product line experienced significant profit margin and volume declines during the second half of 1996. Continued projected losses for this product line resulted in management's decision that this product line's long-lived assets had incurred an impairment of the assets' carrying cost. In December, 1996, a loss of $9,172,000 was recorded to eliminate goodwill directly attributable to this product line and to reduce the carrying value of the remaining long-lived assets to their estimated fair market value. The estimated fair market value was based upon the projected future cash flows of these assets. In addition, the Company recorded a fourth quarter 1996 markdown of $12,225,000 to reduce its frozen french fry product line inventory to the lower of cost or market. This adjustment also reduced the product line's raw potato costs, that were estimated to be in excess of the Company's production plans, to estimated net realizable value. During 1997, the Company disposed of this product line.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

   The approximate revenues and expenses directly associated with this frozen french fry product line, prior to the impairment loss and inventory markdown, for each of the years 1997, 1996 and 1995 were as follows: net sales were $10,281,000, $26,908,000 and $34,718,000; cost of sales were $10,112,000,
$28,572,000 and $32,867,000; and selling, general and administrative expenses were $1,814,000, $2,987,000 and $3,961,000. Therefore, the Company recorded operating losses directly attributable to this product line of $1,645,000 in 1997, $4,651,000 in 1996 and $2,110,000 in 1995.

   CONSTRUCTION PROJECT IMPAIRMENT
   During 1996, the Company recorded a loss of $1,300,000 related to management's decision to abandon completion of a building. Use of this building, originally intended for use in the Company's refrigerated distribution business, was determined to not be consistent with the current needs of the business. The Company has included this loss in the caption "Product line asset impairment" in the statement of operations.

NOTE D
LONG-TERM DEBT

   Long-term debt consists of:
DECEMBER 31,                            1997               1996
---------------------------------------------------------------
Revolving line
        of credit (a) ......... $          -       $ 60,700,000
7.58% senior promissory
        notes (b) .............  125,000,000                  -
9.5% senior promissory
        note (c) ..............   18,000,000         26,000,000
9.85%-10.4% senior
        promissory notes (d) ..            -         19,100,000
Other .........................    3,028,000          7,101,000
                                -------------------------------
                                 146,028,000        112,901,000
Less current maturities .......    8,509,000          8,410,000
                                -------------------------------

                                $137,519,000       $104,491,000
                                ===============================

Aggregate maturities of long-term debt are as follows:

YEARS ENDING DECEMBER 31,
---------------------------------------------------------------
1998 ............................................  $  8,509,000
1999 ............................................    10,557,000
2000 ............................................       694,000
2001 ............................................       465,000
2002                                                    307,000
Thereafter ......................................   125,496,000
                                                   ------------
                                                   $146,028,000
                                                   ============

(a) At December 31, 1997, the Company had an unsecured revolving line of credit with its principal banks for $80,000,000. The revolving line is due February, 2002 and bears interest at the principal bank's reference rate, or at Eurodollar rates at the Company's option.

      At December 31, 1996, the Company had an unsecured revolving line of credit with its principal banks for $65,000,000 (effective interest rate of 6.1% at December 31, 1996). This revolving line was retired in February, 1997.

(b) These notes are due in equal annual principal installments beginning in February, 2005, are unsecured, and require semi-annual interest payments.

(c) This note is due in varying semi-annual installments through December, 1999, is unsecured, and requires semi-annual interest payments.

(d) These unsecured notes were retired in February, 1997, in connection with the merger with North Star Universal (see Note H).

   The majority of the Company's long-term debt agreements described above contain similar restrictive covenants, the most significant of which are minimum net worth and interest coverage, limitations on additional indebtedness and liens, and changes in control of the Company.

   The fair value of long-term debt approximates its carrying value, based upon rates currently available to the Company.

NOTE E
INCOME TAXES

   The provision for income taxes consists of the following:

YEARS ENDED
DECEMBER 31,                     1997             1996             1995
-----------------------------------------------------------------------
Current
        Federal ......   $ 11,342,000     $  2,013,000      $ 4,893,000
        State ........      3,438,000          511,000          886,000
                         ----------------------------------------------
                           14,780,000        2,524,000        5,779,000
Deferred
        Federal ......      7,410,000       (2,621,000)       4,804,000
        State ........        820,000         (273,000)         437,000
                         ----------------------------------------------
                            8,230,000       (2,894,000)       5,241,000
                         ----------------------------------------------
                         $ 23,010,000     $   (370,000)     $11,020,000
                         ==============================================

   The tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes are as follows:

DECEMBER 31,                    1997                 1996
---------------------------------------------------------
Depreciation .......... $ 29,930,000         $ 31,035,000
Farm inventory
        accounting ....    5,959,000            5,312,000
Goodwill ..............    1,653,000                    -
Inventory writedowns ..            -           (4,550,000)
Other .................   (4,002,000)          (4,925,000)
                        ---------------------------------
                        $ 33,540,000         $ 26,872,000
                        =================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

   The following is a reconciliation of the Federal statutory income tax rate to the consolidated effective tax rate:

YEARS ENDED DECEMBER 31,        1997       1996        1995
------------------------------------------------------------
Federal statutory rate .......  35.0%     (35.0)%      35.0%
State tax effect .............   5.0       (3.4)        3.0
Goodwill .....................   1.4       40.0         1.7
Other ........................   0.1      (12.3)       (1.2)
                                ---------------------------
                                41.5%     (10.7)%      38.5%
                                ===========================
NOTE F
EMPLOYEE RETIREMENT PLAN

   Full-time employees of the Company who meet service requirements are eligible to participate in a defined contribution retirement plan. The Company matches up to 4% of each participant's eligible compensation. Company contributions totaled $1,520,000, $1,488,000 and $1,312,000 for the years ended December 31, 1997,
1996 and 1995.

NOTE G
COMMITMENTS AND CONTINGENCIES

   PATENT LITIGATION
   The Company has an exclusive license agreement for a patented process for the production and sale of extended shelf-life liquid egg products. Under the license agreement, the Company has the right to defend and prosecute infringement of the licensed patents. The Company can offset up to 50% of required royalty payments under the agreement with costs incurred to defend the licensed patents. To the extent defense costs exceed the required royalty payments, the agreement permits the Company to apply the excess costs to future royalty payments. At December 31, 1997 and 1996, the Company had prepaid royalty payments in other assets totaling approximately $1,382,000 and $7,923,000. In connection with the February 26, 1997 acquisition of Papetti's, which was a defendant in one of the patent infringement cases, a settlement of $6,000,000 was received by the Company. Under the terms of its license agreement, the Company applied this settlement as a reduction of its prepaid royalty payments.

   In 1994, the U.S. Federal Court of Appeals upheld the validity of the patents subject to the license agreement. Subsequently, a patent examiner at the U.S. Patent and Trademark Office rejected the patents. The Company is appealing the decision of the examiner and believes the validity of the patents will ultimately be upheld. During the appeal process, the patents remain valid and in full force and effect. These patents are scheduled to expire in 2006.

   PRODUCT LITIGATION
   In the fall of 1994, a customer of the Company recalled potentially contaminated product and began settling claims with consumers. The customer filed a suit, whereby the Company was a co-defendant with other companies alleged to have supplied contaminated product to the customer's plant. In May, 1997, this suit was settled within the Company's insurance coverage.

   OTHER LITIGATION
   The Company is engaged in routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on its consolidated financial position, liquidity or results of operations.

NOTE H
SHAREHOLDERS' EQUITY

   MERGER WITH NORTH STAR UNIVERSAL
   At December 31, 1996, North Star Universal, Inc. ("NSU") held 7,354,950 shares of the issued and outstanding common stock of the Company (approximately 38.0%). On February 28, 1997, the Company merged into NSU and immediately distributed NSU's subsidiary, ENStar Inc. ("ENStar"), in a tax-free distribution to the former shareholders of NSU. At the time of the merger, NSU changed its name to Michael Foods, Inc. and the management and operations of the continuing entity are those of the Company. The merger was accounted for as a reverse acquisition utilizing the purchase method of accounting. As a result of the merger, NSU delivered approximately $21,250,000 of net subordinated indebtedness together with 1,783,036 shares of Company common stock of approximately equal value, which the Company effectively retired in the form of a treasury stock redemption. The Company subsequently extinguished the subordinated indebtedness during 1997. Two former officers and directors of NSU remain directors of the Company.

   As a condition of the merger with NSU, ENStar has indemnified the Company against any and all liabilities related to the operations of NSU prior to this merger, including the tax-free distribution of ENStar.

   CAPITAL STOCK
   The Company's Articles of Incorporation provide that the authorized capital stock consists of 50,000,000 shares: 40,000,000 shares of $.01 par value common stock and 10,000,000 shares of undesignated stock, which are issuable by the Board of Directors. The Board of Directors also has the authority to determine voting, conversion and other rights of the undesignated stock when issued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

   SHARE REPURCHASES
   In December, 1995, the Company's Board of Directors authorized the retirement of all 613,912 shares of treasury stock. During 1996, the Company repurchased and retired 13,543 shares of its common stock for $500,000, related to put agreements issued in certain business acquisitions.

   STOCK OPTION PLANS
   The Company maintains certain non-qualified stock option plans. The officer and key employee plans had 924,000 shares of common stock available for issue at December 31, 1997 and the non-employee director plan had 100,000 shares available for issue at December 31, 1997. The stock options granted under these plans generally have a ten year term, vest ratably over five years, and have an exercise price equal to the fair market value of the stock on the date of grant.

   Option transactions under these plans during each of the three years ended December 31 are summarized as follows:

                                                  WEIGHTED
                                 NUMBER OF         AVERAGE
                                    SHARES  EXERCISE PRICE
----------------------------------------------------------
Outstanding at
        January 1, 1995 .......  1,772,477          $10.73
                Granted .......    176,000           10.71
                Canceled ......    (17,461)          10.83
                                --------------------------
Outstanding at
        December 31, 1995 .....  1,931,016           10.73
                Granted .......    149,620           11.74
                Exercised .....    (94,000)           7.52
                Canceled ......    (33,860)          13.67
                                --------------------------
Outstanding at
        December 31, 1996 .....  1,952,776           10.91
                Granted .......    221,500           16.07
                Exercised .....   (943,948)          10.31
                Canceled ......     (5,500)           7.66
                                --------------------------
Outstanding at
        December 31, 1997 .....  1,224,828          $12.33
                                ==========================

Options exercisable
        at December 31:
        1995 ..................  1,599,226          $10.74
                                ==========================
        1996 ..................  1,574,304          $10.91
                                ==========================
        1997 ..................    809,656          $11.65
                                ==========================

         The following table summarizes information concerning currently outstanding and exercisable stock options:

                               OPTIONS OUTSTANDING
                                             WEIGHTED     WEIGHTED
                                              AVERAGE      AVERAGE
             RANGE OF       NUMBER          REMAINING     EXERCISE
      EXERCISE PRICES    OF SHARES   CONTRACTUAL LIFE        PRICE
     -------------------------------------------------------------
     $ 7.63  - $11.33      652,671          5.2 years       $10.10
      11.50  -  15.13      423,070          4.9 years        12.67
      17.83  -  24.38      149,087          7.1 years        21.16
                         ---------
                         1,224,828
                         =========

                              OPTIONS EXERCISABLE
                                             WEIGHTED
                                              AVERAGE
               RANGE OF         NUMBER       EXERCISE
        EXERCISE PRICES      OF SHARES          PRICE
        ---------------------------------------------
        $ 7.63 - $11.33        436,871        $  9.91
         11.50 -  15.13        309,698          12.84
         17.83 -  24.38         63,087          17.87
                               -------
                               809,656
                               =======

   The Company's 1997, 1996 and 1995 pro forma net earnings (loss) and diluted net earnings (loss) per share would have been $32,160,000, $(3,261,000) and $17,521,000, or $1.50, $(.17) and $.90 per share had the fair value method been used for valuing options granted in 1997, 1996 and 1995. The impact on net earnings (loss) may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995.

   The weighted average fair value of options granted in 1997, 1996 and 1995 were $8.51, $4.20, and $4.23 per share, computed by applying the following weighted average assumptions to the Black Scholes options pricing model: dividend yield of 2%; risk-free rate of return of 6.6%; volatility of 48.2% in 1997 and 31.4% in 1996 and 1995; and an average term of 7 years.

NOTE I
CONCENTRATIONS

   Sales to one customer accounted for 12% and 11% of consolidated net sales in 1996 and 1995.

REPORT OF INDEPENDENT CERTIFIED                              MICHAEL FOODS, INC.
PUBLIC ACCOUNTANTS


                                [LOGO] GRANT THORNTON
                                GRANT THORNTON LLP  ACCOUNTANTS AND
                                                    MANAGEMENT CONSULTANTS

                                                    THE U.S. MEMBER FIRM OF
                                                    GRANT THORNTON INTERNATIONAL


BOARD OF DIRECTORS

MICHAEL FOODS, INC.

We have audited the accompanying consolidated balance sheets of Michael Foods, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Michael Foods, Inc. and subsidiaries as of December 31, 1997 and 1996 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP

Minneapolis, Minnesota
February 18, 1998

SUMMARY OF CONSOLIDATED FINANCIAL DATA                       MICHAEL FOODS, INC.
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


YEARS ENDED DECEMBER 31,                          1997*       1996        1995       1994       1993
----------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Net sales ..................................  $ 956,223  $ 616,395   $ 536,627  $ 505,965  $ 474,783
Cost of sales ..............................    813,771    545,055     454,652    430,917    414,965
Product line inventory markdown ............       --       12,225        --         --         --
                                              ------------------------------------------------------
Gross profit ...............................    142,452     59,115      81,975     75,048     59,818
Selling, general and administrative expenses     76,173     44,822      45,729     41,851     39,122
Product line asset impairment ..............       --       10,472        --         --         --
Disposal of product line ...................       --         --          --         --       22,769
Restructuring charges ......................       --         --          --         --       11,164
                                              ------------------------------------------------------
                                                 76,173     55,294      45,729     41,851     73,055
                                              ------------------------------------------------------
Operating profit (loss) ....................     66,279      3,821      36,246     33,197    (13,237)
Interest expense, net ......................     10,830      7,264       7,635      8,498      8,363
                                              ------------------------------------------------------
Earnings (loss) before income taxes ........     55,449     (3,443)     28,611     24,699    (21,600)
Income tax expense (benefit) ...............     23,010       (370)     11,020      9,510     (5,280)
                                              ------------------------------------------------------
        Net earnings (loss) ................  $  32,439  $  (3,073)  $  17,591  $  15,189  $ (16,320)
                                              ======================================================
Net earnings (loss) per share
        Basic ..............................  $    1.53  $    (.16)  $     .91  $     .79  $    (.84)
        Diluted ............................       1.51       (.16)        .90        .78       (.84)
                                              ======================================================
Weighted average shares outstanding
        Basic ..............................     21,181     19,386      19,328     19,315     19,416
        Diluted ............................     21,446     19,386      19,530     19,460     19,416
Dividends per common share .................  $     .20  $     .20   $     .20  $     .20  $     .20
BALANCE SHEET DATA (end of period)
Working capital ............................  $  54,788  $  56,677   $  42,095  $  33,589  $  22,267
Total assets ...............................    503,655    364,659     359,227    336,645    329,087
Long-term debt, including current maturities    146,028    112,901     101,421    100,604    104,008
Shareholders' equity .......................    229,246    174,042     180,095    166,029    155,003
                                              ======================================================

QUARTERLY FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                            QUARTER
                                       ------------------------------------------------
                                           FIRST       SECOND        THIRD       FOURTH
---------------------------------------------------------------------------------------
1997*
Net sales .........................    $ 195,418    $ 237,861    $ 245,868    $ 277,076
Gross profit ......................       23,729       39,461       38,354       40,908
Net earnings ......................        3,962        8,352       10,828        9,297
Net earnings per share
        Basic .....................    $     .20    $     .39    $     .50    $     .43
        Diluted ...................          .20          .39          .49          .42
Weighted average shares outstanding
        Basic .....................       20,091       21,258       21,583       21,793
        Diluted ...................       20,233       21,423       21,947       22,184

1996
Net sales .........................    $ 143,872    $ 151,678    $ 159,928    $ 160,917
Gross profit ......................       18,913       18,198       15,100        6,904
Net earnings (loss) ...............        3,278        3,277        1,325      (10,953)
Net earnings (loss) per share
        Basic .....................    $     .17    $     .17    $     .07    $    (.56)
        Diluted ...................          .17          .17          .07         (.56)
Weighted average shares outstanding
        Basic .....................       19,353       19,389       19,396       19,408
        Diluted ...................       19,493       19,520       19,538       19,408


* Amounts include the results of Papetti's operations from February 26, 1997, the date of acquisition, and 53 weeks of operations.

               [PHOTO]                              [PHOTO]

CORPORATE OFFICERS

CLOCKWISE FROM LEFT TO RIGHT: GREGG A. OSTRANDER, JEFFREY M. SHAPIRO, MARK D. WITMER, JOHN D. REEDY

BOARD OF DIRECTORS

FRONT, SEATED, LEFT TO RIGHT: GREGG A. OSTRANDER, ARVID C. KNUDTSON; SEATED MIDDLE, LEFT TO RIGHT: JEFFREY J. MICHAEL, ARTHUR J. PAPETTI; STANDING, LEFT TO
RIGHT: MILES E. EFRON, MAUREEN B. BELLANTONI, RICHARD A. COONROD, JOSEPH D. MARSHBURN, STEPHEN T. PAPETTI


BOARD OF DIRECTORS

ARVID C. KNUDTSON
CHAIRMAN OF THE BOARD OF DIRECTORS
CONSULTANT

MAUREEN B. BELLANTONI
PRESIDENT AND CHIEF OPERATING OFFICER
BIL MAR FOODS

RICHARD A. COONROD
PRESIDENT
COONROD AGRIPRODUCTION CORP.

MILES E. EFRON
(CHAIR, COMPENSATION COMMITTEE)
RETIRED CHIEF EXECUTIVE OFFICER
NORTH STAR UNIVERSAL, INC.

JOSEPH D. MARSHBURN
(CHAIR, CORPORATE GOVERNANCE
AND NOMINATING COMMITTEE)
SENIOR VICE PRESIDENT
CITRUS WORLD, INC.

JEFFREY J. MICHAEL
(CHAIR, AUDIT COMMITTEE)
PRESIDENT AND CHIEF EXECUTIVE OFFICER
ENSTAR INC.

GREGG A. OSTRANDER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
OF THE COMPANY

ARTHUR J. PAPETTI
EXECUTIVE VICE PRESIDENT
PAPETTI'S HYGRADE EGG PRODUCTS, INC.

STEPHEN T. PAPETTI
EXECUTIVE VICE PRESIDENT
PAPETTI'S HYGRADE EGG PRODUCTS, INC.

CORPORATE INFORMATION

ANNUAL MEETING:
Shareholders and members of the investment community are cordially invited to attend the Annual Meeting of Shareholders, which is scheduled to be held at 4:00 p.m., local time, on May 12, 1998, in the auditorium of the Lutheran Brotherhood Building, 625 Fourth Avenue South in Minneapolis, Minnesota.

INVESTOR INQUIRIES:
Requests for financial publications, including Form 10-K filed with the Securities and Exchange Commis sion, should be addressed to:

MICHAEL FOODS, INC.
Attention: Mark D. Witmer
Assistant Treasurer
324 Park National Bank Bldg.
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416

CERTIFIED PUBLIC ACCOUNTANTS:
Grant Thornton LLP
200 South Sixth Street
500 Pillsbury Center North
Minneapolis, Minnesota 55402

CORPORATE COUNSEL:
Maun & Simon
2000 Midwest Plaza
801 Nicollet Mall
Minneapolis, Minnesota 55402

TRANSFER AGENT AND REGISTRAR:
Norwest Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Shareholder Inquiries:
800-468-9716

LISTING:
The Company's common stock trades on the National Market tier of the Nasdaq Stock Market under the symbol: MIKL.

MARKET PRICE RANGES:
The following table sets forth the high and low daily sale prices for the common stock for each quarter of 1997 and 1996.

1997                   LOW        HIGH
---------------------------------------
First Quarter.......  10 1/4     13
Second Quarter......  10         19
Third Quarter.......  18 3/8     25 3/4
Fourth Quarter......  19 3/4     28 3/8

1996                   LOW        HIGH
---------------------------------------
First Quarter.......   9 7/8     12 3/4
Second Quarter......  10 1/4     11 7/8
Third Quarter.......   9 1/2     13 1/2
Fourth Quarter......  10 1/8     13 1/8

The following table sets forth the regular quarterly cash dividends per share paid in 1997 and 1996.

                       1997         1996
----------------------------------------
First Quarter......    $.05         $.05
Second Quarter.....     .05          .05
Third Quarter.......    .05          .05
Fourth Quarter......    .05          .05
----------------------------------------

At year end 1997 the Company had 575 common shareholders of record and an estimated 4,000 beneficial owners whose shares were held by nominees or broker dealers.


OTHER INFORMATION

CORPORATE HEADQUARTERS:
MICHAEL FOODS, INC.
324 Park National Bank Building
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416
612-546-1500

CORPORATE EXECUTIVE OFFICERS:
GREGG A. OSTRANDER
PRESIDENT AND CHIEF EXECUTIVE OFFICER

JEFFREY M. SHAPIRO
EXECUTIVE VICE PRESIDENT AND SECRETARY

JOHN D. REEDY
VICE PRESIDENT-FINANCE, CHIEF FINANCIAL
OFFICER AND TREASURER

MARK D. WITMER
ASSISTANT TREASURER

PRINCIPAL SUBSIDIARY OFFICES:
CRYSTAL FARMS REFRIGERATED
DISTRIBUTION COMPANY
Park Place West, Suite 200
6465 Wayzata Boulevard
Minneapolis, Minnesota 55426

FARM FRESH FOODS, INC.
6602 Clara Street
Bell Gardens, California 90201

KOHLER MIX SPECIALTIES, INC.
4041 Highway 61
White Bear Lake, Minnesota 55110

M.G. WALDBAUM COMPANY
500 Park National Bank Building
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416

NORTHERN STAR CO.
3171 Fifth Street Southeast
Minneapolis, Minnesota 55414

PAPETTI'S HYGRADE
EGG PRODUCTS, INC.
1 Papetti Plaza
Elizabeth, New Jersey 07206

WISCO FARM COOPERATIVE
450 North CP Avenue
Lake Mills, Wisconsin 53551

                                     [LOGO]
                               MICHAEL FOODS, INC.

                         324 Park National Bank Building
                             5353 Wayzata Boulevard
                          Minneapolis, Minnesota 55416
                           http//www.michaelfoods.com