Form 10-K, Exhibit 13
period 1998-12-31
MICHAEL FOODS INC /MN
filed 1999-03-31
CIK 768158

EXHIBIT 13.1


                                  ANNUAL REPORT

[Lab Technician Photo here]

                                      1998


                                  Michael Foods
                                 [Logo Art here]

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

    on the internet: www.michaelfoods.com

                                              [Light Bulb Art here]


                              TABLE OF CONTENTS



                              PRESIDENT'S LETTER                               1

                              CORPORATE OVERVIEW                               3

                              EGG PRODUCTS DIVISION                            4

                              REFRIGERATED DISTRIBUTION DIVISION               8

                              DAIRY PRODUCTS DIVISION                         10

                              POTATO PRODUCTS DIVISION                        12

                              MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OF FINANCIAL CONDITION AND RESULTS OF
                              OPERATIONS                                      14

                              CONSOLIDATED FINANCIAL STATEMENTS               17

                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      21

FINANCIAL SUMMARY
(In thousands, except per share amounts)
  YEARS ENDED DECEMBER 31,                                            1998            1997            1996
-----------------------------------------------------------------------------------------------------------
Net sales ...........................................           $1,020,484        $956,223        $616,395
Net earnings (loss) .................................               40,257          32,439          (3,073)
                                                                ===========================================
  Net earnings (loss) per share - diluted ...........           $     1.83        $   1.51        $   (.16)
  Dividends per share ...............................           $      .23        $    .20        $    .20
  Weighted average shares outstanding - diluted .....               21,980          21,446          19,386
                                                                ===========================================
  AT DECEMBER 31,
-----------------------------------------------------------------------------------------------------------
Working capital .....................................           $   61,297        $ 54,788        $ 56,677
Total assets ........................................              551,516         503,655         364,659
Long-term debt, including current maturities ........              166,107         146,028         112,901
Shareholders' equity ................................              244,149         229,246         174,042
                                                                ===========================================


                                                   Certain items in this annual
                                                    report are forward-looking
                                                    statements, which are made
                                                    in reliance upon the safe
            FRESHER THINKING                         harbor provisions of the
                                                  Private Securities Litigation
                                                     Reform Act of 1995. Such
                                                    forward-looking statements
                                                     are subject to numerous
                                                     risks and uncertainties,
          [Light Bulb Art here]                     including change in domestic
                                                    and international economic
                                                   conditions. Additional risks
                                                    and uncertainties include
                                                   variances in the demand for
                                                    the Company's products due
                                                     to consumer and industry
                                                     developments as well as
                                                     variances in the costs to
                                                      produce such products,
                                                  including normal volatility in
                                                      egg and feed costs. The
                                                    Company's actual financial
                                                 results could differ materially
                                                    from the results estimated
                                                  by, forecasted by, or implied
                                                      by the Company in such
                                                   forward-looking statements.

TO OUR SHAREHOLDERS

[CEO PHOTO HERE]

    Your company had a record-setting 1998. Unit sales gains, particularly of value-added products, and improved operating efficiencies resulted in record annual net earnings.


1998 FINANCIAL RESULTS

* Record net sales for the year exceeded $1 billion, an increase of 7%.

* Record net earnings of $40 million were achieved, with record diluted earnings per share of $1.83, an increase of 21%.

* Return on average shareholders' equity increased to 17%.

* Excellent cash flows continued. Our balance sheet remains strong, with debt to total capital at 40%.


INVESTING IN OUR FUTURE

* Two investments in Europe were completed in early 1999: we acquired a 25% interest in Belovo S.A., a specialty egg products company based in Bastogne, Belgium, and we entered into a 50/50 joint venture with Belovo's founding shareholders to form The Lipid Company ("TLC"), a company involved in the extraction of phospholipids from egg yolks. TLC will build a phospholipid extraction plant in Luxembourg which should be operational the first half of 2000. This investment will be our first move into the field of nutraceuticals, whereby specialty ingredients extracted from egg yolks will be used to enhance other food items, such as infant formulas.

                                                                     [EMPLOYEE
                                                                     PHOTO HERE]

* We are acquiring a dairy products operation in Connecticut from HP Hood. This transaction will allow us to expand our dairy products operations to the East Coast and is the next step in our strategy to build Kohler Mix Specialties into a nationwide business.

                                                                     [EMPLOYEE
                                                                     PHOTO HERE]

* We had record capital spending in 1998. Spending on capital projects is projected to be even higher in 1999. This spending is focused on expanding our production capacity for value-added products, particularly further-processed egg and specialty dairy products, in order to meet rising demand.

                                                                     [EMPLOYEE
                                                                     PHOTO HERE]

* During the year, we repurchased nearly one million shares of our stock, resulting in higher earnings per share.


OUR PEOPLE

* The focus of our annual report this year is on the people of Michael Foods. Our company is over 4,000 people strong and our employees come to work each day dedicated to improving our business and delivering value to our customers and, in turn, providing growth for our investors. I thank them for their considerable efforts and look forward with them to a future filled with growth opportunities, both for Michael Foods as a company and for them as individuals as they grow with us in their careers.

                                                                     [EMPLOYEE
                                                                     PHOTO HERE]

                                                                     [EMPLOYEE
                                                                     PHOTO HERE]

* Late last year we filled a new position, Vice President of Operations, for the Dairy Products Division.

* Early in 1999, we made a number of promotions within our Michael Foods Sales Group, broadening and strengthening the management group running our foodservice sales efforts.

* At the beginning of 1999, we had a voluntary, precautionary recall of certain cartoned dairy products made by our Dairy Products Division. This recall was handled expertly and efficiently by a team of dedicated employees, including the Kohler Mix staff, the Sales Group, company-wide Quality Assurance personnel and, particularly, our customer service and distribution employees. Their superb responsiveness and professionalism helped us manage this unforeseen situation with the utmost concern for our customers and the consuming public. I personally thank those employees directly involved in the recall efforts for going the "extra mile" to help safeguard the public health and to take care of our customers' needs.

* On behalf of my fellow directors, and all of the shareholders and employees of Michael Foods, I thank Miles Efron, who is retiring after 11 years of dedicated service to our Board of Directors, for his valuable contributions to Michael Foods. Miles' insightful comments and wise counsel will be missed.

THE OUTLOOK

* In 1995, we established the first strategic plan for Michael Foods, which we called MFI 2000. Among its goals was to achieve $1 billion in annual net sales by the year 2000. We were pleased to achieve this goal two years early. With this goal and other MFI 2000 goals reached, or being within reach, this past year we established new goals for the next five years. Our new strategic plan, which we call MFI 2003, includes the following goals:

    - $2 billion in net sales by the year 2003, with the growth coming from both internal and external sources (i.e., acquisitions).

    - Compounded average annual net earnings per share gains of 15% per year, driven by internal growth from value-added products as well as acquisitions and joint ventures.

    -  A return on average shareholders' equity of 18% per year.

    On behalf of all of the employees of Michael Foods, I thank you for your ongoing support as shareholders. We take our commitment to our customers and to our owners very seriously, and are working diligently to meet your expectations and grow Michael Foods in order to provide you with the return on your investment which you expect. We see ample opportunities to deliver this growth in the years ahead. New product introductions, cost savings from operating synergies, and new opportunities presented by both acquisitions and joint ventures, should all provide sources for earnings growth in the years ahead. Our employees are justifiably proud of what they have accomplished in recent years, but they believe, as do I, that our best days lie ahead.


Sincerely,


[CEO SIGNATURE HERE]


Gregg A. Ostrander

President and Chief Executive Officer

                               CORPORATE OVERVIEW

                            1998 FINANCIAL HIGHLIGHTS

   NET SALES:                                $1.02 BILLION       +7%
   NET EARNINGS:                             $40.3 MILLION      +24%
   EARNINGS PER SHARE (DILUTED):             $1.83              +21%
   RETURN ON AVERAGE SHAREHOLDERS'EQUITY:                        17%

                                                                 CONTRIBUTION TO COMPANY TOTALS
EGG PRODUCTS DIVISION                                            NET SALES      OPERATING PROFIT
*  VALUE-ADDED PRODUCTS                       60% OF SALES
   (extended shelf-life, precooked,
   egg substitutes, dried)

*  OTHER EGG PRODUCTS                         34% OF SALES         59%                79%
   (frozen, hardcooked, short shelf-life)

*  SHELL EGGS                                  6% OF SALES     Chart Art here    Chart Art here

REFRIGERATED DISTRIBUTION DIVISION

*  PRIMARILY CRYSTAL FARMS(R)
   BRANDED PRODUCTS

*  CHEESE, BAGELS, BUTTER, MARGARINE,                              22%                 8%
   MUFFINS, CARTONED EGGS, JUICE AND
   ETHNIC FOODS
                                                               Chart Art here    Chart Art here
*  23 STATE TERRITORY

*  400+ PRODUCTS AND LINE EXTENSIONS


DAIRY PRODUCTS DIVISION

*  ULTRA-PASTEURIZED DAIRY PRODUCTS-
   PRIMARILY FOODSERVICE                                          14%                 8%

*  ICE MILK AND ICE CREAM MIXES
                                                              Chart Art here    Chart Art here
*  COFFEE CREAMERS

*  SPECIALTY RETAIL PRODUCTS


POTATO PRODUCTS DIVISION

*  REFRIGERATED HASH BROWNS, MASHED,
   SLICED, AND RED SKIN POTATOES                                   5%                 5%

*  FOODSERVICE MARKET                         75% OF SALES
                                                              Chart Art here    Chart Art here
*  RETAIL GROCERY MARKET                      25% OF SALES
   (Simply Potatoes(TM), Diner's Choice(TM))

                                    [EMPLOYEE
                                   PHOTO HERE]



                                  EGG PRODUCTS
                                    DIVISION



                           JOHN BURKE             SANTOS REYES (FOREGROUND)
                           PLANT MANAGER          BREAKING LINE OPERATOR
                           46 YEARS OF SERVICE    7 YEARS OF SERVICE
[EMPLOYEE
PHOTO HERE]

RICH MEYERS
VICE PRESIDENT-NATIONAL ACCOUNTS
9 YEARS OF SERVICE

                                           SANDY HABERMAN    [EMPLOYEE
                                         CUSTOMER SERVICE    PHOTO HERE]
                                           REPRESENTATIVE
                                       3 YEARS OF SERVICE

                                         "GOOD PROGRESS HAS BEEN
                                      MADE IN MELDING THE TWO EGG
                                        PRODUCTS OPERATIONS WITH
                                    INCREASINGLY COORDINATED SALES,
LUIS DINIS                            PRODUCTION AND DISTRIBUTION
TRAFFIC MANAGER                                EFFORTS."
15 YEARS OF SERVICE

[EMPLOYEE
PHOTO HERE]


    Sales and earnings rose to record levels for the Egg Products Division in 1998. This was on the heels of very substantial growth in 1997. Since the acquisition of Papetti's Hygrade Egg Products, Inc. two years ago, good progress has been made in melding the two egg products operations, with increasingly coordinated sales, production and distribution efforts. The benefits from the synergies achieved within the Egg Products Division, along with the Division's sources of growth, are discussed below:

* COST SAVINGS FROM SYNERGIES--We estimate that we have achieved approximately $12 million in pretax cost savings through the end of 1998 from synergies. These savings have come from improvements in the areas of plant operations, purchasing and distribution. We estimate that further opportunities exist to realize another $2-3 million in 1999, mostly from transportation savings.

* STRONG GROWTH IN PRECOOKED ITEMS--The precooked patty and omelet business experienced tremendous growth in 1998. These microwaveable products directly meet consumers' interest in high quality foods that can be easily prepared, while also satisfying foodservice operators' heightened interest in reducing labor costs in the restaurant kitchen. Divisional sales volumes of these precooked products increased over 100% in 1998, with more growth ahead. Among the factors driving this growth was the conversion of a major customer from extended shelf-life liquid eggs to precooked items in late 1998 and early 1999.

* STRONG EGG SUBSTITUTES GROWTH--The growth of egg substitutes (egg white based, low-or no-fat/cholesterol products) was impressive in 1998. Sales gains were approximately 20%. The growth came from consumers' greater focus on healthier eating, market share gains in the private label sector, plus the introduction of All Whites(TM) late in the year.

* NEW PRODUCTS--All Whites(TM), as the name implies, is an all-whites egg product that has been ultra-pasteurized for an extended, refrigerated shelf-life. It is ideal for health drinks, as a protein supplement, and specialty cooking and baking applications. Another new product launch in late 1998 was the Chef's Omelet(TM) line. These high quality frozen, microwaveable omelets come in six varieties and are being distributed on the east coast through major retail customers. As production capacity is expanded in 1999, distribution will be broadened.
    The above items were earnings growth drivers in 1998 and should provide additional growth in 1999

                                                           (CONTINUED ON PAGE 7)

[EMPLOYEE     ED HAGLUND (L)
PHOTO HERE]   BIG RED FARMS
              PRODUCTION SUPERVISOR
              9 YEARS OF SERVICE

              BRENDA HENDERSON (R)
              HUSKER PRIDE FARMS
              LEAD PERSON
              14 YEARS OF SERVICE

                                  EGG PRODUCTS
                                    DIVISION



                                    [EMPLOYEE
                                   PHOTO HERE]







[EMPLOYEE
PHOTO HERE]

              GEORGE SERRANO
MANUFACTURING SUPPORT DRIVER
         19 YEARS OF SERVICE
                                                   [EMPLOYEE
                                                   PHOTO HERE]

                                  MARIA KLEIN                       DELANA BARNO
                                  CUSTOMER SERVICE MANAGER          RECEPTIONIST
                                  20 YEARS OF SERVICE        12 YEARS OF SERVICE

                       "...ANTICIPATE A FUTURE WITH AMPLE
                      OPPORTUNITIES FOR PROFITABLE GROWTH
                      AS WE FURTHER THE DIVISION'S MISSION
                        TO BE THE WORLD-LEADER IN VALUE-
                              ADDED EGG PRODUCTS."


[EMPLOYEE
PHOTO HERE]

LORI MISCHKE
LEAD PERSON-HARDCOOKED
9 YEARS OF SERVICE


and beyond. Additional sources of future earnings growth include:

* EXPANDING CAPACITY FOR VALUE-ADDED PRODUCTS-The Division had record spending in 1998 to build capacity for the production of value-added egg products, mainly precooked items. Capital spending will remain high in 1999 in order to meet customers' rising orders for precooked products. The Lenox, Iowa egg products plant will be expanded to handle precooked products production, becoming the third facility in the Division with these capabilities. Additionally, the Division is building a new dried products plant in Wakefield, Nebraska where an expanded line of specialty egg powders will be made for both domestic and international industrial food customers.

JON SINDELAR
MAINTENANCE LEADMAN
4 YEARS OF SERVICE

* DECLINING COSTS: FEED AND EGGS-1999 should see a continuation of the trend toward lower feed costs, which began in 1997. Declines in grain costs helped Divisional earnings in 1998, thanks to large domestic crops for corn and soybeans along with depressed export demand. These trends appear intact for the new year. Regarding egg procurement costs, prices in the egg market are projected by experts to be modestly below 1998 levels this year, which should keep costs at reasonable levels.

LAURA MCCARTHY
SYSTEMS ANALYST
1 YEAR OF SERVICE

[EMPLOYEE
PHOTO HERE]

* EUROPEAN INVESTMENTS-Two investments were made in Europe in early 1999. The first investment was a 25% interest in Belovo S.A., a 29 year old firm based in Bastogne, Belgium. Belovo specializes in customized dried egg products, lysozyme extractions from eggs and certain nutraceutical egg products. We plan on bringing the proprietary dried egg products technology that Belovo has developed to the U.S. at our Nebraska location. Belovo will explore taking Michael Foods' in-shell pasteurization technology to the European egg products market.

           CARINE BERG   [EMPLOYEE
REGIONAL SALES ANALYST   PHOTO HERE]
    2 YEARS OF SERVICE

    The second investment was a 50% interest in a joint venture with the founding shareholders of Belovo. This joint venture, called The Lipid Company ("TLC"), will build a plant in Luxembourg, which is scheduled to open in the first half of 2000. TLC, which has a pilot plant at the Belovo facility in Bastogne, is in the business of commercialized phospholipid extractions from egg yolks. These extractions provide highly absorbable content of omega-3 and omega-6 long-chain fatty acids for use in infant formulas, such that they better replicate mother's milk, and in senior citizen dietary supplements to help the elderly with their mental acuity. TLC and its customers are also exploring using highly purified egg phospholipids with omega-3 fatty acid, called DHA, in pharmaceutical applications.
    The technologies we have gained access to through these two investments represent the highest value-added applications for eggs in the world. We are excited to be partners with Belovo and its founders and anticipate a future with ample opportunities for profitable growth as we further the Division's mission to be the world-leader in value-added egg products.

                           REFRIGERATED DISTRIBUTION
                                    DIVISION



                                    [EMPLOYEE
                                   PHOTO HERE]




                                        VIRGIL HEIMKES
                                        TRUCK DRIVER
                                        17 YEARS OF SERVICE




           SCOTT ADAMS   [EMPLOYEE
          LEAD BATCHER   PHOTO HERE]
    3 YEARS OF SERVICE

         WAYNE SANDEEN
         FUELER/DRIVER
    4 YEARS OF SERVICE                                                 GINI LOCH
                                                     INSIDE SALES REPRESENTATIVE
   MICHELLE SCHNITZLER                                        2 YEARS OF SERVICE
RECEPTIONIST/INVENTORY
         CONTROL CLERK                                               [EMPLOYEE
    4 YEARS OF SERVICE                                               PHOTO HERE]

                  "...SUCCESS IN RECENT YEARS SERVING THE LARGE
               GROCERY RETAILING CUSTOMERS THROUGH DISTRIBUTION TO
                 THEIR WAREHOUSES WILL GROW IN IMPORTANCE AS THE
                RETAIL GROCERY MARKET CONTINUES TO CONSOLIDATE."



    1998 was a mixed year for the Refrigerated Distribution Division. Net sales rose 3%, despite the loss of two chain accounts. The Division had its second best year ever financially, but operating earnings were below those of 1997's record levels. Unusually high cheese and butter costs during the latter part of the year compressed Crystal Farms' operating margins. Since year end, these costs have declined to levels more in line with historical averages and sales volumes have improved, leaving Crystal Farms well positioned for 1999.


[EMPLOYEE
PHOTO HERE]

MIKE JOHNSON (L)
VICE PRESIDENT-SALES,
MIDWEST DIVISION
19 YEARS OF SERVICE

CHRIS JOHNSON (R)
REGIONAL SALES MANAGER
11 YEARS OF SERVICE


Divisional highlights for 1998 included:

* Crystal Farms gained entry into a 100+ store supermarket chain in the fourth quarter and is seeking additional CHAIN STORE GROWTH opportunities in 1999 to supplement its direct - store - delivery ("DSD") system.

* BUILDING BRAND AWARENESS by consumers for the Crystal Farms name was continued through TV advertising in limited markets, billboards, point-of-sale materials, and theme promotions.

* SIGNIFICANT NEW PRODUCT ACTIVITY during the year included the introductions of:

    - Cheezoids(R) aerosol and string cheese products (oriented toward fun snacking)

    - Cheese Waves(R) bite-sized cheese squares (available in three flavors)


        DONNIE BENZ   [EMPLOYEE
           RECEIVER   PHOTO HERE]
41 YEARS OF SERVICE


    - Crystal Farms Bread Sticks-Original and Garlic varieties

    - Crystal Farms Soft Cream Cheese-Garden Vegetable and Cranberry varieties

    - Crystal Farms Real Whipped Light Cream

* PRODUCT DEVELOPMENT WORK will also lead to these introductions slated for the first half of 1999:

    - Honey Wheat Bagels (under the David's Deli and Manhattan Bagel Exchange brands)

    - Aerosol Cream Cheese-Plain and Strawberry varieties

    - 2 lb. Finely Shredded Cheddar Cheese

* Crystal Farms LEVERAGED ITS DISTRIBUTION CAPABILITIES by becoming the regional distributor for Papetti's Better `n Eggs(TM) retail egg substitute product in 1998.

    Growth opportunities for the Refrigerated Distribution Division include new product introductions, such as those noted above, growing with existing supermarket customers as they open new locations, adding new grocery accounts in current marketing areas, and expanding Crystal's operations beyond its current 23 state territory. Further, the Division has seen success in recent years serving large grocery retailing customers through distribution to their warehouses. This channel of distribution, complimenting the core DSD business, will grow in importance as the retail grocery market continues to consolidate.

                                 DAIRY PRODUCTS
                                    DIVISION





                                    [EMPLOYEE
                                   PHOTO HERE]


[EMPLOYEE
PHOTO HERE]


            MARK DVORAK
     FORK LIFT OPERATOR
     4 YEARS OF SERVICE

                                                  [EMPLOYEE
                                                  PHOTO HERE]


                                  CHRIS COLLINS
                                  FLUID HANDLER
                             6 YEARS OF SERVICE

                       "...[WITH] ONLY A 12% SHARE OF THE
                       230 MILLION GALLON U.S. MIX MARKET
                        AND JUST 5% OF THE 35-40 MILLION
                        CASE NATIONAL CREAMER MARKET...
                           KOHLER MIX HAS SIGNIFICANT
                           OPPORTUNITIES FOR GROWTH."


 [EMPLOYEE
PHOTO HERE]

               LINDA BOHRER
               QUALITY ASSURANCE MANAGER
               11 YEARS OF SERVICE


    1998 was a challenging, but strong, year for the Dairy Products Division. Sales were at new record levels, driven by outstanding unit sales growth. Volume rose over 15%, the twelfth annual record in a row, paced by notable success with value-added items such as ultra-high temperature ("UHT") pasteurized ice milk mixes and shelf-stable coffee creamers. Unit sales of mixes rose over 20% and creamer sales rose more than 35% compared to 1997 levels.
    During the summer, this strong growth presented challenges for the Division, with sales growth pushing both the Minnesota and Texas plants to near capacity levels, resulting in additional labor costs to meet orders. Last year also saw unprecedented dairy ingredient costs, with the butter fat market skyrocketing for most of the year. As a result, the Division was unable to adjust pricing quickly enough to keep pace with rising costs. Further, costs were charged against 1998 results related to an early 1999 product recall. These issues kept earnings from being as strong as they otherwise could have been.


DAVE KIRCHOFF
CARTON LINE OPERATOR
1 YEAR OF SERVICE


A number of factors are driving strong growth for the Division, among them:

* a consumer TREND TOWARD MORE INDULGENCE, where there is less guilt involved with treating oneself to a creamy dessert;

* a focus by foodservice operators on the INCREASED FOOD SAFETY, and accompanying reduction in spoilage and waste, offered by dairy products which have been ultra-pasteurized, as opposed to standard pasteurization;

* a focus by both public health departments and foodservice chains on the BENEFITS OF ASEPTIC (NO-CHILL) COFFEE CREAMERS, with fewer food safety concerns and improved ease of use;

* foodservice customers have begun PROMOTING THE MILK SHAKE AND DESSERT PORTIONS OF THEIR MENUS more aggressively, finding that these items offer profitable growth opportunities.

To meet rising demand for its products, the Dairy Products Division has expanded its production capacity in a number of areas:

* cartoned products capacity was expanded at the Minnesota plant in early 1998;

* aseptic creamer capacity was expanded at the Texas plant in mid-1998;

* UHT mix capacity was expanded at the Texas plant by over 40% in late 1998 and early 1999.

Overseeing the rising output of the Division's plants is Erich Fritz who joined Kohler Mix as Vice President of Operations in December. Erich brings a wealth of processing knowledge from his years at Nabisco and is a key addition to the management team at Kohler.
    Plans call for the Dairy Products Division to become the nation's leader in specialty UHT foodservice dairy products. Such growth, by acquisition and/or building new facilities, would allow Kohler Mix to capture a larger share of the national markets for packaged mix and creamers. It is estimated that Kohler Mix only has a 12% share of the 230 million gallon U. S. mix market and just 5% of the 35-40 million case national creamer market. As a result, Kohler Mix has significant opportunities for growth.


                                                    [EMPLOYEE
                                                    PHOTO HERE]

                                                                     SUZIE SMITH
                                                        ADMINISTRATIVE ASSISTANT
                                                              9 YEARS OF SERVICE

                                    [EMPLOYEE
                                   PHOTO HERE]







                                POTATO PRODUCTS
                                    DIVISION





            [EMPLOYEE
            PHOTO HERE]


TERESA CERVANTES (L)
CUSTOMER SERVICE
REPRESENTATIVE
3 YEARS OF SERVICE                                                [EMPLOYEE
                                                                  PHOTO HERE]
ALEJANDRA TAMAYO (R)                           JEANETTE WEIDNER
HUMAN RESOURCES/SAFETY ADMINISTRATOR        PRODUCTION PLANNING
1 YEAR OF SERVICE                           19 YEARS OF SERVICE

                        "...AN EXPANDING CUSTOMER BASE,
                         A STRONG FOCUS ON NEW PRODUCT
                        INTRODUCTIONS AND MUCH IMPROVED
                          PRODUCTION CAPABILITIES..."



ELIZABETH HERNANDEZ
LINE OPERATOR
6 YEARS OF SERVICE

[EMPLOYEE
PHOTO HERE]








The Potato Products Division saw a strong turn-around in 1998, with a return to profitability. With the frozen french fry business closed in 1997, the Division was able, for the first time in its history, to focus all of its energies on value-added refrigerated potato products--mainly hash browns and mashed items. These efforts met with notable success. Unit sales rose 5%-10% in 1998 and are poised for further gains in 1999.

The improvements during 1998 in the Potato Products Division came from three different areas:


ESTHER BROOKS
MACHINE OPERATOR
30 YEARS OF SERVICE


* RISING SALES VOLUME--While more national accounts are targeted, good success was seen with regional foodservice customers in the second half of the year. These customers have collectively added significant new business to the Division. Much of this is driven by the success of Northern Star's mashed potato products and the Division's ability to create customized mashed potatoes for chain restaurant customers. Mashed potatoes are "hot" as a side dish and Northern Star is playing strongly into that consumer trend. A case in point is that the Division's foodservice mashed potato unit sales rose by over 20%. Another major development in 1998 was the signing of multi-year contracts with several major foodservice distributors. These partnering arrangements should provide for growth in the years ahead.


      JACOBO GARCIA   [EMPLOYEE
    RECEIVING CLERK   PHOTO HERE]
13 YEARS OF SERVICE


* NEW PRODUCTS--Beyond the customized mashed recipes developed for certain customers, there were several product line extensions for foodservice mashed products last year, including red skin garlic, onion, sour cream and other varieties. The retail side saw the introduction of a mashed potatoes with gravy "heat `n eat" line in late 1998 under the Diner's Choice(TM) label. There are two sizes--an individual serving size and a family pack--and two gravies, soon to be three. Also, red skin wedges were introduced in early 1998. These new items are meeting with good success in the grocery market.

* PLANT OPERATIONS--The main potato products plant in Minneapolis was re-engineered and revamped in 1997 after the french fry equipment was removed. As a result of these re-engineering efforts, the plant is operating better than ever, achieving record yields of finished product from raw material and significant labor savings. The Farm Fresh unit in suburban Los Angeles also enjoyed a very successful 1998, with strong sales and improved production costs.

The Potato Products Division is the national leader, in both the foodservice and retail markets, in producing and distributing refrigerated potato products. The high quality of these products and their ease-of-use are resulting in good growth for the category. With an expanding customer base, a strong focus on new product introductions and much improved production capabilities, the Division is poised for an exciting future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                      MICHAEL FOODS, INC.
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this report. Readers are also encouraged to read the letter to shareholders and the operating division overviews contained on pages 1-13 of this annual report.

GENERAL
   The Company utilizes a fifty-two, fifty-three week fiscal year. The years ended December 31, 1998 and 1996 consisted of fifty-two weeks, whereas the year ended December 31, 1997 consisted of fifty-three weeks. Certain financial information of the Company's operating segments is as follows (in thousands):

                                         EGG     REFRIGERATED             DAIRY           POTATO
                                    PRODUCTS     DISTRIBUTION          PRODUCTS         PRODUCTS         CORPORATE            TOTAL
-----------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1998
   External net sales ...........   $607,688         $221,586          $138,865         $ 52,345         $       -       $1,020,484
   Operating profit (loss) ......     69,295            7,288             6,748            3,890            (7,668)          79,553
YEAR ENDED DECEMBER 31, 1997
   External net sales ...........   $575,684         $214,892          $104,902         $ 60,745         $       -       $  956,223
   Operating profit (loss) ......     55,708            8,900             6,823             (505)           (4,647)          66,279
YEAR ENDED DECEMBER 31, 1996
   External net sales ...........   $231,336         $210,177          $ 90,860         $ 84,022         $       -       $  616,395
   Operating profit (loss) ......     19,364            6,117 (a)         5,871          (23,601) (b)       (3,930)           3,821

(a) includes a $1,300 impairment loss
(b) includes charges of $9,172 and $12,225 relating to the exit of the frozen french fry product line

RESULTS OF OPERATIONS
    The Egg Products Division had higher unit sales in 1998, compared to 1997 levels, most notably for value-added product lines such as precooked patties and omelets, and dried egg products. Sales of value-added egg products represented approximately 60 percent of the Division's 1998 dollar sales. Egg prices decreased approximately 6 percent in 1998, as compared to 1997 levels, as reported by Urner Barry Publications--a widely quoted industry pricing service. This decrease helped reduce the cost of purchased eggs, while also reducing selling prices for certain egg products and shell eggs. Feed costs, which typically represent two-thirds of the cost of producing an egg, were lower in 1998 as compared to 1997 levels. This decrease lowered the cost of eggs from Division owned flocks. Approximately two-thirds of the Division's annual egg needs come from external sources, either from contract flocks or open market purchases, with approximately one-third of egg needs coming from flocks owned by the Division. The Division also realized benefits from economies of scale and synergistic savings as a result of the Papetti acquisition in 1997. The Division's higher sales and earnings in 1997, as compared to the results of 1996, reflected the added volume and earnings from Papetti's, sales increases for egg products, particularly value-added lines such as extended shelf-life liquid eggs and precooked items, and pricing and productivity improvements. Feed costs also declined in 1997, as compared to 1996 levels, which reduced the cost of internally supplied eggs for the Division. Approximately three-fourths of the Division's 1996 egg needs came from owned flocks. Feed costs were unusually high in 1996 as a result of poor domestic crops and strong export demand.
    The Refrigerated Distribution Division had higher unit sales in 1998, as compared to 1997 levels, particularly for core distributed products. Volume growth and effective expense controls were not enough to offset margin pressures caused by an unprecedented increase in costs of products tied to the national butterfat market, particularly cheese and butter. Normal delays in adjusting product pricing for raw material cost changes reduced margins and earnings for the Division. The Division's higher sales and higher earnings in 1997, as compared to the results of 1996, were due primarily to increased unit sales and related productivity gains.
    The Dairy Products Division had significantly higher unit sales in 1998, compared to 1997 levels, due mainly to an increase in core UHT ("ultra-high temperature" pasteurized) dairy mixes and strong growth in shelf-stable coffee creamers. Margins were lower in 1998 than 1997 as a result of unusually high dairy ingredient costs related to an elevated national butterfat market. Strong volume gains, while generally beneficial to Division earnings, also resulted in some margin pressure due to the Division's plants running near capacity. This resulted in higher than expected processing costs, including additional labor costs for overtime. Costs charged against 1998 results for an early 1999 product recall also affected earnings. The Division's higher sales and higher earnings in 1997, as compared to the results of 1996, were mainly due to a significant increase in unit sales of UHT dairy mixes and coffee creamers.
    The Potato Products Division had higher refrigerated products unit sales in 1998, compared to 1997 levels, and plant operations improved significantly (see below). Foodservice units sales were particularly strong, with mashed potatoes showing meaningful sales gains, and new products also contributing to the sales increase. The Division's lower dollar sales in 1998 and 1997 related primarily to the discontinuation of the unprofitable frozen french fry business in 1997. The remaining refrigerated potato products business recorded higher retail sales volumes in 1997 than in 1996, while the larger foodservice segment saw lower unit sales volumes. Starting in late 1996, and continuing into 1997, certain refrigerated potato products production lines were upgraded. Also during 1997, the main potato products plant was reconfigured after removing the french fry production equipment. These efforts have resulted in more efficient production of refrigerated potato products. Production yield improvements and reduced production costs allowed for a significantly reduced loss in 1997 and a return to profitability in 1998. The Division's loss in 1996 was due primarily to losses in the frozen french fry business and to the recording of an asset impairment and a product line inventory markdown related to exiting the frozen french fry business.

    The gross profit margin of the Company was 17.0 percent in 1998, as compared to 14.9 percent in 1997 and 9.6 percent in 1996. The increase in gross profit margin in 1998 reflected a higher portion of value-added product sales relative to the Company's total net sales, reduced feed and egg costs, synergistic savings in the Egg Products Division as a result of the Papetti's acquisition, and a decrease in potato products processing costs. The 1997 increase reflected a decrease in feed and potato products processing costs, synergistic savings in the Egg Products Division, and the discontinuation of the unprofitable french fry business. The 1996 gross profit included the frozen french fry product line inventory markdown, which reduced the gross profit margin. It is management's strategy to increase value-added product sales as a percent of total sales over time, while decreasing commodity-sensitive products' contribution to consolidated sales. These efforts historically have been beneficial to gross profit margins.
    Selling, general and administrative expenses were 9.2 percent of net sales in 1998, as compared to 8.0 percent in 1997 and 7.3 percent in 1996. The increase in 1998 reflected, among other factors, increased staffing for certain functions such as information systems and sales support, increased marketing and advertising, expenses related to company-wide information systems upgrades, and increased incentive compensation accruals. The increase in 1997 reflected, among other factors, increased spending on foodservice marketing activities, including increased promotional activities for certain products, staffing additions related to the Papetti's acquisition and increased incentive compensation. The french fry production assets were sold in 1997, resulting in a gain of approximately $1,300,000. Also in 1997, severance expenses for certain potato products employees and sales personnel affected by a restructuring, connected to the discontinuation of the frozen french fry business, were approximately $2,400,000.
    Net interest expense declined slightly in 1998, as compared to 1997. Strong cash flows resulted in reduced bank line of credit borrowings on average in 1998. Net interest expense in 1997 was nearly 50 percent higher than 1996 levels. Bank line of credit borrowings declined during 1997 and were eliminated by year end, but incremental interest expense was recorded on $125 million of senior notes issued in early 1997.
    Certain of the Company's products are sensitive to changes in commodity prices. Currently, the Company's Egg Products Division derives approximately six percent of net sales from shell eggs, which are sensitive to commodity egg price changes. The remainder of Egg Products Division sales are derived from the sale of egg products that are value-added to varying degrees. Gross profit from shell eggs is primarily dependent upon the relationship between shell egg prices and feed costs, both of which can fluctuate significantly and at variance to each other. While certain egg products exhibit commodity price sensitivity, gross margins from egg products are generally less sensitive to commodity price fluctuations than shell eggs. The Company's Refrigerated Distribution Division derives approximately 80 percent of net sales from refrigerated products, with the balance coming from shell egg sales. A majority of these eggs are supplied by the Egg Products Division and are, in-turn, sold on a distribution or non-commodity basis by the Refrigerated Distribution Division. The Potato Products Division typically purchases approximately 80 to 90 percent of its estimated annual potato needs under annual grower contracts. The remainder is purchased at market prices to satisfy short-term production requirements or to take advantage of spot prices when they are lower than contract prices. Variances in potato prices or selling prices of end products can effect the earnings of the Potato Products Division. The Dairy Products Division sells its products primarily on a cost-plus basis. Therefore, the earnings of this division are typically not greatly affected by raw ingredient price fluctuations, although 1998 saw unprecedented increases in dairy ingredient costs. Other than fluctuations in raw material costs, largely related to supply and demand variances, in recent years, inflation has not been a significant factor in the Company's operations. The Company generally has been able to offset the impact of inflation through a combination of productivity gains and price increases.
    Competitors have infringed the Company's exclusive license for a patented technology to safely extend the shelf-life of liquid eggs and the Company is pursuing its legal rights. The Company has prevailed in U.S. District Court cases in Florida and New Jersey. The judgment in the New Jersey case was appealed in 1994 and the Court of Appeals for the Federal Circuit upheld the summary judgment of the U.S. District Court, which found the patents valid and enforceable. Since then, present and potential extended shelf-life liquid egg competitors have filed protests with the U. S. Patent and Trademark Office ("PTO") challenging the validity of one or more of the claims under the patents. As a result, litigation in two patent infringement lawsuits where the Company is a plaintiff were stayed and another lawsuit was dismissed without prejudice. One of the stayed suits was settled as a result of the Company's acquisition of Papetti's in 1997. During 1995 and 1996, the PTO issued actions in which an examiner rejected claims under the patents licensed by the Company. The Company and patent holder are appealing the rejections to the PTO's Board of Patent Appeals and Interferences and will, if necessary, appeal further to the Court of Appeals for the Federal Circuit. The patents remain valid and in full force and effect during this appeal process. While management is resolved to protect the Company's proprietary rights and expects those rights to continue to be upheld, the number of present and potential competitors in this egg product category continues to increase. As a result of such competition, pricing pressure in the category may increase beyond that which has already been experienced. Sales of extended shelf-life liquid eggs represent the largest contributor to operating profits within the Egg Products Division.

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

CAPITAL SPENDING
    The Company plans to invest approximately $70 million in capital projects in 1999 and expects to fund such spending from operating cash flow and bank borrowings. The Company invested $65 million in capital expenditures in 1998, $37 million in 1997 and $29 million in 1996. Capital expenditures in 1998 were mainly related to expanding capacity for the Company's value-added products, especially egg products and dairy products. Significant capital was also devoted to implementing an enterprise-wide financial and operations software system. In 1997, the Company acquired Papetti's for approximately $83.2 million and the assumption of $22.8 million of debt. Also during 1997, a merger with North Star Universal, Inc. ("NSU") was completed, with the Company being the surviving post-merger entity. As a result of the NSU merger, the Company effectively repurchased approximately 1.8 million shares of its common stock through the assumption of $21.25 million of NSU debt. There were no acquisitions in 1998 or 1996.

DEBT STRUCTURE
    During 1997, the Company issued $125 million of unsecured notes. The proceeds were used in the Papetti's acquisition, the NSU merger and for general working capital purposes. The Company has an unsecured line of credit for $80 million with its principal banks. As of December 31, 1998, there were borrowings of $28,800,000 outstanding under this line of credit.

MARKET RISK
    COMMODITY HEDGING
    The Company is exposed to cash flow and earnings market risk from changes in grain prices, primarily corn and soybean meal, relative to the cost to feed its 14 million hens. To minimize this risk, the Company utilizes derivative commodity instruments, principally futures contracts. The following table is a sensitivity analysis that estimates the Company's exposure to market risk associated with these futures contracts. The notional value of the Company's monthly commodity position represents the notional value of the corn and soybean meal futures contracts for 1998. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in commodity prices (amounts in thousands).

                                               NOTIONAL VALUE     MARKET RISK
--------------------------------------------------------------------------------
Corn futures contracts
    Highest position ..........                     $15,596         $1,560
    Lowest position ...........                       6,205            621
    Average position ..........                      12,479          1,248

Soybean meal futures contracts
    Highest position ..........                     $11,165         $1,117
    Lowest position ...........                       4,817            482
    Average position ..........                       8,841            884

    INTEREST RATES
    At December 31, 1998, the fair value of the Company's fixed rate debt was $144,540,000, and the fair value of the Company's variable rate line of credit was $28,800,000. The fair value of the Company's debt was determined using discounted future cash flows based upon the Company's current incremental borrowing rates for similar types of borrowings. Market risk on the Company's fixed rate debt, which represents the impact on the fair value from a hypothetical 100 basis point adjustment in interest rates, is $7,727,000.

DIVIDENDS
    The Company maintains a cash dividend that is paid quarterly. Historically, the dividend pay-out rate has approximated 15%-20% of the prior year's net earnings. The Company strives to increase dividends in-line with the long-term growth of earnings per share, while sustaining dividends in down years. The current annualized dividend rate of $0.24 per share represents approximately 13% of 1998 diluted earnings per share.

SHARE REPURCHASE PROGRAM
    During 1998, the Company repurchased and retired 982,700 shares of common stock on the open market for $24.1 million, or an average cost of $24.49 per share. These purchases were made under an authorization of the Board of Directors to repurchase up to two million shares of Company common stock. It is likely additional purchases will occur in 1999 given the Company's cash flow trends and debt capacity.

YEAR 2000
    The Company's Year 2000 initiative is separated into several projects: legacy systems, personal computer components, wide area network components, local area network components, and non-computer components. The approach for each of these projects includes an inventory of possible Year 2000 components, an assessment of Year 2000 compliance of each component, and identification and execution of corrective actions for items that fail the assessment phase.
    In 1995, Michael Foods undertook implementation of the SAP Enterprise Resource Planning system as a means to present a single interface with customers and to have better information available for management to make more effective decisions. The SAP system encompasses all significant processes and has been certified Year 2000 compliant by an outside party. This project addresses a majority of the Company's legacy systems and is scheduled for completion before the end of 1999. In addition, if needed, the Company has the ability to modify and test any remaining legacy systems for Year 2000 compliance prior to the end of 1999. Beyond the SAPproject, several non-critical legacy systems are being addressed throughout 1999. The costs to modify and test any remaining legacy systems, if necessary, would not be material to the consolidated financial position, liquidity or results of operations of the Company.
    The Company completed corrective actions for all personal computer hardware in late 1998. An evaluation and any needed remediation of personal computer software is expected to be completed by July 1999. The remaining information technology systems for wide area networking and local area networking are currently being assessed for Year 2000 compliance, with corrective action to be completed by June 1999. The Company's overall business risk from these systems is not significant.
    The Company's non-computer components are now being assessed for Year 2000 compliance. The assessment of these systems will be completed by spring 1999. Any corrective actions are expected to be completed by September 1999.
    The Year 2000 projects also include an evaluation of critical vendors, suppliers and customers relative to their Year 2000 readiness. Electronic data communications with customers will be tested. Information is being solicited from these important business partners and will be evaluated as it is received.
    Based upon the assessment completed at this time, the Company does not anticipate any significant Year 2000 issues. All Year 2000 projects are proceeding according to management's expectations. However, if there are significant delays in their completion, or if major suppliers or customers experience Year 2000 issues with their systems, Year 2000 issues could adversely affect the operations of the Company. After assessing the information received from customers and suppliers and evaluating the status of the Year 2000 projects, the Company will develop an appropriate contingency plan, as required. It is anticipated that this plan will be developed by September 1999.
    Achieving Year 2000 compliance for the Company will largely be a by-product of the SAP system installation. The costs of achieving Year 2000 compliance for software not affected by the SAP system, computer components, and non-computer components is estimated to be less than $3,000,000, of which approximately $2,000,000 has already been incurred and expensed through December 31, 1998.

CONSOLIDATED BALANCE SHEETS                                MICHAEL FOODS, INC.

DECEMBER 31,                                                     1998                1997
---------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and equivalents................................     $   2,047,000       $   4,038,000
   Accounts receivable, less allowances................        97,639,000          83,495,000
   Inventories.........................................        74,250,000          68,929,000
   Prepaid expenses and other..........................         3,884,000           1,676,000
                                                            ---------------------------------
      Total current assets.............................       177,820,000         158,138,000
PROPERTY, PLANT AND EQUIPMENT - AT COST
   Land................................................         4,336,000           4,336,000
   Buildings and improvements..........................       105,567,000          99,023,000
   Machinery and equipment.............................       328,067,000         274,980,000
                                                            ---------------------------------
                                                              437,970,000         378,339,000
   Less accumulated depreciation and amortization......       187,759,000         160,800,000
                                                            ---------------------------------
                                                              250,211,000         217,539,000
OTHER ASSETS
   Goodwill, net.......................................       120,172,000         123,711,000
   Other...............................................         3,313,000           4,267,000
                                                            ---------------------------------
                                                              123,485,000         127,978,000
                                                            ---------------------------------
                                                             $551,516,000        $503,655,000
                                                           ==================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Current maturities of long-term debt................     $  10,663,000       $   8,509,000
   Accounts payable....................................        44,376,000          46,910,000
   Accrued liabilities
      Compensation.....................................        11,034,000          10,064,000
      Insurance........................................         7,369,000           4,782,000
      Customer programs................................        19,624,000          15,217,000
      Other............................................        23,457,000          17,868,000
                                                            ---------------------------------
          Total current liabilities                           116,523,000         103,350,000

LONG-TERM DEBT, less current maturities................       155,444,000         137,519,000
DEFERRED INCOME TAXES..................................        35,400,000          33,540,000
COMMITMENTS AND CONTINGENCIES..........................                 -                   -
SHAREHOLDERS' EQUITY
   Common stock........................................           211,000             218,000
   Additional paid-in capital..........................       119,871,000         140,188,000
   Retained earnings...................................       124,067,000          88,840,000
                                                            ---------------------------------
                                                              244,149,000         229,246,000
                                                            ---------------------------------
                                                             $551,516,000        $503,655,000
                                                            =================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS                        MICHAEL FOODS, INC.

YEARS ENDED DECEMBER 31,                                  1998            1997             1996
------------------------------------------------------------------------------------------------
Net sales ..................................    $1,020,484,000    $956,223,000    $ 616,395,000
Cost of sales ..............................       847,383,000     813,771,000      545,055,000
Product line inventory markdown ............                 -               -       12,225,000
                                                ------------------------------------------------
      Gross profit .........................       173,101,000     142,452,000       59,115,000
Selling, general and administrative expenses        93,548,000      76,173,000       44,822,000
Product line asset impairment ..............                 -               -       10,472,000
                                                ------------------------------------------------
      Operating profit .....................        79,553,000      66,279,000        3,821,000
Interest expense, net ......................        10,136,000      10,830,000        7,264,000
                                                ------------------------------------------------
      Earnings (loss) before income taxes ..        69,417,000      55,449,000       (3,443,000)
Income tax expense (benefit) ...............        29,160,000      23,010,000         (370,000)
                                                ------------------------------------------------
      NET EARNINGS (LOSS) ..................    $   40,257,000    $ 32,439,000    $  (3,073,000)
                                                =================================================
NET EARNINGS (LOSS) PER SHARE
      Basic ................................    $         1.86    $       1.53    $        (.16)
      Diluted ..............................              1.83            1.51             (.16)
                                                =================================================
Weighted average shares outstanding
      Basic ................................        21,642,000      21,181,000       19,386,000
      Diluted ..............................        21,980,000      21,446,000       19,386,000
                                                =================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY              MICHAEL FOODS, INC.

                                                         COMMON STOCK                ADDITIONAL                           TOTAL
                                                  ----------------------------        PAID-IN          RETAINED       SHAREHOLDERS'
                                                  SHARES ISSUED        AMOUNT         CAPITAL          EARNINGS          EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996..................        19,332,001        $193,000     $112,374,000     $  67,528,000     $180,095,000
   Repurchase of common stock...............           (13,543)              -         (500,000)                -         (500,000)
   Incentive plan stock compensation........            47,273           1,000          525,000                 -          526,000
   Stock options exercised..................            94,000           1,000          869,000                 -          870,000
   Net loss ................................                 -               -                -        (3,073,000)      (3,073,000)
   Dividends ($.20 per share)...............                 -               -                -        (3,876,000)      (3,876,000)
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 1996................        19,459,731         195,000      113,268,000        60,579,000      174,042,000
   Acquisition of Papetti's.................         3,195,455          32,000       38,827,000                 -       38,859,000
   Merger with North Star Universal.........        (1,783,036)        (18,000)     (23,711,000)                -      (23,729,000)
   Stock options exercised..................           943,948           9,000        9,721,000                 -        9,730,000
   Tax benefit from stock options exercised.                 -               -        2,083,000                 -        2,083,000
   Net earnings.............................                 -               -                -        32,439,000       32,439,000
   Dividends ($.20 per share)...............                 -               -                -        (4,178,000)      (4,178,000)
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 1997................        21,816,098         218,000      140,188,000        88,840,000      229,246,000
   Repurchase of common stock...............          (982,700)        (10,000)     (24,058,000)                -      (24,068,000)
   Incentive plan stock compensation........            24,532           1,000          613,000                 -          614,000
   Stock options exercised, net of shares
      surrendered for exercise price and
      income taxes..........................           237,137           2,000        2,099,000                 -        2,101,000
   Tax benefit from stock options exercised.                 -               -        1,029,000                 -        1,029,000
   Net earnings.............................                 -               -                -        40,257,000       40,257,000
   Dividends ($.23 per share)...............                 -               -                -        (5,030,000)      (5,030,000)
                                                  ---------------------------------------------------------------------------------
Balance at December 31, 1998................        21,095,067        $211,000     $119,871,000      $124,067,000     $244,149,000
                                                  =================================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                       MICHAEL FOODS, INC.


YEARS ENDED DECEMBER 31,                                                               1998               1997                1996
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings (loss)....................................................      $40,257,000      $  32,439,000      $   (3,073,000)
   Adjustments to reconcile net earnings (loss) to
      net cash provided by operating activities:
      Depreciation and amortization.......................................       32,105,000         30,152,000          24,732,000
      Amortization of other assets........................................        3,699,000          3,171,000           1,944,000
      Deferred income taxes...............................................        1,860,000          8,230,000          (2,894,000)
      Product line impairment and inventory markdowns.....................                -                  -          22,697,000
      Changes in operating assets and liabilities,
         net of effect of product line impairment
         and inventory markdowns and business
         acquisitions:
         Accounts receivable..............................................      (14,144,000)         2,409,000         (10,811,000)
         Inventories......................................................       (5,321,000)         7,733,000         (12,356,000)
         Prepaid expenses and other.......................................       (2,208,000)            28,000          (1,354,000)
         Accounts payable.................................................       (2,534,000)        (6,317,000)          4,784,000
         Accrued liabilities..............................................       15,196,000          9,156,000          (1,859,000)
                                                                                --------------------------------------------------
Net cash provided by operating activities.................................       68,910,000         87,001,000          21,810,000
Cash flows from investing activities:
   Capital expenditures...................................................      (64,777,000)       (36,901,000)        (29,334,000)
   Business acquisition, net of cash acquired.............................                -        (42,720,000)                  -
   Other..................................................................          794,000           (531,000)            214,000
                                                                                --------------------------------------------------
Net cash used in investing activities.....................................      (63,983,000)       (80,152,000)        (29,120,000)
Cash flows from financing activities:
   Payments on long-term debt.............................................      (58,221,000)      (238,541,000)       (146,934,000)
   Proceeds from long-term debt...........................................       78,300,000        227,593,000         158,414,000
   Repurchase of common stock ............................................      (24,068,000)                 -            (500,000)
   Proceeds from issuance of common stock.................................        2,101,000          9,730,000             870,000
   Dividends..............................................................       (5,030,000)        (4,178,000)         (3,876,000)
                                                                                --------------------------------------------------
Net cash provided by (used in) financing activities.......................       (6,918,000)        (5,396,000)          7,974,000
                                                                                --------------------------------------------------
Net increase (decrease) in cash and equivalents...........................       (1,991,000)         1,453,000             664,000
Cash and equivalents at beginning of year.................................        4,038,000          2,585,000           1,921,000
                                                                                --------------------------------------------------
Cash and equivalents at end of year.......................................      $ 2,047,000     $    4,038,000      $    2,585,000
                                                                                ==================================================
Non-cash investing and financing transactions
   Acquisition of Papetti's:
   Cash paid, net of cash acquired........................................                       $  42,720,000
   Stock issued...........................................................                          38,859,000
   Fair value of assets acquired..........................................                         (82,405,000)
   Liabilities assumed....................................................                          73,874,000
                                                                                                 -------------
   Purchase price in excess of fair value of
      assets acquired.....................................................                       $  73,048,000
                                                                                                 =============
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest............................................................      $11,414,000      $   9,449,000      $    7,810,000
      Income taxes........................................................       20,415,000         11,750,000           2,953,000

Tax benefits derived from the exercise of stock options reduced income tax obligations and increased additional paid-in capital by $1,029,000 in 1998 and $2,083,000 in 1997.

In connection with the merger with North Star Universal, Inc., Michael Foods, Inc. assumed $21,250,000 of net indebtedness in exchange for 1,783,036 shares of its common stock (see Note H).

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

NOTE A
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

   Preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, related revenues and expenses and disclosure about contingent assets and liabilities at the date of the financial statements. Actual results could differ from the estimates used by management.

PRINCIPLES OF CONSOLIDATION AND FISCAL YEAR
   The consolidated financial statements include the accounts of Michael Foods, Inc. ("Company") and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest to December 31, but for clarity of presentation, describes all periods as if the year end is December 31. The year ended December 31, 1997 consisted of fifty-three weeks and the years ended December 31, 1998 and 1996 consisted of fifty-two weeks.

CASH AND EQUIVALENTS
   The Company considers all highly liquid temporary investments with original maturities of three months or less to be cash equivalents.

INVENTORIES
   Inventories, other than flocks, are stated at the lower of cost (determined on a first-in, first-out basis) or market. Flock inventory represents the cost of purchasing and raising flocks to laying maturity, at which time their cost is amortized to operations over their expected useful lives of generally one to two years.

   Inventories consist of the following:

DECEMBER 31,                                 1998           1997
----------------------------------------------------------------
Raw materials and supplies ........   $15,389,000    $16,047,000
Work in process and
   finished goods .................    36,977,000     30,374,000
Flocks ............................    21,884,000     22,508,000
                                      --------------------------
                                      $74,250,000    $68,929,000
                                      ==========================

   The Company purchases exchange traded futures contracts to manage its exposure to changes in grain prices, primarily corn and soybean meal which are the main components of chicken feed. Such contracts are hedges of the Company's firm purchase commitments and anticipated production requirements as they reduce the Company's exposure to changes in grain prices. These contracts generally extend for less than one year. Gains and losses on futures contracts are deferred and recognized as an adjustment to the cost of the related inventory item, with the ultimate recognition in cost of sales when the finished egg products are sold. The cost or benefit of contracts closed prior to the execution of the underlying purchase is deferred until the anticipated grain purchase occurs.

PROPERTY, PLANT AND EQUIPMENT
   Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line basis. Estimated service lives range from 10-40 years for buildings and improvements and 3-10 years for machinery and equipment. Accelerated and straight-line methods are used for income tax purposes.
   The Company capitalized $1,048,000, $720,000 and $743,000 of interest costs during 1998, 1997 and 1996 relating to the construction and installation of property, plant and equipment.

GOODWILL
   The Company's acquisitions have been accounted for as purchases and the excess of the total acquisition costs over the fair value of the net assets acquired were recorded as goodwill. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization was $16,662,000 and $13,123,000 at December 31, 1998 and 1997. The Company evaluates its goodwill annually to determine potential impairment by comparing the carrying value of the goodwill to the undiscounted future cash flows of the related assets (see Note C).

REVENUE RECOGNITION
   Sales are recognized when goods are shipped to customers and are recorded net of estimated customer programs.

STOCK-BASED COMPENSATION
   The Company utilizes the intrinsic value method of accounting for its stock-based employee compensation plans. Pro forma information related to the fair value method of accounting is provided in Note H.

NET EARNINGS (LOSS) PER SHARE
   Basic net earnings (loss) per share is computed by dividing net earnings
(loss) by the weighted average number of outstanding common shares. Diluted net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. Options to purchase 12,060, 141,311 and 1,948,721 shares of common stock with weighted average exercise prices of $29.39, $13.94 and $10.91 were outstanding during 1998, 1997 and 1996, but were excluded from the computation of common share equivalents because they were anti-dilutive.

NEW ACCOUNTING PRONOUNCEMENTS
   Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, is effective for fiscal years beginning after June 15, 1999. SFAS 133 requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS 133 also specifies new methods of accounting for derivatives used in risk management strategies (hedging activities), prescribes the items and transactions that may be hedged, and specifies detailed criteria required to qualify for hedge accounting. Management believes the adoption of SFAS 133 will not have a material effect on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

   The American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP 98-1 is effective for the Company beginning in 1999 and should not have a material effect on the financial position, results of operations, or cash flows of the Company when adopted.

RECLASSIFICATIONS
   Certain 1997 and 1996 amounts have been reclassified to conform to the 1998 presentation.


NOTE B
ACQUISITION OF PAPETTI'S

   On February 26, 1997, the Company completed its acquisition of Papetti's Hygrade Egg Products, Inc. and affiliated companies (collectively "Papetti's"). The acquisition was accounted for as a purchase and the results of Papetti's operations are included in the consolidated financial statements from the date of acquisition. Total consideration included the issuance of 3,195,455 of newly issued common shares valued at $38,859,000, $44,315,000 in cash and closing costs, and the assumption of $22,825,000 of notes payable and long-term debt. The total consideration exceeded the fair value of the net assets acquired by $73,048,000, which has been recorded as goodwill and is being amortized on a straight-line basis over forty years.
   In connection with the acquisition, the Company received $6,000,000 as a settlement for existing patent litigation between Papetti's and the Company and the patent licensor (see Note G). The Company also entered into leases with the previous owners of Papetti's for the majority of Papetti's operating facilities. The future minimum rental commitments under these leases are approximately $2,100,000 per year through February 2007.
   The following unaudited consolidated pro forma information combines the audited information of the Company with the unaudited information for Papetti's for the period from January 1, 1997 through February 26, 1997 and for 1996. The pro forma data assumes the Papetti's acquisition, the merger with North Star Universal, Inc. (see Note H) and the 1997 long-term debt borrowings had occurred on January 1, 1997 and 1996, respectively (in thousands of dollars except per share amounts).

YEARS ENDED DECEMBER 31,                     1997           1996
--------------------------------------------------------------------------------
Net sales .......................      $1,004,818       $982,532
Net earnings (loss) .............          32,992         (1,146)

Net earnings (loss) per share
   Basic ........................      $     1.54       $   (.06)
   Diluted ......................            1.52           (.06)

   The unaudited consolidated pro forma information is not necessarily indicative of the combined results that would have occurred had the acquisition, merger and borrowings occurred on those dates, nor is it indicative of the results that may occur in the future.


NOTE C
PRODUCT LINE AND ASSET IMPAIRMENT

FROZEN FRENCH FRY PRODUCT LINE
   The Company's frozen french fry product line experienced significant profit margin and volume declines during the second half of 1996. Continued projected losses for this product line resulted in management's decision that this product line's long-lived assets had incurred an impairment of its carrying cost. In December 1996, a loss of $9,172,000 was recorded to eliminate goodwill directly attributable to this product line and to reduce the carrying value of the remaining long-lived assets to their estimated fair market value, based upon the projected future cash flows of these assets. In addition, the Company recorded a fourth quarter 1996 markdown of $12,225,000 to reduce its frozen french fry inventory to the lower of cost or market. This adjustment also reduced the product line's raw potato costs, that were estimated to be in excess of the Company's production plans, to estimated net realizable value. During 1997, the Company disposed of this product line.
   The approximate revenues and expenses directly associated with this frozen french fry product line, prior to the impairment loss and inventory markdown, for each of the years 1997 and 1996 were as follows: net sales were $10,281,000 and $26,908,000; cost of sales were $10,112,000 and $28,572,000; and selling, general and administrative expenses were $1,814,000 and $2,987,000. Operating losses directly attributable to this product line were $1,645,000 in 1997 and $4,651,000 in 1996.

CONSTRUCTION PROJECT IMPAIRMENT
   During 1996, the Company recorded a loss of $1,300,000 related to management's decision to abandon completion of a building that was determined to not be consistent with the current needs of the business. This loss is included in the caption "Product line asset impairment" in the statement of operations.


Note D
LONG-TERM DEBT

   Long-term debt consists of the following:

DECEMBER 31,                            1998                1997
----------------------------------------------------------------
Revolving line
   of credit (a) ..........     $ 28,800,000        $          -
7.58% senior promissory
   notes (b) ..............      125,000,000         125,000,000
9.5% senior promissory
   note (c) ...............       10,000,000          18,000,000
Other .....................        2,307,000           3,028,000
----------------------------------------------------------------
                                 166,107,000         146,028,000
Less current maturities ...       10,663,000           8,509,000
----------------------------------------------------------------

                                $155,444,000        $137,519,000
================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

Aggregate maturities of long-term debt are as follows:

YEARS ENDING DECEMBER 31,
----------------------------------------------------------------
1999 ........................................       $ 10,663,000
2000 ........................................            707,000
2001 ........................................            465,000
2002 ........................................         29,107,000
2003 ........................................            114,000
Thereafter ..................................        125,051,000
                                                    ------------
                                                    $166,107,000
                                                    ============

   (a) At December 31, 1998, the Company had an unsecured revolving line of credit with its principal banks for $80,000,000. This line is due February 2002 and bears interest at the principal bank's reference rate, or at eurodollar rates at the Company's option (effective rate of 6.9% at December 31, 1998).

   (b) These notes are due in five equal annual principal installments beginning in February 2005, are unsecured, and require semi-annual interest payments.

   (c) This note is due in varying semi-annual installments through December 1999, is unsecured, and requires semi-annual interest payments.

   The majority of the long-term debt agreements contain restrictive covenants, including minimum net worth, interest coverage and limitations on additional indebtedness and liens.
   The fair value of long-term debt is approximately $173,340,000, determined using discounted future cash flows based upon the Company's current incremental borrowing rates for similar types of borrowings.


NOTE E
INCOME TAXES

   Income tax expense (benefit) consists of the following:

YEARS ENDED
DECEMBER 31,                 1998            1997           1996
-----------------------------------------------------------------
Current
   Federal ......     $22,757,000     $11,342,000     $2,013,000
   State ........       4,543,000       3,438,000        511,000
                      -------------------------------------------
                       27,300,000      14,780,000      2,524,000
Deferred
   Federal ......       1,691,000       7,410,000     (2,621,000)
   State ........         169,000         820,000       (273,000)
                      -------------------------------------------
                        1,860,000       8,230,000     (2,894,000)
                      -------------------------------------------
                      $29,160,000     $23,010,000    $  (370,000)
                      ===========================================



Tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes are as follows:

DECEMBER 31,                                 1998           1997
-----------------------------------------------------------------
Depreciation .................        $31,442,000    $29,930,000
Flock inventories ............          5,747,000      5,959,000
Goodwill .....................          1,998,000      1,653,000
Other ........................         (3,787,000)    (4,002,000)
                                      ---------------------------
                                      $35,400,000    $33,540,000
                                      ===========================

   The following is a reconciliation of the Federal statutory income tax rate to the consolidated effective tax rate:

YEARS ENDED DECEMBER 31,                1998     1997     1996
----------------------------------------------------------------
Federal statutory rate ..........       35.0%    35.0%   (35.0)%
State taxes .....................        4.2      5.0     (3.4)
Goodwill ........................        1.4      1.4     40.0
Other ...........................        1.4      0.1    (12.3)
                                        ------------------------
                                        42.0%    41.5%   (10.7)%
                                        ========================


NOTE F
EMPLOYEE RETIREMENT PLAN

   Full-time employees who meet certain service requirements are eligible to participate in a defined contribution retirement plan. The Company matches up to 4% of each participant's eligible compensation. Company contributions totaled $1,786,000, $1,520,000 and $1,488,000 in 1998, 1997 and 1996.


NOTE G
COMMITMENTS AND CONTINGENCIES

PATENT LITIGATION
   The Company has an exclusive license agreement for a patented process for the production and sale of extended shelf-life liquid egg products. Under the license agreement, the Company has the right to defend and prosecute infringement of the patents. The Company may apply costs of defending the patents to future royalty payments. In connection with the acquisition of Papetti's, a defendant in one of the patent infringement cases, a settlement of $6,000,000 was received. Under the terms of the license agreement, the Company applied this settlement as a reduction of its prepaid royalty payments.
   The U.S. Federal Court of Appeals has upheld the validity of the patents subject to the license agreement. Subsequently, a patent examiner at the U.S. Patent and Trademark Office rejected the patents. The Company is appealing the decision of the examiner and believes the validity of the patents will ultimately be upheld. During the appeal process, the patents remain valid and in full force and effect. These patents are scheduled to expire in 2006.

OTHER LITIGATION
   The Company is engaged in routine litigation incidental to its business. Management believes the ultimate outcome of this litigation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

will not have a material effect on the Company's consolidated financial position, liquidity or results of operations.


NOTE H
SHAREHOLDERS' EQUITY

MERGER WITH NORTH STAR UNIVERSAL
   At December 31, 1996, North Star Universal, Inc. ("NSU") held approximately 38% of the Company's common stock. On February 28, 1997, the Company merged into NSU and immediately distributed NSU's subsidiary, ENStar Inc., in a tax-free distribution to the former shareholders of NSU. At the time of the merger, NSU changed its name to Michael Foods, Inc. and the management and operations of the continuing entity are those of the Company. The merger was accounted for as a reverse acquisition utilizing the purchase method of accounting. As a result of the merger, the Company assumed approximately $21,250,000 of net subordinated indebtedness and received 1,783,036 shares of its common stock of approximately equal value, which were effectively retired in the form of a treasury stock redemption. The Company extinguished the subordinated indebtedness during 1997.

CAPITAL STOCK
   Authorized capital stock of 50,000,000 shares consists of 40,000,000 shares of $.01 par value common stock and 10,000,000 shares of undesignated stock. The Board of Directors has the authority to determine voting, conversion and other rights of the undesignated stock. There were no shares of undesignated stock issued or outstanding at December 31, 1998 or 1997.

REPURCHASES OF COMMON STOCK
   During 1998, the Board of Directors authorized the repurchase of up to 2,000,000 shares of its common stock. During 1998, the Company repurchased and retired 982,700 shares for $24,068,000.
   During 1996, the Company repurchased and retired 13,543 shares of its common stock for $500,000, related to put agreements issued in certain business acquisitions.

INCENTIVE PLAN
   The Company has an incentive compensation plan for certain key employees. The Company utilizes unissued common stock for a portion of the incentive compensation in this plan. The Company accrues for all incentive compensation as earned.

STOCK OPTION PLANS
   The Company maintains non-qualified stock option plans. The officer and key employee plans had 261,000 shares of common stock available for issue at December 31, 1998 and the non-employee director plan had 80,000 shares available for issue at December 31, 1998. The stock options granted under these plans generally have a ten year term, vest ratably over five years, and have an exercise price equal to the fair market value of the stock on the date of grant.
   Stock options totaling 631,098, 809,656 and 1,574,304 shares with weighted average exercise prices of $12.18, $11.65 and $10.91 were exercisable at December 31, 1998, 1997 and 1996.



   Option transactions under these plans for each of the three years ended December 31 are summarized as follows:

                                                        WEIGHTED
                                     NUMBER             AVERAGE
                                   OF SHARES         EXERCISE PRICE
-------------------------------------------------------------------
Outstanding at
   January 1, 1996 .........       1,931,016              $10.73
      Granted ..............         149,620               11.74
      Exercised ............         (94,000)               7.52
      Canceled .............         (33,860)              13.67
                                 ----------------------------------
Outstanding at
   December 31, 1996 .......       1,952,776               10.91
      Granted ..............         221,500               16.07
      Exercised ............        (943,948)              10.31
      Canceled .............          (5,500)               7.66
                                 ----------------------------------
Outstanding at
   December 31, 1997 .......       1,224,828               12.33
      Granted ..............         683,000               24.95
      Exercised ............        (269,960)              11.23
                                 ----------------------------------
Outstanding at
   December 31, 1998 .......       1,637,868              $17.79
                                 ==================================

         The following table summarizes information concerning currently outstanding and exercisable stock options at December 31, 1998:

                              OPTIONS OUTSTANDING
                              -------------------
                                             WEIGHTED           WEIGHTED
      RANGE OF       REMAINING NUMBER         AVERAGE            AVERAGE
  EXERCISE PRICES      OF SHARES          CONTRACTUAL LIFE    EXERCISE PRICE
--------------------------------------------------------------------------------
 $  7.63 -  $11.13     472,372              5.4 years           $ 9.97
   11.50 -   15.13     336,106              4.8 years            12.67
   17.83 -   24.38     161,390              6.4 years            21.43
   24.69 -   29.75     668,000              9.5 years            25.02
                     ---------
                     1,637,868                                   17.79
                     =========


                               OPTIONS EXERCISABLE
                               -------------------
                                                                 WEIGHTED
     RANGE OF                        NUMBER                       AVERAGE
 EXERCISE PRICES                   OF SHARES                  EXERCISE PRICE
--------------------------------------------------------------------------------
  $ 7.63 -  $11.13                   310,772                      $ 9.66
   11.50 -   15.13                   234,736                       12.90
   17.83 -   24.38                    85,590                       19.36
                                   ---------
                                     631,098                       12.18
                                   =========

   Pro forma net earnings (loss) and diluted net earnings (loss) per share would have been $39,273,000, $32,160,000 and $(3,261,000), or $1.81, $1.50 and $(.17)
per share had the fair value method been used for valuing options granted in 1998, 1997 and 1996. The impact on net earnings (loss) may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995.
   The weighted average fair value of options granted in 1998, 1997 and 1996 were $11.95, $8.51 and $4.20 per share, computed by applying the following weighted average assumptions to the Black Scholes options pricing model: dividend yield of 1% in 1998 and 2% in 1997 and 1996; risk-free rate of return of 5.9% in 1998 and 6.6% in 1997 and 1996; volatility of 40% in 1998, 48% in
1997 and 31% in 1996; and an average term of 7 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   MICHAEL FOODS, INC.

NOTE I
RISKS AND UNCERTAINTIES

   The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the Year 2000. The potential effect of the Year 2000 issue on the Company and its business partners will not be fully determinable until the year 2000 and thereafter. If Year 2000 modifications are not properly completed either by the Company or entities with whom the Company conducts business, the Company's revenues and financial condition could be adversely impacted.



NOTE J
SUBSEQUENT EVENTS

   Subsequent to December 31, 1998, the Company's subsidiary, Kohler Mix Specialties, Inc., initiated a voluntary product recall for certain cartoned dairy products due to potential contamination. Management believes this product recall will not have a material effect on the Company's consolidated financial statements.



NOTE K
BUSINESS SEGMENTS

   During 1998, the Company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. The Company operates in four reportable segments:
   Egg Products produces, processes and distributes numerous egg products and shell eggs primarily through its facilities in the upper Midwest and northeastern United States. Sales of egg products are made through an internal sales force and independent brokers to the foodservice and retail markets primarily throughout the United States.
   Refrigerated Distribution distributes a wide range of refrigerated grocery products, including various cheese products packaged at its Wisconsin cheese packaging facility. Sales of refrigerated grocery products are made through an internal sales force to retail and wholesale markets primarily throughout the Midwest and southwestern United States.
   Dairy Products processes and distributes soft serve mix, ice cream mix, frozen yogurt mix, milk and specialty dairy products, many of which are ultra-high temperature pasteurized, from its facilities in Minnesota and Texas. Sales of dairy products are made through an internal sales force to domestic quick service restaurants and other foodservice outlets, independent retailers and ice cream manufacturers throughout the United States.
   Potato Products processes and distributes refrigerated potato products from its manufacturing facilities in Minnesota and California. Sales of potato products are made through an internal sales force to foodservice and retail markets throughout the United States.
   The Company identifies its segments based on the Company's organizational structure, which is primarily by principal products. Operating profit represents earnings before interest expense, interest income, and income taxes. Intersegment sales are made at market prices. Corporate maintains a majority of the Company's cash under its cash management policy.
   Sales to one customer, primarily by the Refrigerated Distribution segment, accounted for 12% of 1996 consolidated net sales. Certain financial information on the Company's operating segments is as follows (in thousands):

                                                       EGG     REFRIGERATED        DAIRY       POTATO
                                                  PRODUCTS     DISTRIBUTION     PRODUCTS     PRODUCTS    CORPORATE        TOTAL
-------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 1998
   External net sales ..........................  $607,688         $221,586     $138,865      $52,345      $     -   $1,020,484
   Intersegment sales ..........................    21,224              127        1,846        2,048            -       25,245
   Operating profit (loss) .....................    69,295            7,288        6,748        3,890       (7,668)      79,553
   Total assets ................................   425,568           39,886       28,097       50,385        7,580      551,516
   Depreciation and amortization ...............    26,712            1,518        1,755        5,710          109       35,804
   Capital expenditures ........................    54,443            1,132        4,477        4,671           54       64,777
YEAR ENDED DECEMBER 31, 1997
   External net sales ..........................  $575,684         $214,892     $104,902      $60,745      $     -   $  956,223
   Intersegment sales ..........................    23,583              144        1,803        1,435            -       26,965
   Operating profit (loss) .....................    55,708            8,900        6,823         (505)      (4,647)      66,279
   Total assets ................................   377,740           35,272       25,824       53,307       11,512      503,655
   Depreciation and amortization ...............    24,407            1,973        1,723        5,098          122       33,323
   Capital expenditures ........................    28,260 (a)        1,043        2,505        9,225           29       41,062 (b)
YEAR ENDED DECEMBER 31, 1996
   External net sales ..........................  $231,336         $210,177     $ 90,860      $84,022      $     -   $  616,395
   Intersegment sales ..........................    31,997              301        1,873        1,395            -       35,566
   Operating profit (loss) .....................    19,364            6,117 (c)    5,871      (23,601) (d)  (3,930)       3,821
   Total assets ................................   242,216           33,192       20,423       59,028        9,800      364,659
   Depreciation and amortization ...............    16,512            2,040        1,718        6,087          319       26,676
   Capital expenditures ........................    19,971              912        1,877        6,446          128       29,334

(a) Excludes the Papetti's acquisition (see Note B)
(b) Consolidated financial statement amount is net of $4,161 of proceeds from the sale of property, plant and equipment
(c) Includes a $1,300 impairment loss (see Note C)
(d) Includes charges of $9,172 and $12,225 relating to the exit of the frozen french fry product line (see Note C)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS           MICHAEL FOODS, INC.



                                                                    [LOGO HERE]

BOARD OF DIRECTORS
MICHAEL FOODS, INC.

   We have audited the accompanying consolidated balance sheets of Michael Foods, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Michael Foods, Inc. and subsidiaries as of December 31, 1998 and 1997 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Grant Thornton LLP


Minneapolis, Minnesota
February 15, 1999

SUMMARY OF CONSOLIDATED FINANCIAL DATA                       MICHAEL FOODS, INC.
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)




YEARS ENDED DECEMBER 31,                                           1998           1997*          1996           1995            1994
------------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Net sales..............................................      $1,020,484       $956,223       $616,395        $536,627       $505,965
Cost of sales..........................................         847,383        813,771        545,055         454,652        430,917
Product line inventory markdown........................               -              -         12,225               -              -
                                                             -----------------------------------------------------------------------
Gross profit...........................................         173,101        142,452         59,115          81,975         75,048
Selling, general and administrative expenses...........          93,548         76,173         44,822          45,729         41,851
Product line asset impairment..........................               -              -         10,472               -              -
                                                             -----------------------------------------------------------------------
Operating profit.......................................          79,553         66,279          3,821          36,246         33,197
Interest expense, net..................................          10,136         10,830          7,264           7,635          8,498
                                                             -----------------------------------------------------------------------
Earnings (loss) before income taxes....................          69,417         55,449         (3,443)         28,611         24,699
Income tax expense (benefit)...........................          29,160         23,010           (370)         11,020          9,510
                                                             -----------------------------------------------------------------------
   Net earnings (loss).................................     $    40,257       $ 32,439      $  (3,073)       $ 17,591       $ 15,189
                                                             =======================================================================
Net earnings (loss) per share
   Basic...............................................     $      1.86       $   1.53      $    (.16)       $    .91       $    .79
   Diluted.............................................            1.83           1.51           (.16)            .90            .78
                                                             =======================================================================
Weighted average shares outstanding
   Basic...............................................          21,642         21,181         19,386          19,328         19,315
   Diluted.............................................          21,980         21,446         19,386          19,530         19,460
Dividends per common share.............................     $       .23       $    .20      $     .20        $    .20       $    .20
BALANCE SHEET DATA (At December 31,)
Working capital........................................     $    61,297       $ 54,788       $ 56,677        $ 42,095       $ 33,589
Total assets...........................................         551,516        503,655        364,659         359,227        336,645
Long-term debt, including current maturities...........         166,107        146,028        112,901         101,421        100,604
Shareholders' equity...................................         244,149        229,246        174,042         180,095        166,029
                                                             =======================================================================



QUARTERLY FINANCIAL DATA (UNAUDITED)
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                                      QUARTER
                                                                                ----------------------------------------------------
                                                                                FIRST          SECOND         THIRD          FOURTH
------------------------------------------------------------------------------------------------------------------------------------
1998
Net sales.................................................................    $245,589       $243,685        $253,790       $277,420
Gross profit..............................................................      40,156         44,454          43,433         45,058
Net earnings..............................................................       8,258         11,313          10,516         10,170
Net earnings per share
    Basic................................................................. $       .38    $       .52     $       .49    $       .48
    Diluted...............................................................         .37            .51             .48            .47
Weighted average shares outstanding
    Basic.................................................................      21,846         21,939          21,627         21,156
    Diluted...............................................................      22,208         22,337          21,922         21,454
1997*
Net sales.................................................................    $195,418       $237,861        $245,868       $277,076
Gross profit..............................................................      23,729         39,461          38,354         40,908
Net earnings..............................................................       3,962          8,352          10,828          9,297
Net earnings per share
    Basic................................................................. $       .20    $       .39     $       .50    $       .43
    Diluted...............................................................         .20            .39             .49            .42
Weighted average shares outstanding
    Basic.................................................................      20,091         21,258          21,583         21,793
    Diluted...............................................................      20,233         21,423          21,947         22,184



* Amounts include 53 weeks of operations and the results of Papetti's operations only from February 26, 1997, the date of acquisition.

                                           [PHOTO HERE]


[PHOTO HERE]


                  BOARD OF DIRECTORS
                  SEATED, LEFT TO RIGHT: GREGG A. OSTRANDER, MILES E. EFRON, ARVID C. KNUDTSON; STANDING, LEFT TO RIGHT: MARGARET D.MOORE, JEROME J. JENKO, ARTHUR J. PAPETTI, JOSEPH D. MARSHBURN, JEFFREY J. MICHAEL, RICHARD A. COONROD, MAUREEN B. BELLANTONI, DANIEL P. DILLON, STEPHEN T. PAPETTI




                  CORPORATE OFFICERS
                  SEATED: GREGG A. OSTRANDER; STANDING, LEFT TO RIGHT: JOHN D. REEDY, JEFFREY M. SHAPIRO, MARK D. WITMER


BOARD OF DIRECTORS

ARVID C. KNUDTSON
CHAIRMAN OF THE BOARD OF DIRECTORS
CONSULTANT

MAUREEN B. BELLANTONI
CONSULTANT

RICHARD A. COONROD
(CHAIR, COMPENSATION COMMITTEE)
PRESIDENT
COONROD AGRIPRODUCTION CORP.

DANIEL P. DILLON
PRESIDENT AND CHIEF EXECUTIVE OFFICER
WELCH FOODS, INC.

MILES E. EFRON
RETIRED CHIEF EXECUTIVE OFFICER
NORTH STAR UNIVERSAL, INC.

JEROME J. JENKO
CHIEF EXECUTIVE OFFICER
JENKO & ASSOCIATES

JOSEPH D. MARSHBURN
(CHAIR, CORPORATE GOVERNANCE
AND NOMINATING COMMITTEE)
SENIOR VICE PRESIDENT
CITRUS WORLD, INC.

JEFFREY J. MICHAEL
(CHAIR, AUDIT COMMITTEE)
PRESIDENT AND CHIEF EXECUTIVE OFFICER
ENSTAR INC.

MARGARET D. MOORE
SENIOR VICE PRESIDENT AND TREASURER
THE PEPSI BOTTLING GROUP

GREGG A. OSTRANDER
PRESIDENT AND CHIEF EXECUTIVE OFFICER
OF THE COMPANY

ARTHUR J. PAPETTI
EXECUTIVE VICE PRESIDENT
PAPETTI'S HYGRADE EGG PRODUCTS, INC.

STEPHEN T. PAPETTI
EXECUTIVE VICE PRESIDENT
PAPETTI'S HYGRADE EGG PRODUCTS, INC.

CORPORATE INFORMATION

ANNUAL MEETING:
Shareholders and members of the investment community are cordially invited to attend the Annual Meeting of Shareholders, which is scheduled to be held at 4:00 p.m., local time, on April 29, 1999, in the auditorium of the Lutheran Brotherhood Building, 625 Fourth Avenue South in Minneapolis, Minnesota.

INVESTOR INQUIRIES:
Requests for financial publications, including Form 10-K filed with the Securities and Exchange Commission, should be addressed to:

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

MARKET PRICE RANGES:
The following table sets forth the high and low daily sale prices for the common stock for each quarter of 1998 and 1997.

1998                         LOW         HIGH
-----------------------------------------------
First Quarter.........      22 1/2      29
Second Quarter........      25 1/2      31 1/8
Third Quarter.........      21 1/4      29 5/8
Fourth Quarter........      20 1/4      30

1997                         LOW         HIGH
-----------------------------------------------
First Quarter.........      10 1/4      13
Second Quarter........      10          19
Third Quarter.........      18 3/8      25 3/4
Fourth Quarter........      19 3/4      28 3/8


The following table sets forth the regular quarterly cash dividends per share paid in 1998 and 1997.

                            1998        1997
-----------------------------------------------
First Quarter......        $.05        $.05
Second Quarter.....         .06         .05
Third Quarter......         .06         .05
Fourth Quarter.....         .06         .05


At year end 1998 the Company had 387 common shareholders of record and an estimated 4,000 beneficial owners whose shares were held by nominees or broker dealers.


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

M.G. WALDBAUM COMPANY
500 Park National Bank Building
5353 Wayzata Boulevard
Minneapolis, Minnesota 55416

NORTHERN STAR CO.
3171 Fifth Street Southeast
Minneapolis, Minnesota 55414

PAPETTI'S HYGRADE
EGG PRODUCTS, INC.
1 Papetti Plaza
Elizabeth, New Jersey 07206

WISCO FARM COOPERATIVE
450 North CP Avenue
Lake Mills, Wisconsin 53551

                                 MICHAEL FOODS
                                [LOGO ART HERE]



                        324 PARK NATIONAL BANK BUILDING
                             5353 WAYZATA BOULEVARD
                          MINNEAPOLIS, MINNESOTA 55416
                              www.michaelfoods.com