Form 10-K, Exhibit 13
period 1999-12-31
MICHAEL FOODS INC /MN
filed 2000-03-30
CIK 768158

                                                               Exhibit 13.1



                            A Year of Record Earnings

                                      1999
                                                                         MICHAEL
                                                                       FOODS INC

                                                                          Annual
                                                                          Report

FINANCIAL SUMMARY                                            MICHAEL FOODS, INC.


IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
YEARS ENDED DECEMBER 31,                                                 1999            1998             1997
----------------------------------------------------------------------------------------------------------------
Net sales.......................................................     $1,053,272      $1,020,484         $956,223
Net earnings....................................................         44,056          40,257           32,439
                                                                     ===========================================
Net earnings per share diluted..................................     $     2.12      $     1.83         $   1.51
Dividends per share.............................................     $      .27      $      .23         $    .20
Weighted average shares outstanding-diluted.....................         20,750          21,980           21,446

AT DECEMBER 31,
----------------------------------------------------------------------------------------------------------------
Working capital.................................................     $   51,764      $   61,297         $ 54,788
Total assets....................................................        597,917         551,516          503,655
Long-term debt, including current maturities....................        178,534         166,107          146,028
Shareholders equity.............................................        264,599         244,149          229,246
                                                                     ==========      ==========         ========

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





TABLE OF CONTENTS

PRESIDENTS LETTER                                                1

CORPORATE OVERVIEW                                               3

EGG PRODUCTS DIVISION                                            4

REFRIGERATED DISTRIBUTION DIVISION                               6

POTATO PRODUCTS DIVISION                                         8

DAIRY PRODUCTS DIVISION                                         10

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS                                                      12

CONSOLIDATED FINANCIAL STATEMENTS                               16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      20


Certain items in this annual report are forward-looking statements, which are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to numerous risks and uncertainties, including changes in domestic and international economic conditions. Additional risks and uncertainties include variances in the demand for the Company's products due to consumer and industry developments, as well as variances in the costs to produce such products, including normal volatility in egg and feed costs. The Company's actual financial results could differ materially from the results estimated by, forecasted by, or implied by the Company in such forward-looking statements.

To Our Shareholders

Your company had another record-setting year in 1999. New records were achieved for net sales, net earnings, earnings per share and dividends. We also improved our return on shareholders' equity.

1999 FINANCIAL RESULTS

- Record net sales for the year exceeded $1.05 billion, an increase of 3%. This was a notable accomplishment during a period of severe deflation in both egg prices and butterfat-related items, such as cheese and butter. Adjusting for a small facility sale in mid-1999, unit sales, or "real" sales, growth was 6% in 1999.

- Record net earnings of $44.1 million were achieved, an increase of almost $4 million, or 9%.

- Record earnings per share of $2.12 were attained, a gain of 16% over 1998's record level of $1.83.

- Strong cash flow was utilized, in part, by repurchasing 920,000 shares of our stock during the year, boosting earnings per share. Despite these repurchases and a record level of capital spending, our debt level remained moderately low at year-end, with debt to total capital at 39.8%.

- Dividends per share rose 17% last year, following a 15% increase in 1998.

- Return on shareholders' equity rose to 17.3% from 17.0% the prior year. Our goal of achieving 18% with this important yardstick is well within reach.

1999 KEY DEVELOPMENTS

- The Board of Directors and management spent a considerable amount of time last year evaluating various strategic alternatives to enhance shareholder value. However, none of the alternatives investigated satisfied the Board's criteria and the process was concluded in early 2000. Should follow-on opportunities arise which could lead to a transaction that would meet our valuation parameters, the Board may resume the formal strategic review process at any time. In the mean time we are aggressively executing our growth plans, which are focused on driving earnings growth by furthering our position as the leader in value-added egg, potato and dairy products throughout the U.S.

- There were several major developments in the Dairy Products Division:

  As discussed in my letter to you last year, we had a voluntary product recall, affecting only our cartoned products, at Kohler Mix Specialties last winter. While there were no confirmed illnesses reported and the recall was efficiently handled, this portion of the business has not yet returned to pre-recall levels. Additionally, a large industrial customer discontinued business with Kohler last fall.

[PHOTO]

  As discussed in the Dairy Products section of this annual report, there were several senior management changes in organization, including the president of the Division. I expect new management team reestablish the long growth record Kohler enjoyed prior to last year While the process of getting Kohler "back on course" will happen overnight, I am confident we have the right team in place get the job done.

  In May of last year we made a dairy products acquisition in Connecticut, giving Kohler their first East Coast production facility. The transition from the previous owner to Kohler Mix went very smoothly, with all of the business retained. 1999 financial results for this acquisition exceeded our expectations.

- The Potato Products Division has been successfully restructured and is a significant earnings contributor once again. Our strategic decision to exit the frozen french fry business three years ago and to focus all of our energies in this Division on the value-added refrigerated product lines is paying good dividends to us. Sales and earnings are rising, with 1999 results showing a strong rebound in profitability. Further, plant operations have never been better and the team is in-place to drive growth into the future.

- The Refrigerated Distribution Division (Crystal Farms) had an outstanding 1999. Sales and, particularly, earnings rose to record levels, paced by store additions, broader product line penetrations, new product launches, effective promotional activities and consumer advertising, tight cost controls, and favorable raw material costs during most of the year.

- We made three investments in international egg products businesses last year:

  - We acquired a 25% interest in Belovo, S. A., a specialty egg products company based in Belgium, early in the year. Belovo produces specialty dried egg products which are sold mainly to industrial customers worldwide.

  - In conjunction with the founding shareholders of Belovo, we entered into a 50/50 joint venture to form The Lipid Company ("TLC"). TLC produces phospholipid extracts from a pilot plant in Belgium. The extracts are used in nutraceutical applications to enhance the nutritional value of certain food items.

  - Last summer, we formed a Canadian egg products joint venture-Trilogy Egg Products-with two Canadian partners. Our partners bring egg supply and manufacturing capabilities to the venture, while we provide processing know-how for value-added egg products and marketing expertise. Sales of egg products by Trilogy to Canadian foodservice customers began late in the year.

- The Egg Products Division had an excellent year against a challenging industry backdrop. Record sales and operating profits were recorded. Also, two large capital projects involving value-added egg products were completed in the fall of 1999. These projects give us ample capacity to i) grow the precooked egg products business, where capacity has been a constraint for the past few years, and ii) expand our dried egg products offerings into specialty items, where our processing expertise affords us a competitive advantage in the marketplace.

DRIVING GROWTH

Beyond the items discussed above, we have a number of other initiatives underway to fuel our growth:
- The further consolidation of our two egg products operating companies into a single entity is underway. We have realized significant synergies since the acquisition of Papetti's Hygrade Egg Products three years ago. However, we see further benefits ahead as we start to combine the senior management teams, plant operations, customer service and distribution capabilities of the two egg products companies. Bill Goucher, President - M. G. Waldbaum Co., will lead our efforts to consolidate Waldbaum and Papetti's into a single Michael Foods Egg Products Co. in the months ahead. Under this new structure, Arthur Papetti will work directly with me on industry issues and international expansion opportunities. The new Michael Foods Egg Products Co. will build on the strength of the Papetti and Waldbaum people and brands.

- Our rising free cash flow offers many opportunities to invest in the future of your company. Spending on capital projects will decline sharply this year and is expected to stay relatively low in 2001, as we have most of the capacity in place that we need to continue to expand the sales of value-added products. Our rising free cash flow will be used for a number of initiatives:

  - Stock buy-backs - A good use of our cash in periods of depressed valuation on the stock is to repurchase shares, which is accretive to our earnings per share. In late February of this year, the Board authorized an additional two million shares under our repurchase program.

  - Acquisitions and joint venture opportunities - This activity was halted the second half of 1999 while the Board explored strategic options to unlock shareholder value. With that process completed, we are again actively searching for domestic and international acquisition candidates and joint venture partners.

- We will take greater advantage of the powerful tool we have in our information systems capabilities to interface with our customers and suppliers more effectively to reduce our costs. Additionally, we have made major strides in the area of EDI (electronic data interchange) with many of our large customers, further supporting efforts to enhance the efficiency of our supply chain initiatives. We now receive over 35% of all orders via EDI and we expect that figure to grow substantially in the years ahead.

  As you can see, we have a full plate! The challenges ahead will be met with enthusiasm as we execute our growth plans and work to attain the MFI 2003 (strategic plan) targets I shared with you last year. Your company has never been stronger, nor has it had a brighter outlook than it does today. We are excited about our future and what it should mean for your investment in Michael Foods. Thank you for your continuing support.

Sincerely,


/s/ Gregg A. Ostrander
Gregg A. Ostrander
President and Chief Executive Officer

CORPORATE OVERVIEW

1999 FINANCIAL HIGHLIGHTS
Net Sales:                                  $1.05 Billion       +3%
Net Earnings:                               $44.1 Million       +9%
Earnings Per Share (diluted):               $2.12              +16%
Return on Average Shareholders' Equity:     17.3%

                                                  CONTRIBUTION TO COMPANY TOTALS

EGG PRODUCTS DIVISION                             NET SALES        OPERATING PROFIT
- Value-added products            64% of Sales   [PIE CHART]         [PIE CHART]
  (extended shelf-life,
  precooked, egg substitutes,
  dried)

- Other egg products              33% of Sales
  (frozen, hardcooked,
  short shelf-life)

- Shell eggs                       3% of Sales

REFRIGERATED DISTRIBUTION DIVISION

- Primarily Crystal Farms(R)                     [PIE CHART]         [PIE CHART]
  branded products

- Cheese, bagels, butter, margarine,
  muffins, cartoned eggs, juice and
  ethnic foods

- 23 state territory

- 400+ products and line extensions

POTATO PRODUCTS DIVISION

- Refrigerated hash browns,                      [PIE CHART]         [PIE CHART]
  mashed, sliced, and
  red skin potatoes

- Foodservice market              67% of Sales

- Retail grocery market           33% of Sales
  (Simply Potatoes(R),
  Diners Choice(R))

DAIRY PRODUCTS DIVISION

- Ultra-pasteurized dairy products               [PIE CHART]         [PIE CHART]
  primarily foodservice focus

- Ice milk and ice cream mixes

- Coffee creamers

- Specialty retail products

EGG PRODUCTS
Division

 ...we had our strongest financial performance ever.

           As the cornerstone of Michael Foods, the Egg Products Division had a successful 1999 on the heels of an outstanding 1998. Net sales rose 2% and operating profit increased 6%. A sharp drop in egg prices during the year masked a solid 4%-5% unit sales growth performance. The good sales performance was paced by excellent precooked and dried products results.

           Following are the key events for the Division in 1999 and their expected impact in 2000:

        - TWO MAJOR CAPITAL PROJECTS were completed in the fall and will both provide increased capacity for key value-added product lines:

        - The Lenox, IA plant was expanded to add precooked capacity. In early 1999, we completed the conversion of a major quick-service restaurant chain from our extended shelf-life eggs to precooked patties, which proved a success for both our customer and us. However, the addition of this business taxed our precooked production capabilities. The addition of four bake lines at the Iowa facility greatly adds to our ability to supply precooked egg patties, omelets, egg curds, and other specialty items to foodservice, retail and industrial customers. These "heat 'n eat" items offer very high quality taste and texture, combined with minimal end-user preparation time and labor.

        - A new drying plant was built in Wakefield, NE. This new tower drier allows for the production of specialty dried egg products. These value-added, specialized products are being sold into the industrial market, both in the U.S. and Japan, as ingredients in other food items and are a new thrust for us in 2000.

        - WE SOLD A SMALL SHELL EGG FACILITY. The sale of the Hudson, CO layer facility reduces our exposure to commodity fluctuations from the sale of shell eggs. We recorded a small gain on this asset sale and entered into a multi-year market-based egg supply agreement with the buyer. This was another step in our on-going evolution away from the commodity sensitive parts of the egg industry and toward value-added products.

        - WE MADE INTERNATIONAL INVESTMENTS. Our 25% interest in Belovo S. A., a Belgium-based egg processor, gives us our first direct exposure to the European value-added egg products market, as well as a related investment in a joint venture. A national feed contamination crisis in Belgium resulted in Belovo operating at a loss last year, but improved results are anticipated in 2000. Also, we formed a joint venture in Canada with two Canadian partners to produce and sell value-added egg products there. Trilogy Egg Products, Inc. has started selling products imported from our facilities to foodservice operators and expects to be in production in Canada within one year.

        - GRAIN MARKETS REMAINED FAVORABLE. Because of low cost grains, feed costs, which turned favorable in 1998, remained favorable in 1999. Good crops from the 1998 harvest and large carry-over supplies of corn and soybean meal from the prior U.S. harvest held these grain costs near the low end of their recent historical ranges. Grain costs for 2000 are expected to be higher than those in 1999, though they are expected to remain below average.

        - SALES OF PREPARED OMELETS ROSE. The Chef's Omelet(TM) line, introduced in late 1998, saw success last year with limited distribution in the eastern U.S. This line contains six varieties of frozen, microwaveable omelets sold at retail. Also, our Papetti's subsidiary introduced a line of similar omelets into the foodservice market last year under the Express Eggs brand name. Further, we are beginning to supply a new omelet patty line to a major foodservice operator. Specialty precooked items represent a strong growth category for the Division.

        - THE EXPORT MARKET WAS WEAK. The after-shocks of the late 1998 economic downturn in the Far East sharply reduced demand for our egg products in those countries in 1999. Exports to Japanese industrial customers were particularly hard hit. Late last year, however, there was an improvement in orders, which has carried into the new year. We expect improved export sales, especially for dried products, this year due to the rebound in Far East economies, the low inventory levels held by our customers, and good demand for new high performance egg white products being produced at the new Nebraska plant.

           Our value-added products strategy served us well last year, which was the most difficult pricing environment seen by the egg industry in seven years. Against this backdrop we had our strongest financial performance ever. This demonstrates that the investments we have made, and continue to make, to position Michael Foods as the premiere egg products company in the world, are providing superior returns for our shareholders and a platform for further growth.

[PICTURE]


                                          1997        1998         1999

Value-Added
Products Unit
Sales                                    50.00%      52.00%       53.00%

(As a percent
of Divisional
Unit Sales)

REFRIGERATED DISTRIBUTION
Division

Paced by the strong unit sales growth, earnings rose sharply in 1999.

          Crystal Farms had an outstanding 1999, with solid gains in net sales (+4%) and unit sales (+8%), and a very strong increase in operating profit (+46%). Unit sales grew through a combination of increasing existing account sales and success in obtaining new accounts. Trade promotion, consumer support programs, new products and an intense focus on providing superior customer service all contributed to building the business. Sales grew in all of the Crystal Farms territories, because our high quality products, which are priced attractively versus other brands, offer both the store and the consumer a winning proposition. Strong growth continued in the south central U.S., which broadened product distribution outside of our core market area. However, deflation in key product lines, such as butter and eggs, resulted in dollar sales growth lagging the unit sales growth.

          Paced by the strong unit sales growth, earnings rose sharply in 1999. While 1998 had seen unusually high cheese and butter costs, which compressed operating margins for much of the year, last year saw cost declines for these key items, bringing prices and margins back toward normal levels.

          New products are another important aspect of the growth strategy for Crystal Farms. There were 23 line extensions introduced last year, including:

          o Honey Wheat Bagels (under the David's Deli and Manhattan Bagel Exchange brands)

          o  2 lb. Finely Shredded Cheddar Cheese

          o  Aerosol Cream Cheese - Plain and Strawberry varieties

          New products slated for launch in early 2000 include Cheezoids(R) Stick Cheeses-individually wrapped snack cheeses available in cheddar and marble jack.

          Regarding Crystal Farms' growth strategy, building brand awareness continues to be a key priority. Television and radio advertising are being used in selected markets, in conjunction with billboards and point of sale materials, to help support the Crystal Farms brand and strengthen ties with consumers through increased awareness.

          While Crystal Farms' history lies largely with servicing independent grocery stores and small chains on a direct-to-store-delivery, we experienced notable success in 1999 dealing with larger chains and the warehouse delivery of goods. We are working with key retailers and wholesalers to develop partnerships and respond to the changing needs of the grocery industry. Mergers, reorganizations, and advances in technology are presenting challenges and opportunities for the industry. We believe we can help our customers prosper through change by providing technical data services, such as category management, and providing in-store services, such as merchandising. Changing times in the grocery retailing market demand flexibility and nimbleness. Crystal Farms has the ability to meet these challenges head-on as the grocery industry evolves into the 21st century.

[PICTURE]


                                1996           1997        1998         1999
Distributed
Products Unit
Sales Growth                    8.00%          9.00%       4.00%       9.00%

POTATO PRODUCTS
Division

 ...focused on meeting our customers' needs by offering the highest quality and longest shelf-life products in the marketplace...

          The Potato Products Division had excellent growth in 1999 after returning to profitability in 1998. Last year saw a strong divisional sales performance, with unit sales growth exceeding 8%. Operating profit rose by more than 70%.

          Last year's impressive growth resulted from several factors:

        - Mashed potatoes continue to be a "hot" category, both in the retail grocery and foodservice markets. The strongest growth is in the foodservice area, which is currently growing at nearly a 30% annual rate.

        - Products processed with red skin potatoes performed well. This was the second fastest growing product category for us, with sales ahead over 20% in 1999.

        - We had success developing proprietary products. Special recipe mashed potatoes, such as garlic mashed, continue to sell well, as do special cuts, such as thick sliced russets.

        - Long-term customer agreements with leading U. S. foodservice distributors, mostly signed in 1998, provided a strong foundation of business and new growth opportunities, with our partnering relationships being more fully developed last year.

        - The shelf-lives of our mashed potato products were extended. Foodservice mashed items were increased from 30 days to 40 days, while retail items were increased from 50 days to 75 days. Both lead the competition by a wide margin in the refrigerated category and have resulted in diminished returns of out-of-code products from grocers.

        - Plant operations were outstanding, with record processing yields experienced in both plants. The investments made in the main plant in Minneapolis over the past three years have yielded strong returns. Productivity is up, labor costs are down and the conversion rate of raw potatoes into finished products is significantly above the prior record levels.

          The investments made in recent years in the main processing plant in Minneapolis have positioned the Division for growth in the coming years. We have state-of-the-art capacity in-place, along with a focused research and development effort, which should allow for the sale of greater quantities of an increasing variety of refrigerated potato products. As the national leader in refrigerated potato products, the Potato Products Division, comprised of Northern Star Co. and Farm Fresh Foods, Inc., is focused on meeting our customers' needs by offering the highest quality and longest shelf-life products in the marketplace, introducing innovative new products, developing customized products to fill specific customer needs, and providing a high level of customer service.

[PICTURE]


                                        1996            1997        1998        1999
Retail Sales
(As a percent of
Divisional Sales*)                      27.00%         32.00%      32.00%      33.00%

(*)Refrigerated
Operations only in
96 & 97

DAIRY PRODUCTS
Division

 ...refocused on several growth opportunities, with a revitalized management team in place.

           For the Dairy Products Division, much of 1999 was spent dealing with a cartoned products recall and its aftermath. We are pleased to report that our precautionary recall resulted in no confirmed illnesses caused by our products. As a result of the recall, we have redoubled our efforts to assure good manufacturing processes and to thoroughly train our production personnel, especially regarding quality assurance practices. Our quality control systems and procedures are now at an industry-leading level. Kohler Mix has been sought out by customers to make presentations to their other vendors about the "learnings" of the recall and what constitutes a state-of-the-art Quality Assurance system. Nearly all of our cartoned products customers returned after the recall period and we are seeing rising sales volumes with these customers.

           Another setback that we did not foresee, which appears related to the distractions the recall caused throughout the Division, was the loss of a large industrial mix customer in the fall. While we don't know if this loss of sales is permanent, we have the challenge of replacing several million gallons of production and sales in 2000.

           The factors noted above, combined with general inefficiencies with plant operations, resulted in a decline in earnings for the Division last year. As a result of these challenges and disappointing bottom line results, the management of the Division has been reorganized. In total, eight key management roles were added or changed between early 1999 and early 2000. In January of this year the President of the Division resigned. His replacement brings a strong management track record to Kohler Mix, including heading the recent turnaround at the Potato Products Division.

           Even with the Division's struggles, there were some bright spots in 1999. Most importantly, we added a significant East Coast presence with the acquisition of a dairy business in Newington, CT in May. The addition of this plant has increased our share of business with some key national quick service restaurant chains and also resulted in a new exclusive mix supply relationship with a major national steakhouse chain. The plant has produced investment returns in excess of our expectations over the first nine months. Additionally, between the second half of 1999 and the first half of 2000, several million dollars have been committed to expanding and modernizing this facility.

           Other 1999 achievements for Kohler Mix included:

        - A successful capacity expansion project at our Texas plant, with the capacity for ultra-pasteurized mix products increased by approximately 50%.

        - Excellent growth in creamers, with total creamer volume up 36% and aseptic (or "no-chill") creamer sales ahead 58%. Additional growth will be fueled by the installation of our fourth aseptic processing line at the Connecticut facility.

        - The enterprise resource planning system which is being installed company-wide was implemented at Kohler Mix in early 1999, with the Connecticut plant converted soon after the acquisition closed.

           With lessons learned from a difficult 1999, the Dairy Products Division is refocused on several growth opportunities, with a revitalized management team in place. We anticipate an improved financial performance for the Division as a result of creamer sales growth through capacity expansion, new ice milk mix customer opportunities, especially in the east, reestablished growth in cartoned products, a stronger research and development program, and notable cost savings through improved plant operations.

[PICTURE]

                                1996           1997          1998         1999
Creamers Unit
Sales Growth                   66.00%         95.00%         36.00%       36.00%

MANAGEMENT'S DISCUSSION AND ANALYSIS                         MICHAEL FOODS, INC.
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this report. Readers are also encouraged to read the letter to shareholders and the operating division overviews contained on pages 1-11 of this annual report.

GENERAL

   The Company utilizes a fifty-two, fifty-three week fiscal year. The years ended December 31, 1999 and 1998 consisted of fifty-two weeks, whereas the year ended December 31, 1997 consisted of fifty-three weeks. Certain financial information of the Company's operating segments is as follows (in thousands):


                                          EGG          REFRIGERATED          DAIRY      POTATO
                                     PRODUCTS          DISTRIBUTION       PRODUCTS    PRODUCTS       CORPORATE       TOTAL
-----------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999

External net sales                   $620,719           $230,335         $144,865      $57,353        $     -      $1,053,272
Operating profit loss)                 73,531             10,656            3,750        6,751         (8,358)         86,330

YEAR ENDED DECEMBER 31, 1998

External net sales                   $607,688           $221,586         $138,865      $52,345        $     -      $1,020,484
Operating profit (loss)                69,295              7,288            6,748        3,890         (7,668)         79,553

YEAR ENDED DECEMBER 31, 1997

External net sales                   $575,684           $214,892         $104,902      $60,745        $     -      $  956,223
Operating profit (loss)                55,708              8,900            6,823         (505)        (4,647)         66,279



RESULTS OF OPERATIONS

   The Egg Products Division had higher unit sales in 1999, compared to 1998 levels, most notably for value-added product lines such as precooked patties and omelets, and dried egg products. Sales of value-added egg products represented approximately 64 percent of the Division's 1999 dollar sales. Sales of other egg products represented approximately 33 percent of 1999 sales, with shell eggs contributing three percent. The portion of divisional sales represented by shell eggs was one-half of the 1998 level due to a focus on reducing commodity-sensitive sales and due to the sale of a small shell egg facility at mid-year. Egg prices decreased approximately 13 percent in 1999, as compared to 1998 levels, as reported by Urner Barry Publications--a widely quoted industry pricing service. This decrease helped reduce the cost of purchased eggs, while also reducing selling prices for certain egg products and shell eggs. Feed costs, which typically represent two-thirds of the cost of producing an egg, were lower in 1999 as compared to 1998 levels. This decrease lowered the cost of eggs from internal flocks. Approximately two-thirds of the Division's annual egg needs come from external sources, either from contract flocks or open market purchases, with approximately one-third of egg needs coming from flocks owned by the Division.

   The Egg Products Division had higher unit sales in 1998, compared to 1997 levels, primarily for value-added product lines such as precooked patties and omelets, and dried egg products. Sales of value-added egg products represented approximately 60 percent of the Division's 1998 dollar sales. Egg prices decreased approximately 6 percent in 1998, as compared to 1997 levels, as reported by Urner Barry Publications. This decrease helped reduce the cost of purchased eggs, while also reducing selling prices for certain egg products and shell eggs. Feed costs were lower in 1998 as compared to 1997 levels. This decrease lowered the cost of eggs from Division-owned flocks. In 1998, the Division also realized benefits from economies of scale and synergistic savings as a result of the Papetti's acquisition (see Note B).

   The Refrigerated Distribution Division had significantly higher unit sales in 1999, as compared to 1998 levels, particularly for core distributed products. Strong volume growth resulted from notable new account activity, effective promotional activity, and increased consumer advertising. The combination of volume growth, effective expense controls, and more normalized costs of products tied to the national butterfat market, as compared to 1998 levels, resulted in profit margin expansion.

   The Refrigerated Distribution Division had higher unit sales in 1998, as compared to 1997 levels, particularly for core distributed products. Volume growth and effective expense controls were not enough to offset margin pressures caused by an unprecedented increase in costs of products tied to the national butterfat market, particularly cheese and butter. Normal delays in adjusting product pricing for raw material cost changes reduced margins and earnings for the Division in 1998.

   The Dairy Products Division had higher unit sales in 1999, compared to 1998 levels, due mainly to the acquisition of an East Coast dairy mix business near mid-year and sales growth in shelf-stable coffee creamers. Margins were lower in 1999 than 1998 as a result of costs, and reduced sales, related to a product recall early in the year, the loss of a large industrial mix customer later in the year, and generally inefficient plant operations.

   The Dairy Products Division had significantly higher unit sales in 1998, compared to 1997 levels, due mainly to an increase in core ultra-high temperature pasteurized dairy mixes and strong growth in shelf-stable coffee creamers. Margins were lower in 1998 than 1997 as a result of unusually high dairy ingredient costs related to an elevated national butterfat market. Strong volume gains, while generally beneficial to Division earnings, also resulted in some margin pressure due to the Division's plants running near capacity. This resulted in higher than expected processing costs, including additional labor costs for overtime.

   The Potato Products Division had higher unit sales in 1999, compared to 1998 levels, and plant operations continued to improve, with record processing yields recorded. Foodservice unit sales were particularly strong, with mashed potatoes showing significant sales gains, and newer products also contributing to the sales increase. Sales were also strong for retail items and a reduction in retail returns contributed to earnings growth.

   The Potato Products Division's lower dollar sales in 1998, compared to 1997 levels, related primarily to the discontinuation of the unprofitable frozen french fry business in 1997. The Division had higher refrigerated products unit sales in 1998, compared to 1997 levels, and plant operations improved significantly. Foodservice unit sales were particularly strong, with mashed potatoes showing meaningful sales gains, and new products also contributing to the sales increase. Starting in late 1996, and continuing into 1997, certain refrigerated potato products production lines were upgraded. Also during 1997, the main potato products plant was reconfigured after removing the french fry production equipment. These efforts have resulted in more efficient production of refrigerated potato products. Production yield improvements and reduced production costs allowed for a return to profitability for the Division in 1998.

   The gross profit margin of the Company was 18.3 percent in 1999, as compared to 17.0 percent in 1998 and 14.9 percent in 1997. The increase in gross profit margin in both 1999 and 1998 reflected a higher portion of value-added product sales relative to the Company's total net sales, reduced feed and egg costs, synergistic savings in the Egg Products Division as a result of the Papetti's acquisition, and a decrease in potato products processing costs. It is management's strategy to increase value-added product sales as a percent of total sales over time, while decreasing commodity-sensitive products' contribution to consolidated sales. These efforts historically have been beneficial to gross profit margins.

   Selling, general and administrative expenses were 10.1 percent of net sales in 1999, as compared to 9.2 percent in 1998 and 8.0 percent in 1997. The increase in 1999 reflected, among other factors, increased marketing, expenses related to company-wide information systems upgrades, and increased incentive compensation accruals. The increase in 1998 reflected, among other factors, increased staffing for certain functions such as information systems and sales support, increased marketing and advertising, expenses related to company-wide information systems upgrades, and increased incentive compensation accruals. The french fry production assets were sold in 1997, resulting in a gain of approximately $1.3 million. Also in 1997, severance expenses for certain potato products employees and sales personnel affected by a restructuring, connected to the discontinuation of the frozen french fry business, were approximately $2.4 million.

   Net interest expense increased in 1999, as compared to 1998. Bank line of credit borrowings increased, on average, in 1999 as a result of funding record capital spending and repurchases of the Company's common stock. Net interest expense declined slightly in 1998, as compared to 1997. Strong cash flows resulted in reduced bank line of credit borrowings, on average, in 1998.

   Certain of the Company's products are sensitive to changes in commodity prices. Currently, the Company's Egg Products Division derives approximately three percent of net sales from shell eggs, which are sensitive to commodity egg price changes. The remainder of Egg Products Division sales are derived from the sale of egg products that are value-added to varying degrees. Gross profit from shell eggs is primarily dependent upon the relationship between shell egg prices and feed costs, both of which can fluctuate significantly and at variance to each other. While certain egg products exhibit commodity price sensitivity, gross margins from egg products are generally less sensitive to commodity price fluctuations than shell eggs. The Company's Refrigerated Distribution Division derives approximately 80 percent of net sales from refrigerated products, with the balance coming from shell egg sales. A portion of these eggs are supplied by the Egg Products Division and are, in-turn, sold on a distribution or non-commodity basis by the Refrigerated Distribution Division. The Potato Products Division typically purchases approximately 90-95 percent of its estimated annual potato needs under annual grower contracts. The remainder is purchased at market prices to satisfy short-term production requirements or to take advantage of spot prices when they are lower than contract prices. Variances in potato prices or selling prices of end products can effect the earnings of the Potato Products Division. The Dairy Products Division sells its products primarily on a cost-plus basis. Therefore, the earnings of this division are typically not greatly affected by raw ingredient price fluctuations, although 1998 saw unprecedented increases in dairy ingredient costs. Other than fluctuations in raw material costs, largely related to supply and demand variances, in recent years, inflation has not been a significant factor in the Company's operations. The Company generally has been able to offset the impact of inflation through a combination of productivity gains and price increases.

   Competitors have infringed the Company's exclusive license for a patented technology to safely extend the shelf-life of liquid eggs and the Company is pursuing its legal rights. The Company has prevailed in U.S. District Court cases in Florida and New Jersey. The judgment in the New Jersey case was appealed in 1994 and the Court of Appeals for the Federal Circuit upheld the summary judgment of the U.S. District Court, which found the patents valid and enforceable. Since then, present and potential extended shelf-life liquid egg competitors have filed protests with the U. S. Patent and Trademark Office ("PTO") challenging the validity of one or more of the claims under the patents. As a result, litigation in two patent infringement lawsuits where the Company is a plaintiff were stayed and another lawsuit was dismissed without prejudice. One of the stayed suits was settled as a result of the Company's acquisition of Papetti's in 1997. During 1995 and 1996, the PTO issued actions in which an examiner, in response to challenges by egg products competitors, rejected claims under the patents licensed by the Company. This action was appealed by the Company and patent holder to the PTO's Board of Patent Appeals and Interferences. In 1999, the PTO reversed the examiner's rejections of 57 process claims under the four patents held by the Company's licensor. The patents, therefore, remain in full force and effect. Sales of extended shelf-life liquid eggs represent the largest contributor to operating profits within the Egg Products Division.

CAPITAL RESOURCES AND LIQUIDITY

   The Company's investments in acquisitions, joint ventures and capital expenditures have been a significant use of capital. The Company plans to continue to invest in state-of-the-art production facilities to enhance its competitive position. Historically, the Company has financed its growth principally from internally generated funds, bank borrowings, issuance of senior debt and the sale of common stock. The Company believes that these financing alternatives will continue to meet its anticipated needs.

Capital Spending

   The Company plans to invest approximately $55 million in capital projects in 2000 and expects to fund such spending from operating cash flow and bank borrowings. The Company invested $74 million in capital expenditures in 1999, $65 million in 1998 and $37 million in 1997. Capital expenditures in 1999 were mainly related to expanding capacity for the Company's value-added products, especially dried and precooked egg products. Significant capital was also devoted to implementing an enterprise-wide financial and operations software system. In 1999, the Company acquired a dairy mix operation in Connecticut through a combination of a long-term lease commitment and the purchase, for approximately $5.7 million, of production assets. Also in 1999, the Company invested approximately $10 million in three foreign egg products joint ventures. In 1997, the Company acquired Papetti's for approximately $83.2 million and the assumption of $22.8 million of debt. Also during 1997, a merger with North Star Universal, Inc. ("NSU") was completed, with the Company being the surviving post-merg-er entity. As a result of the NSU merger, the Company effectively repurchased approximately 1.8 million shares of its common stock through the assumption of $21.25 million of NSU debt. There were no acquisitions in 1998.

Debt Structure

   During 1997, the Company issued $125 million of unsecured notes. The proceeds were used in the Papetti's acquisition, the NSU merger and for general working capital purposes. The Company has an unsecured line of credit for $80 million with its principal banks. As of December 31, 1999, there were borrowings of $42.3 million outstanding under this line of credit.

Market Risk

   Commodity Hedging

   The Company is exposed to cash flow and earnings market risk from changes in grain prices, primarily corn and soybean meal, relative to the cost to feed its approximately 13 million hens. To minimize this risk, the Company utilizes derivative commodity instruments, principally futures contracts. The following table is a sensitivity analysis that estimates the Company's exposure to market risk associated with these futures contracts. The notional value of the Company's monthly commodity position represents the notional value of the corn and soybean meal futures contracts for 1999. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in commodity prices (amounts in thousands).


                                         NOTIONAL VALUE       MARKET RISK
-------------------------------------------------------------------------
Corn futures contracts
  Highest position.......................   $14,681              $1,468
  Lowest position........................     4,102                 410
  Average position.......................     9,333                 933

Soybean meal futures contracts
  Highest position.......................   $ 7,911                 791
  Lowest position........................     1,930                 193
  Average position.......................     4,295                 430


Interest Rates

   At December 31, 1999, the fair value of the Company's fixed rate debt was $136.3 million, and the fair value of the Company's variable rate line of credit was $42.3 million. The fair value of the Company's debt was determined using discounted future cash flows based upon the Company's current incremental borrowing rates for similar types of borrowings. Market risk on the Company's fixed rate debt, which represents the impact on the fair value from a hypothetical 100 basis point adjustment in interest rates, is $6.76 million.

Dividends

   The Company maintains a cash dividend that is paid quarterly. Historically, the dividend pay-out rate has approximated 15%-20% of the prior year's net earnings per share. The Company strives to increase dividends in-line with the long-term growth of earnings per share, while sustaining dividends in down years. The current annualized dividend rate of $0.28 per share represents approximately 13% of 1999 diluted earnings per share.

Share Repurchase Program

   During 1999, the Company repurchased and retired 920,100 shares of common stock on the open market for $18.9 million, or an average cost of $20.57 per share. During 1998, the Company repurchased and retired 982,700 shares of common stock on the open market for $24.1 million, or an average cost of $24.49 per share. These purchases were made under an authorization of the Board of Directors to repurchase up to two million shares of Company common stock. In February 2000, the Board of Directors authorized an additional two million shares for repurchase. It is likely additional purchases will occur in 2000 given the Company's cash flow trends and debt capacity.

Year 2000

   The year 2000 conversion went smoothly for the Company and, as a result, no contingency plans were implemented, nor were there any data losses.

CONSOLIDATED BALANCE SHEETS                                  MICHAEL FOODS, INC.


DECEMBER 31,                                       1999              1998
--------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and equivalents ....................   $  4,961,000  $   2,047,000
   Accounts receivable, less allowances ....     92,493,000     97,639,000
   Inventories .............................     71,197,000     74,250,000
   Prepaid expenses and other ..............      4,604,000      3,884,000
                                               ---------------------------
         Total current assets ..............    173,255,000    177,820,000

PROPERTY, PLANT AND EQUIPMENT - AT COST
   Land ....................................      4,104,000      4,336,000
   Buildings and improvements ..............    133,778,000    105,567,000
   Machinery and equipment .................    357,724,000    328,067,000
                                               ---------------------------
                                                495,606,000    437,970,000
   Less accumulated depreciation ...........    208,807,000    187,759,000
                                               ---------------------------
                                                286,799,000    250,211,000
OTHER ASSETS
   Goodwill, net ...........................    116,729,000    120,172,000
   Joint ventures and other assets .........     21,134,000      3,313,000
                                               ---------------------------
                                                137,863,000    123,485,000
                                               ---------------------------
                                               $597,917,000  $ 551,516,000
                                               ===========================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Current maturities of long-term debt ....   $  3,130,000  $  10,663,000
   Accounts payable ........................     47,009,000     44,376,000
   Accrued liabilities
      Compensation .........................     13,143,000     11,034,000
      Insurance ............................      7,229,000      7,369,000
      Customer programs ....................     20,999,000     19,624,000
      Income taxes .........................     11,805,000      7,979,000
      Other ................................     18,176,000     15,478,000
                                               ---------------------------
        Total current liabilities ..........    121,491,000    116,523,000

LONG-TERM DEBT, less current maturities ....    175,404,000    155,444,000
DEFERRED INCOME TAXES ......................     36,423,000     35,400,000
COMMITMENTS AND CONTINGENCIES ..............              -              -
SHAREHOLDERS EQUITY
   Common stock ............................        203,000        211,000
   Additional paid-in capital ..............    102,777,000    119,871,000
   Retained earnings .......................    162,577,000    124,067,000
   Accumulated comprehensive income ........        958,000              -
                                               ---------------------------
                                                264,599,000    244,149,000
                                               ---------------------------
                                               $597,917,000  $ 551,516,000
                                               ===========================



The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS                          MICHAEL FOODS, INC.


YEARS ENDED DECEMBER 31,                                1999             1998             1997
--------------------------------------------------------------------------------------------------
Net sales .....................................   $1,053,272,000   $1,020,484,000     $956,223,000

Cost of sales .................................      860,256,000      847,383,000      813,771,000
                                                  ------------------------------------------------
     Gross profit .............................      193,016,000      173,101,000      142,452,000

Selling, general and administrative expenses...      106,686,000       93,548,000       76,173,000
                                                  ------------------------------------------------
     Operating profit .........................       86,330,000       79,553,000       66,279,000

Interest expense, net .........................       11,664,000       10,136,000       10,830,000
                                                  ------------------------------------------------
     Earnings before income taxes .............       74,666,000       69,417,000       55,449,000

Income tax expense ............................       30,610,000       29,160,000       23,010,000
                                                  ------------------------------------------------
     NET EARNINGS .............................   $   44,056,000   $   40,257,000     $ 32,439,000
                                                  ================================================
NET EARNINGS PER SHARE

     Basic ....................................   $         2.15   $         1.86     $       1.53

     Diluted ..................................             2.12             1.83             1.51
                                                  ================================================
Weighted average shares outstanding

     Basic ....................................       20,500,000       21,642,000       21,181,000

     Diluted ..................................       20,750,000       21,980,000       21,446,000
                                                  ================================================

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity              MICHAEL FOODS, INC.


                                                COMMON STOCK            ADDITIONAL                      ACCUMULATED           TOTAL
                                          -------------------------        PAID-IN         RETAINED   COMPREHENSIVE    SHAREHOLDERS
                                          SHARES ISSUED    AMOUNT          CAPITAL         EARNINGS          INCOME          EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1997 .............    19,459,731   $  195,000    $ 113,268,000    $  60,579,000    $        -    $174,042,000
  Acquisition of Papettis ..............     3,195,455       32,000       38,827,000                -             -      38,859,000
  Merger with North Star Universal .....    (1,783,036)     (18,000)     (23,711,000)               -             -     (23,729,000)
  Stock options exercised ..............       943,948        9,000        9,721,000                -             -       9,730,000
  Tax benefit from stock options
    exercised ..........................             -            -        2,083,000                -             -       2,083,000
  Net earnings .........................             -            -                -       32,439,000             -      32,439,000
  Dividends ($.20 per share) ...........             -            -                -       (4,178,000)            -      (4,178,000)
                                            ---------------------------------------------------------------------------------------
Balance at December 31, 1997 ...........    21,816,098      218,000      140,188,000       88,840,000             -     229,246,000
  Repurchase of common stock ...........      (982,700)     (10,000)     (24,058,000)               -             -     (24,068,000)
  Incentive plan stock compensation ....        24,532        1,000          613,000                -             -         614,000
  Stock options exercised, net of shares
    surrendered for exercise price and
    income taxes .......................       237,137        2,000        2,099,000                -             -       2,101,000
  Tax benefit from stock options
    exercised ..........................             -            -        1,029,000                -             -       1,029,000
  Net earnings .........................             -            -                -       40,257,000             -      40,257,000
  Dividends ($.23 per share) ...........             -            -                -       (5,030,000)            -      (5,030,000)
                                            ---------------------------------------------------------------------------------------
Balance at December 31, 1998 ...........    21,095,067      211,000      119,871,000      124,067,000             -     244,149,000
  Repurchase of common stock ...........      (920,100)     (10,000)     (18,918,000)               -             -     (18,928,000)
  Incentive plan stock compensation ....        32,989        1,000          617,000                -             -         618,000
  Stock options exercised, net of
    shares surrendered for exercise
    price and income taxes .............        93,668        1,000          837,000                -             -         838,000
  Tax benefit from stock options
    exercised ..........................             -            -          370,000                -             -         370,000
  Net earnings .........................             -            -                -       44,056,000             -      44,056,000
  Foreign currency translation
    adjustment loss ....................             -            -                -                -      (958,000)       (958,000)
                                                                                                                       ------------
    Comprehensive income ...............             -            -                -                -             -      43,098,000
  Dividends ($.27 per share) ...........             -            -                -       (5,546,000)            -      (5,546,000)
                                            ---------------------------------------------------------------------------------------
Balance at December 31, 1999 ...........    20,301,624   $  203,000    $ 102,777,000    $ 162,577,000    $ (958,000)   $264,599,000
                                            =======================================================================================



The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows                        MICHAEL FOODS, INC.

YEARS ENDED DECEMBER 31,                                  1999             1998             1997
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings ...................................   $  44,056,000    $  40,257,000    $  32,439,000
  Adjustments to reconcile net earnings to
    net cash provided by operating activities:
    Depreciation .................................      37,537,000       32,105,000       30,152,000
    Amortization .................................       5,027,000        3,699,000        3,171,000
    Deferred income taxes ........................       1,023,000        1,860,000        8,230,000
    Changes in operating assets and liabilities,
      net of effect of business acquisitions:
     Accounts receivable .........................       5,146,000      (14,144,000)       2,409,000
     Inventories .................................       3,053,000       (5,321,000)       7,733,000
     Prepaid expenses and other ..................        (720,000)      (2,208,000)          28,000
     Accounts payable ............................       2,633,000       (2,534,000)      (6,317,000)
     Accrued liabilities .........................       9,898,000       15,196,000        9,156,000
                                                     -----------------------------------------------
Net cash provided by operating activities ........     107,653,000       68,910,000       87,001,000
Cash flows from investing activities:
  Capital expenditures ...........................     (74,125,000)     (64,777,000)     (36,901,000)
  Business acquisition, net of cash acquired .....               -                -      (42,720,000)
  Joint ventures and other assets ................     (19,405,000)         794,000         (531,000)
                                                     -----------------------------------------------
Net cash used in investing activities ............     (93,530,000)     (63,983,000)     (80,152,000)
Cash flows from financing activities:
  Payments on long-term debt .....................    (188,075,000)     (58,221,000)    (238,541,000)
  Proceeds from long-term debt ...................     200,502,000       78,300,000      227,593,000
  Repurchase of common stock .....................     (18,928,000)     (24,068,000)               -
  Proceeds from issuance of common stock .........         838,000        2,101,000        9,730,000
  Dividends ......................................      (5,546,000)      (5,030,000)      (4,178,000)
                                                     -----------------------------------------------
Net cash used in financing activities ............     (11,209,000)      (6,918,000)      (5,396,000)
                                                     -----------------------------------------------
Net increase (decrease) in cash and equivalents ..       2,914,000       (1,991,000)       1,453,000
Cash and equivalents at beginning of year ........       2,047,000        4,038,000        2,585,000
                                                     -----------------------------------------------
Cash and equivalents at end of year ..............   $   4,961,000    $   2,047,000    $   4,038,000
                                                     ===============================================
Non-cash investing and financing transactions
  Acquisition of Papettis:
  Cash paid, net of cash acquired ................                                     $  42,720,000
  Stock issued ...................................                                        38,859,000
  Fair value of assets acquired ..................                                       (82,405,000)
  Liabilities assumed ............................                                        73,874,000
                                                                                       -------------
  Purchase price in excess of fair value of
    assets acquired ..............................                                     $  73,048,000
                                                                                       =============

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest .....................................   $  12,895,000    $  11,414,000    $   9,449,000
    Income taxes .................................      23,663,000       20,415,000       11,750,000

Tax benefits derived from the exercise of stock options reduced income tax obligations and increased additional paid-in capital by $370,000 in 1999, $1,029,000 in 1998 and $2,083,000 in 1997.

In connection with the merger with North Star Universal, Inc. in 1997, Michael Foods, Inc. assumed $21,250,000 of net indebtedness in exchange for 1,783,036 shares of its common stock (see Note G).

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements                   MICHAEL FOODS, INC.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, related revenues and expenses and disclosure about contingent assets and liabilities at the date of the financial statements. Actual results could differ from the estimates used by management.

Principles of Consolidation and Fiscal Year
   The consolidated financial statements include the accounts of Michael Foods, Inc. ("Company") and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company utilizes a fifty-two, fifty-three week fiscal year ending on the Saturday nearest to December 31, but for clarity of presentation, describes all periods as if the year end is December 31. The years ended December 31, 1999 and 1998 consisted of fifty-two weeks, the year ended December 31, 1997 was fifty-three weeks.

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

   Inventories consist of the following:

DECEMBER 31,                                   1999                  1998
-----------------------------------------------------------------------------
Raw materials and
  supplies...................               $15,720,000           $15,389,000
Work in process and
  finished goods.............                35,447,000            36,977,000
Flocks.......................                20,030,000            21,884,000
                                            ---------------------------------
                                            $71,197,000           $74,250,000
                                            =================================

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

Property, Plant and Equipment
   Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line basis. Estimated service lives range from 10-40 years for buildings and improvements and 3-10 years for machinery and equipment. Accelerated and straight-line methods are used for income tax purposes.
   The Company capitalized $1,054,000, $1,048,000, and $720,000of interest costs during 1999, 1998 and 1997 relating to the construction and installation of property, plant and equipment.

Goodwill
   The Company's acquisitions have been accounted for as purchases and the excess of the total acquisition costs over the fair value of the net assets acquired were recorded as goodwill. Goodwill is amortized on a straight-line basis over 40 years. Accumulated amortization was $20,106,000 and $16,662,000 at December 31, 1999 and 1998. The Company evaluates its good-will annually to determine potential impairment by comparing the carrying value of the goodwill to the undiscounted future cash flows of the related assets.

Foreign Joint Ventures and Currency Translation
   The Company made investments in foreign joint ventures in Europe and Canada during 1999 of approximately $10,000,000, related to its Egg Products Division. These investments are accounted for using the equity method of accounting. The financial statements for these entities are measured in their local currency and then translated into U.S. dollars. Their balance sheet accounts are translated at the balance sheet date using the current exchange rate on that date and the operating results are translated using the average rates prevailing throughout the year. Accumulated translation gains or losses are recorded in the shareholders' equity section of the balance sheet and are included as

Notes to Consolidated Financial Statements                   MICHAEL FOODS, INC.

a component of comprehensive income in the Statement of Shareholders' Equity.

Revenue Recognition
   Sales are recognized when goods are shipped to customers and are recorded net of estimated customer programs.

Stock-Based Compensation
   The Company utilizes the intrinsic value method of accounting for its stock-based employee compensation plans. Pro forma information related to the fair value method of accounting is provided in Note G.

Net Earnings Per Share
   Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. Options to purchase 717,588, 12,060 and 141,311 shares of common stock with weighted average exercise prices of $24.90, $29.39, and $13.94 were outstanding during 1999, 1998 and 1997, but were excluded from the computation of common share equivalents because they were anti-dilutive.

New Accounting Pronouncements
   Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS 133 also specifies new methods of accounting for derivatives used in risk management strategies (hedging activities), prescribes the items and transactions that may be hedged, and specifies detailed criteria required to qualify for hedge accounting. SFAS 137 deferred the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS 133 will not have a material effect on the consolidated financial statements.

Reclassifications
   Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

Advertising
   The Company expenses advertising costs as incurred. Advertising expense was $8,616,000, $6,277,000 and $4,975,000 during 1999, 1998 and 1997.

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

NOTE C
LONG-TERM DEBT

   Long-term debt consists of the following:

DECEMBER 31,                                       1999          1998
-------------------------------------------------------------------------
Revolving line of
  credit (a) ...............................   $ 42,300,000   $ 28,800,000
7.58% senior
  promissory
  notes (b) ................................    125,000,000    125,000,000
Other ......................................     11,234,000     12,307,000
                                               ---------------------------
                                                178,534,000    166,107,000
Less current
  maturities ...............................      3,130,000     10,663,000
                                               ---------------------------
                                               $175,404,000   $155,444,000
                                               ===========================

  Aggregate maturities of long-term debt are as follows:

YEARS ENDING DECEMBER 31,
-------------------------------------------------------------------------
2000.....................................                      $3,130,000
2001.....................................                       2,831,000
2002.....................................                      45,007,000
2003.....................................                       2,515,000
2004.....................................                          33,000
Thereafter...............................                     125,018,000
                                                             ------------
                                                             $178,534,000
                                                             ============

Notes to Consolidated Financial Statements                   MICHAEL FOODS, INC.

  (a) At December 31, 1999, the Company had an unsecured revolving line of credit with its principal banks for $80,000,000. This line is due February 2002 and bears interest at the principal bank's reference rate, or at eurodollar rates at the Company's option (effective rate of 6.8% at December 31, 1999).

  (b) These notes are due in five equal annual principal installments beginning in February 2005, are unsecured, and require semi-annual interest payments.

   The major long-term debt agreements contain restrictive covenants, including minimum net worth, interest coverage and limitations on additional indebtedness and liens.
   The fair value of long-term debt is approximately $178,602,000, determined using discounted future cash flows based upon the Company's current incremental borrowing rates for similar types of borrowings.

NOTE D
INCOME TAXES

   Income tax expense consists of the following:

YEARS ENDED DECEMBER 31,         1999         1998          1997
---------------------------------------------------------------------
Current
  Federal ................   $24,843,000   $22,757,000   $11,342,000
  State ..................     4,744,000     4,543,000     3,438,000
                             ----------------------------------------
                              29,587,000    27,300,000    14,780,000
Deferred
  Federal ................       979,000     1,691,000     7,410,000
  State ..................        44,000       169,000       820,000
                             ----------------------------------------
                               1,023,000     1,860,000     8,230,000
                             ----------------------------------------
                             $30,610,000   $29,160,000   $23,010,000
                             ========================================

   Tax effects of the cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes are as follows:

DECEMBER 31,                           1999            1998
---------------------------------------------------------------
Depreciation ...................   $ 32,290,000    $ 31,442,000
Flock inventories ..............      4,750,000       5,747,000
Goodwill .......................      2,390,000       1,998,000
Other ..........................     (3,007,000)     (3,787,000)
                                   ----------------------------
                                   $ 36,423,000    $ 35,400,000
                                   ============================

   The following is a reconciliation of the Federal statutory income tax rate to the consolidated effective tax rate:

YEARS ENDED DECEMBER 31,       1999    1998    1997
----------------------------------------------------
Federal statutory
  rate ...................     35.0%   35.0%   35.0%
State taxes ..............      4.2     4.2     5.0
Goodwill .................      1.1     1.4     1.4
Other ....................      0.7     1.4     0.1
                               ---------------------
                               41.0%   42.0%   41.5%
                               =====================


NOTE E
EMPLOYEE RETIREMENT PLAN

   Full-time employees who meet certain service requirements are eligible to participate in a defined contribution retirement plan. The Company matches up to 4% of each participant's eligible compensation. Company contributions totaled $2,491,000, $1,786,000 and $1,520,000 in 1999, 1998 and 1997.

NOTE F
COMMITMENTS AND CONTINGENCIES

Patent Litigation
   The Company has an exclusive license agreement for a patented process for the production and sale of extended shelf-life liquid egg products. Under the license agreement, the Company has the right to defend and prosecute infringement of the patents. The Company may apply costs of defending the patents to future royalty payments.
   The U.S. Federal Court of Appeals has upheld the validity of the patents which are the subject of the license agreement. Subsequently, a patent examiner at the U.S. Patent and Trademark Office rejected the patents. The Company appealed the decision of the examiner and the validity of the patents was upheld. The patents remain valid and in full force and effect. These patents are scheduled to expire in 2006.

Other Litigation
   The Company is engaged in routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity or results of operations.

Notes to Consolidated Financial Statements                   MICHAEL FOODS, INC.

NOTE G
SHAREHOLDERS' EQUITY

Merger with North Star Universal
   On January 1, 1997, North Star Universal, Inc. ("NSU") held approximately 38% of the Company's common stock. On February 28, 1997, the Company merged into NSU and immediately distributed NSU's subsidiary, ENStar Inc., in a tax-free distribution to the former shareholders of NSU. At the time of the merger, NSU changed its name to Michael Foods, Inc. and the management and operations of the continuing entity are those of the Company. The merger was accounted for as a reverse acquisition utilizing the purchase method of accounting. As a result of the merger, the Company assumed approximately $21,250,000 of net subordinated indebtedness and received 1,783,036 shares of its common stock of approximately equal value, which were effectively retired in the form of a treasury stock redemption. The Company extinguished the subordinated indebtedness during 1997.

Capital Stock
   Authorized capital stock of 50,000,000 shares consists of 40,000,000 shares of $.01 par value common stock and 10,000,000 shares of undesignated stock. The Board of Directors has the authority to determine voting, conversion and other rights of the undesignated stock. There were no shares of undesignated stock issued or outstanding at December 31, 1999 or 1998.

Repurchases of Common Stock
   During 1998, the Board of Directors authorized the repurchase of up to 2,000,000 shares of common stock. During 1999 and 1998, the Company repurchased and retired 1,902,800 shares for $42,996,000. In February 2000, the Board of Directors authorized the repurchase of an additional 2,000,000 shares.

Incentive Plan
   The Company has an incentive compensation plan for certain key employees. The Company utilizes unissued common stock for a portion of the incentive compensation in this plan. The Company accrues for all incentive compensation as earned.

Stock Option Plans
   The Company maintains non-qualified stock option plans. The officer and key employee plans had 1,155,200 shares of common stock available for issue at December 31, 1999 and the non-employee director plan had 53,300 shares available for issue at December 31, 1999. The stock options granted under these plans generally have a ten year term, vest ratably over five years, and have an exercise price equal to the fair market value of the stock on the date of grant.
   Stock options totaling 766,434, 631,098 and 809,656 shares with weighted average exercise prices of $14.86, $12.18 and $11.65 were exercisable at December 31, 1999, 1998 and 1997.

   Option transactions under these plans for each of the three years ended December 31 are summarized as follows:

                                                        WEIGHTED
                                         NUMBER          AVERAGE
                                      OF SHARES   EXERCISE PRICE
----------------------------------------------------------------
Outstanding at
  January 1, 1997  ...............    1,952,776        $   10.91
    Granted ......................      221,500            16.07
    Exercised ....................     (943,948)           10.31
    Canceled .....................       (5,500)            7.66
                                      --------------------------
Outstanding at
  December 31, 1997  .............    1,224,828            12.33
    Granted ......................      683,000            24.95
    Exercised ....................     (269,960)           11.23
                                      --------------------------
Outstanding at
  December 31, 1998  .............    1,637,868            17.79
    Granted ......................      200,900            21.82
    Exercised ....................     (113,887)           11.41
    Canceled .....................      (86,340)           21.57
                                      --------------------------
Outstanding at
  December 31, 1999  .............    1,638,541        $   18.53
                                      ==========================
























   The following tables summarize information concerning currently outstanding and exercisable stock options at December 31, 1999:


                               OPTIONS OUTSTANDING
---------------------------------------------------------------------------
         EXERCISE PRICES
---------------------------------
                                                          WEIGHTED AVERAGE
                         WEIGHTED          NUMBER                REMAINING
          RANGE           AVERAGE       OF SHARES         CONTRACTUAL LIFE
---------------------------------------------------------------------------
  $  7.63 - $11.13         $10.06         410,065                4.9 years
    11.50 -  15.13          12.55         266,580                4.9 years
    17.83 -  24.56          21.71         357,796                7.5 years
    24.69 -  29.75          25.03         604,100                8.5 years
                                        ---------
                            18.53       1,638,541
                                        =========

                  OPTIONS EXERCISABLE
 ---------------------------------------------------
          EXERCISE PRICES
 -----------------------------------
                            WEIGHTED          NUMBER
          RANGE              AVERAGE       OF SHARES
 ---------------------------------------------------
     $ 7.63 - $11.13        $ 9.86           317,965
      11.50 -  15.13         12.67           205,373
      17.83 -  24.56         20.17           102,596
      24.69 -  29.75         25.52           140,500
                                             -------
                             14.86           766,434
                                             =======

Notes to Consolidated Financial Statements                   MICHAEL FOODS, INC.

Pro forma net earnings and diluted net earnings per share would have been $42,630,000, $39,273,000 and $32,160,000, or $2.09, $1.81 and $1.50 per share had the fair value method been used for valuing options granted in 1999, 1998 and 1997. The impact on net earnings may not be representative of future disclosures because they do not take into effect pro forma compensation expense related to grants made before 1995.
   The weighted average fair value of options granted in 1999, 1998 and 1997 were $9.53, $11.95 and $8.51 per share, computed by applying the following weighted average assumptions to the Black Scholes options pricing model: dividend yield of 1% in 1999, 1% in 1998 and 2% in 1997; risk-free rate of return of 6.5%in 1999, 5.9% in 1998 and 6.6% in 1997; volatility of 40% in 1999 and 1998 and 48% in 1997; and an average term of 7 years.

NOTE H
BUSINESS SEGMENTS

   The Company operates in four reportable segments:

   Egg Products produces, processes and distributes numerous egg products and shell eggs primarily through its facilities in the upper Midwest and northeastern United States. Sales of egg products are made through an internal sales force and independent brokers to the foodservice and retail markets primarily throughout the United States.

   Refrigerated Distribution distributes a wide range of refrigerated grocery products, including various cheese products packaged at its Wisconsin cheese packaging facility. Sales of refrigerated grocery products are made through an internal sales force to retail and wholesale markets primarily throughout the Midwest and south-western United States.
   Dairy Products processes and distributes soft serve mix, ice cream mix, frozen yogurt mix, milk and specialty dairy products, many of which are ultra-high temperature pasteurized, from its facilities in Connecticut, Minnesota and Texas. Sales of dairy products are made through an internal sales force to domestic quick service restaurants and other foodservice outlets, independent retailers and ice cream manufacturers throughout the United States.
   Potato Products processes and distributes refrigerated potato products from its manufacturing facilities in Minnesota and California. Sales of potato products are made through an internal sales force to foodservice and retail markets throughout the United States.
   The Company identifies its segments based on the Company's organizational structure, which is primarily by principal products. Operating profit represents earnings before interest expense, interest income, and income taxes. Intersegment sales are made at market prices. Corporate maintains a majority of the Company's cash under its cash management policy.
   Sales to one customer, primarily by the Egg Products segment, accounted for 12% of 1999 consolidated net sales. Certain financial information on the Company's operating segments is as follows (in thousands):

                                                      EGG    REFRIGERATED        DAIRY       POTATO
                                                 PRODUCTS    DISTRIBUTION     PRODUCTS     PRODUCTS     CORPORATE        TOTAL
-------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1999
  External net sales .......................   $  620,719      $  230,335   $  144,865   $   57,353    $        -    $1,053,272
  Intersegment sales .......................       15,854             101        1,384        2,360             -        19,699
  Operating profit (loss)  .................       73,531          10,656        3,750        6,751        (8,358)       86,330
  Total assets .............................      455,943          36,901       48,686       47,792         8,595       597,917
  Depreciation and amortization ............       31,824           1,316        3,671        5,626           127        42,564
  Capital expenditures .....................       65,467             762        6,115        1,781             -        74,125
Year Ended December 31, 1998
  External net sales .......................   $  607,688      $  221,586   $  138,865   $   52,345    $        -    $1,020,484
  Intersegment sales .......................       21,224             127        1,846        2,048             -        25,245
  Operating profit (loss)  .................       69,295           7,288        6,748        3,890        (7,668)       79,553
  Total assets .............................      425,568          39,886       28,097       50,385         7,580       551,516
  Depreciation and amortization ............       26,712           1,518        1,755        5,710           109        35,804
  Capital expenditures .....................       54,443           1,132        4,477        4,671            54        64,777
Year Ended December 31, 1997
  External net sales .......................   $  575,684      $  214,892   $  104,902   $   60,745    $        -    $  956,223
  Intersegment sales .......................       23,583             144        1,803        1,435             -        26,965
  Operating profit (loss)  .................       55,708           8,900        6,823         (505)       (4,647)       66,279
  Total assets .............................      377,740          35,272       25,824       53,307        11,512       503,655
  Depreciation and amortization ............       24,407           1,973        1,723        5,098           122        33,323
  Capital expenditures .....................       28,260(a)        1,043        2,505        9,225            29        41,062(b)


(a) Excludes the Papetti's acquisition (see Note B)
(b) Consolidated financial statement amount is net of $4,161 of proceeds from the sale of property, plant and equipment

Report of Independent Certified Public Accountants           MICHAEL FOODS, INC.

                               [GRANT THORNTON LLP LETTERHEAD]

BOARD OF DIRECTORS

MICHAEL FOODS, INC.

   We have audited the accompanying consolidated balance sheets of Michael Foods, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Michael Foods, Inc. and subsidiaries as of December 31, 1999 and 1998 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ GRANT THORNTON LLP

Minneapolis, Minnesota

February 11, 2000

SUMMARY OF CONSOLIDATED FINANCIAL DATA                       MICHAEL FOODS, INC.
(In thousands, except per share data)

YEARS ENDED DECEMBER 31,                                         1999          1998            1997           1996            1995
------------------------------------------------------------------------------------------------------------------------------------

STATEMENT OF OPERATIONS DATA

Net sales ..............................................     $1,053,272     $1,020,484     $  956,223     $  616,395      $  536,627
Cost of sales ..........................................        860,256        847,383        813,771        545,055         454,652
Product line inventory markdown ........................              0              0              0         12,225               0
                                                             -----------------------------------------------------------------------
Gross profit ...........................................        193,016        173,101        142,452         59,115          81,975
Selling, general and administrative expenses ...........        106,686         93,548         76,173         44,822          45,729
Product line asset impairment ..........................              0              0              0         10,472               0
                                                             -----------------------------------------------------------------------
Operating profit .......................................         86,330         79,553         66,279          3,821          36,246
Interest expense, net ..................................         11,664         10,136         10,830          7,264           7,635
                                                             -----------------------------------------------------------------------
Earnings (loss) before income taxes ....................         74,666         69,417         55,449         (3,443)         28,611
Income tax expense (benefit) ...........................         30,610         29,160         23,010           (370)         11,020
                                                             -----------------------------------------------------------------------
     Net earnings (loss)................................     $   44,056     $   40,257     $   32,439     $   (3,073)     $   17,591
                                                             =======================================================================
Net earnings (loss) per share
     Basic .............................................     $     2.15     $     1.86     $     1.53     $    (0.16)     $     0.91
     Diluted ...........................................           2.12           1.83           1.51           (.16)           0.90
                                                             =======================================================================
Weighted average shares outstanding
     Basic .............................................         20,500         21,642         21,181         19,386          19,328
     Diluted ...........................................         20,750         21,980         21,446         19,386          19,530
Dividends per common share .............................     $     0.27     $     0.23     $     0.20     $     0.20      $     0.20
BALANCE SHEET DATA (At December 31,)
Working capital ........................................     $   51,764     $   61,297     $   54,788     $   56,677      $   42,095
Total assets ...........................................        597,917        551,516        503,655        364,659         359,227
Long-term debt, including current maturities ...........        178,534        166,107        146,028        112,901         101,421
Shareholders equity ....................................        264,599        244,149        229,246        174,042         180,095
                                                             =======================================================================

QUARTERLY FINANCIAL DATA (UNAUDITED)                         MICHAEL FOODS, INC.
(In thousands, except per share amounts)

                                                                                                 QUARTER
                                                                      --------------------------------------------------------------
                                                                     FIRST             SECOND             THIRD              FOURTH
------------------------------------------------------------------------------------------------------------------------------------
1999

Net sales ..............................................           $253,378           $258,031           $269,911           $271,952
Gross profit ...........................................             42,131             50,139             46,749             53,997
Net earnings ...........................................              8,417             11,746             10,713             13,180
Net earnings per share
     Basic .............................................           $   0.40           $   0.57           $   0.53           $   0.65
     Diluted ...........................................               0.40               0.57               0.52               0.64
Weighted average shares outstanding
     Basic .............................................             21,009             20,463             20,251             20,278
     Diluted ...........................................             21,230             20,702             20,522             20,544

                                                                                                                                1998
Net sales ..............................................           $245,589           $243,685           $253,790           $277,420
Gross profit ...........................................             40,156             44,454             43,433             45,058
Net earnings ...........................................              8,258             11,313             10,516             10,170
Net earnings per share
     Basic .............................................           $   0.38           $   0.52           $   0.49           $   0.48
     Diluted ...........................................               0.37               0.51               0.48               0.47
Weighted average shares outstanding
     Basic .............................................             21,846             21,939             21,627             21,156
     Diluted ...........................................             22,208             22,337             21,922             21,454

CORPORATE OFFICERS
Seated: Gregg A. Ostrander; Standing, left to right:        [PHOTO]
Jeffrey M. Shapiro, Mark D. Witmer, John D. Reedy



BOARD OF DIRECTORS Seated, left to right:
Margaret D. Moore, Arvid C. Knudtson,                       [PHOTO]
Gregg A. Ostrander, Jerome J. Jenko;
Standing, left to right:
Richard A. Coonrod, Arthur J. Papetti,
Stephen T. Papetti, Joseph D. Marshburn,
Jeffrey J. Michael, Daniel P. Dillon,
Not pictured: Maureen B. Bellantoni



BOARD OF DIRECTORS

ARVID C. KNUDTSON                           JEROME J. JENKO                             MARGARET D. MOORE
Chairman of the Board of Directors          Chief Executive Officer                     Senior Vice President-
Consultant                                  Jenko &Associates                           Human Resources
                                                                                        PepsiCo, Inc.
MAUREEN B. BELLANTONI                       JOSEPH D. MARSHBURN
Chief Financial Officer                     (Chair, Corporate Governance                GREGG A. OSTRANDER
Burger King North America                   and Nominating Committee)                   President and Chief Executive Officer
                                            General Partner                             of the Company
RICHARD A. COONROD                          Lake Florence Partners, Ltd.
(Chair, Compensation Committee)                                                         ARTHUR J. PAPETTI
General Partner                             JEFFREY J. MICHAEL                          Executive Vice President
Food Fund L.P.                              (Chair, Audit Committee)                    Papetti's Hygrade Egg Products, Inc.
                                            President and Chief Executive Officer
DANIEL P. DILLON                            Corstar Holdings Inc.                       STEPHEN T. PAPETTI
President and Chief Executive Officer                                                   Executive Vice President
Welch Foods, Inc.                                                                       Papetti's Hygrade Egg Products, Inc.


CORPORATE INFORMATION

Annual Meeting:                          Certified Public Accountants:        Market Price Ranges:
Shareholders and members of the          Grant Thornton LLP                   The following table sets forth the
investment community are cordially       200 South Sixth Street               high and low daily sale prices for
invited  to  attend  the  Annual         500 Pillsbury Center North           the common stock for each quarter
Meeting of Shareholders, which is        Minneapolis, Minnesota 55402         of 1999 and 1998.
scheduled to be held at 4:00 p.m.,
local time, on April 26, 2000, in the    Corporate Counsel:                   1999                               Low        High
auditorium of the Lutheran               Maun & Simon                         First Quarter...............     16 11/16  28 3/4
Brotherhood Building, 625 Fourth         2000 Midwest Plaza                   Second Quarter..............     18 1/4    25
Avenue  South  in  Minneapolis,          801 Nicollet Mall                    Third Quarter...............     21 3/8    28 1/16
Minnesota.                               Minneapolis, Minnesota 55402         Fourth Quarter..............     22 1/2    27 7/16

Investor Inquiries:                      Transfer Agent and Registrar:        1998                              Low        High
Requests for financial publications,     Norwest Shareowner Services          First Quarter...............     22 1/2    29
including Form 10-K filed with the       P.O. Box 64854                       Second Quarter..............     25 1/2    31 1/8
Securities and Exchange Commission,      St. Paul, Minnesota 55164-0854       Third Quarter...............     21 1/4    29 5/8
should be addressed to:                  Shareholder Inquiries:               Fourth Quarter..............     20 1/4    30
                                         800-468-9716
MICHAEL FOODS, INC.                                                           The following table sets forth the
Attention: Mark D. Witmer                Listing:                             regular quarterly cash dividends
Assistant Treasurer                      The Company's common stock           per share paid in 1999 and 1998.
324 Park National Bank Bldg.             trades on the National Market tier
5353 Wayzata Boulevard                   of the Nasdaq Stock Market under                                      1999   1998
Minneapolis, Minnesota 55416             the symbol: MIKL.                    First Quarter...............     $.06   $.05
                                                                              Second Quarter..............      .07    .06
Internet Address:                                                             Third Quarter...............      .07    .06
http//www.michaelfoods.com                                                    Fourth Quarter..............      .07    .06

                                                                              At year end 1999 the Company had 388 common
                                                                              shareholders of record and an estimated 4,000
                                                                              beneficial owners whose shares were held by
                                                                              nominees or broker dealers.


OTHER INFORMATION

Corporate Headquarters:               Principal Subsidiary Offices:

MICHAEL FOODS, INC.                   CRYSTAL FARMS REFRIGERATED              NORTHERN STAR CO.
324 Park National Bank Building       DISTRIBUTION COMPANY                    3171 Fifth Street Southeast
5353 Wayzata Boulevard                Park Place West, Suite 200              Minneapolis, Minnesota 55414
Minneapolis, Minnesota 55416          6465 Wayzata Boulevard
612-546-1500                          Minneapolis, Minnesota 55426            PAPETTI'S HYGRADE EGG PRODUCTS, INC.
Corporate Executive Officers:                                                 1 Papetti Plaza
                                      FARM FRESH FOODS, INC.                  Elizabeth, New Jersey 07206
GREGG A. OSTRANDER                    6602 Clara Street
President and Chief Executive         Bell Gardens, California 90201          WISCO FARM COOPERATIVE
Officer                                                                       450 North CP Avenue
                                      KOHLER MIX SPECIALTIES, INC.            Lake Mills, Wisconsin 53551
JEFFREY M. SHAPIRO                    4900 Constellation Dr., Suite 200
Executive Vice President and          White Bear Township, Minnesota
Secretary                             55127

JOHN D. REEDY                         M.G. WALDBAUM COMPANY
Executive Vice President,             500 Park National Bank Building
Chief Financial Officer               5353 Wayzata Boulevard
and Treasurer                         Minneapolis, Minnesota 55416

MARK D. WITMER
Assistant Treasurer

                                      1999


                                                              MICHAEL FOODS INC.

                                                 324 Park National Bank Building
                                                          5353 Wayzata Boulevard
                                                           Minneapolis, MN 55416
                                                      http//www.michaelfoods.com